   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 24, 1995


                                                       REGISTRATION NO. 33-63457

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            COOPER INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                     OHIO                                       31-4156620
       (STATE OR OTHER JURISDICTION OF           (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
        INCORPORATION OR ORGANIZATION)

                            ------------------------

                          SUITE 4000, FIRST CITY TOWER
                                  1001 FANNIN
                              HOUSTON, TEXAS 77002
                                 (713) 739-5400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            DIANE KOSMACH SCHUMACHER
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                          SUITE 4000, FIRST CITY TOWER
                                  1001 FANNIN
                              HOUSTON, TEXAS 77002
                                 (713) 739-5400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

              MARGARET L. WOLFF                              GREGORY M. SHAW
             GREGORY A. FERNICOLA                        CRAVATH, SWAINE & MOORE
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM                    WORLDWIDE PLAZA
               919 THIRD AVENUE                             825 EIGHTH AVENUE
           NEW YORK, NEW YORK 10022                      NEW YORK, NEW YORK 10019
                (212) 735-3000                                (212) 474-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION

                               NOVEMBER 24, 1995


PROSPECTUS                                                                    [COOPER LOGO]
15,000,000 DECSSM
(DEBT EXCHANGEABLE FOR COMMON STOCKSM)
COOPER INDUSTRIES, INC.

    % EXCHANGEABLE NOTES DUE                       , 1998
(SUBJECT TO EXCHANGE INTO SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE, OF WYMAN-GORDON COMPANY)

The principal amount of each of the   % Exchangeable Notes Due           , 1998
(each a "DECS"), of Cooper Industries, Inc. ("Cooper") being offered hereby will
be $     (the last sale price of the common stock, par value $1.00 per share
(the "Wyman-Gordon Common Stock"), of Wyman-Gordon Company ("Wyman-Gordon") on
          , 1995, as reported on The Nasdaq Stock Market's National Market) (the
"Initial Price"). The DECS will mature on           1998. Interest on the DECS,
at the rate of   % of the principal amount per annum, is payable quarterly on
          ,           , and           , beginning           , 1996. The DECS are
not subject to any sinking fund or redemption prior to maturity.



At maturity (including as a result of acceleration or otherwise), the principal amount of each DECS will be mandatorily exchanged by Cooper into a number of shares of Wyman-Gordon Common Stock (or, in accordance with the terms of the Indenture (as defined), at Cooper's option, cash with an equal value) at the Exchange Rate (as defined herein). The Exchange Rate is equal to, subject to certain adjustments, (a) if the Maturity Price per share of Wyman-Gordon Common
Stock is greater than or equal to $        per share of Wyman-Gordon Common
Stock,         share of Wyman-Gordon Common Stock per DECS, (b) if the Maturity
Price is less than $        but is greater than the Initial Price, a fractional
share of Wyman-Gordon Common Stock per DECS so that the value thereof at the Maturity Price equals the Initial Price and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Wyman-Gordon Common Stock per DECS. The "Maturity Price" means the average Closing Price (as defined herein) per share of Wyman-Gordon Common Stock on the 20 Trading Days (as defined herein) immediately prior to (but not including) the date of maturity. Accordingly, holders of the DECS will not necessarily receive an amount equal to the principal amount thereof. Cooper may only exercise its option to pay outstanding DECS in cash from the proceeds of its sale of common stock of Cooper. The DECS will be an unsecured obligation of Cooper ranking pari passu with all of its other unsecured and unsubordinated indebtedness. As of September 30, 1995, Cooper had no indebtedness by its terms ranking senior to the DECS, $151.8 million of indebtedness effectively ranking senior to the DECS because it is secured or issued by consolidated subsidiaries, $1,233.4 million of indebtedness ranking pari passu with the DECS, and $690.5 million of indebtedness subordinated to the DECS. Wyman-Gordon will have no obligations with respect to the DECS. See "Description of the DECS."


For a discussion of certain United States federal income tax consequences for holders of DECS, see "Certain United States Federal Income Tax Considerations."

Attached hereto as Appendix A is a prospectus of Wyman-Gordon (the "Wyman-Gordon Prospectus") covering the shares of Wyman-Gordon Common Stock which may be received by a holder of DECS at maturity. The Wyman-Gordon Prospectus relates to an aggregate of 16,500,000 shares of Wyman-Gordon Common Stock.

"DECS" and "Debt Exchangeable for Common Stock" are service marks of Salomon Brothers Inc ("Salomon").

The Wyman-Gordon Common Stock is listed on The Nasdaq Stock Market's National Market ("Nasdaq") under the symbol "WYMN."
PROSPECTIVE INVESTORS ARE ADVISED TO CONSIDER CAREFULLY THE INFORMATION CONTAINED UNDER "RISK FACTORS" ON PAGE 4.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------
                                        PRICE TO            UNDERWRITING            PROCEEDS TO
                                        PUBLIC(1)             DISCOUNT             COOPER(1)(2)
Per DECS..............................  $                      $                      $
Total (3).............................  $                      $                      $
-----------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from           , 1995, to the date of
    delivery.
(2) Before deducting expenses payable by Cooper, estimated to be $        .
(3) Cooper has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an additional 1,500,000 DECS at the Price to Public, less Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Cooper will
    be $        , $        and $        , respectively. See "Plan of
    Distribution."

The DECS are offered subject to receipt and acceptance by the Underwriters, to prior sales and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the DECS will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about           , 1995.

SALOMON BROTHERS INC
                          MERRILL LYNCH & CO.
                                               SCHRODER WERTHEIM & CO.

The date of this Prospectus is             , 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DECS AND THE WYMAN-GORDON COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) AND THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE WYMAN-GORDON COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     Cooper is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Cooper can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by Cooper can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Cooper has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued under this Prospectus. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto in accordance with the rules and regulations of the Commission. For further information regarding Cooper and the DECS offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents have been filed by Cooper with the Commission pursuant to the Exchange Act and are incorporated herein by reference and made a part of the Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (ii) Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994; (iii) Proxy Statement dated March 17, 1995 for the 1995 Annual Meeting of Shareholders; (iv) Current Report on Form 8-K dated April 28, 1995; (v) Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 dated May 12, 1995; (vi) Current Report on Form 8-K dated July 14, 1995; (vii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 dated August 14, 1995; and Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 dated November 13, 1995.


     All documents subsequently filed by Cooper pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the DECS hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

     Cooper will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to the principal executive office of Cooper Industries, Inc., Suite 4000, First City Tower, 1001 Fannin, Houston, Texas 77002, Attention: Corporate Secretary, telephone number (713) 739-5400.

                                  RISK FACTORS

     The National Association of Securities Dealers, Inc. may provide guidelines to its members regarding compliance responsibilities and requirements when handling transactions in the DECS.

     As described in more detail below, the trading price of the DECS may vary considerably prior to maturity (including by acceleration or otherwise, "Maturity") due to, among other things, fluctuations in the price of Wyman-Gordon Common Stock and other events that are difficult to predict and beyond Cooper's control.

COMPARISON TO OTHER DEBT SECURITIES


     The terms of the DECS differ from those of ordinary debt securities in that the amount that a holder of the DECS will receive upon mandatory exchange of the principal amount thereof at Maturity is not fixed, but is based on the price of the Wyman-Gordon Common Stock as specified in the Exchange Rate (as defined herein). There can be no assurance that such amount receivable by such holder upon exchange at Maturity will be equal to or greater than the principal amount of the DECS. For example, if the Maturity Price of the Wyman-Gordon Common Stock is less than the Initial Price, such amount receivable upon exchange will be less than the principal amount paid for the DECS, in which case an investment in the DECS would result in a loss. Holders of DECS, therefore, bear the full risk of a decline in the value of the Wyman-Gordon Common Stock prior to Maturity.



     In addition, the opportunity for equity appreciation afforded by an investment in the DECS is less than the opportunity for equity appreciation afforded by an investment in the Wyman-Gordon Common Stock because the amount receivable by holders of DECS upon exchange at Maturity will only exceed the principal amount of such DECS ($ ) if the Maturity Price exceeds $ , the Threshold Appreciation Price (as defined herein), which represents an
appreciation of   percent of the Initial Price of $  . Moreover, holders of the
DECS will only be entitled to receive upon exchange at Maturity   percent of any
appreciation of the value of Wyman-Gordon Common Stock in excess of the
Threshold Appreciation Price. For example, if the Maturity Price is $     , the
DECS holders will receive $     at maturity. Because the price of the
Wyman-Gordon Common Stock is subject to market fluctuations, the value of the Wyman-Gordon Common Stock (or, to the extent permitted by applicable law, at the option of Cooper, the amount of cash) received by a holder of DECS upon exchange at Maturity, determined as described herein, may be more or less than the principal amount of the DECS.


RELATIONSHIP OF THE DECS AND WYMAN-GORDON COMMON STOCK


     The market price of the DECS at any time is affected primarily by changes in the price of Wyman-Gordon Common Stock. It is impossible to predict whether the price of Wyman-Gordon Common Stock will rise or fall. Trading prices of Wyman-Gordon Common Stock will be influenced by Wyman-Gordon's operational results and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, Nasdaq (on which the Wyman-Gordon Common Stock is traded) and the market segment of which Wyman-Gordon is a part. As of November 22, 1995, Cooper beneficially owned an aggregate of 16,500,000 shares of Wyman-Gordon Common Stock, 15,000,000 shares (16,500,000 shares if the Underwriters' over-allotment option is exercised in full) of which Cooper may deliver to holders of the DECS at Maturity.


     Holders of the DECS will not be entitled to any rights with respect to Wyman-Gordon Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as Cooper shall have mandatorily exchanged the DECS at Maturity for shares of Wyman-Gordon Common Stock and the applicable record date, if any, for the exercise of such rights occurs after such date.

     There can be no assurance that Wyman-Gordon will continue to be subject to the reporting requirements of the Exchange Act and distribute reports, proxy statements and other information required thereby to its stockholders. In the event that Wyman-Gordon ceases to be subject to such reporting requirements and the DECS continue to be outstanding, pricing information for the DECS may be more difficult to obtain and the value and liquidity of the DECS may be adversely affected.

DILUTION OF WYMAN-GORDON COMMON STOCK


     The amount that holders of the DECS are entitled to receive upon the mandatory exchange at Maturity is subject to adjustment for certain events arising from, among others, a merger or consolidation in which Wyman-Gordon is not the surviving or resulting corporation, a sale or other transfer of all or substantially all of the assets of Wyman-Gordon and the liquidation, dissolution, winding up or bankruptcy of Wyman-Gordon as well as stock splits and combinations, stock dividends and certain other actions of Wyman-Gordon that modify its capital structure. See "Description of the DECS -- Dilution Adjustments." The amount to be received by such holders upon exchange at Maturity may not be adjusted for other events, such as offerings of Wyman-Gordon Common Stock for cash or in connection with acquisitions, that may adversely affect the price of Wyman-Gordon Common Stock and, because of the relationship of such amount to be received upon exchange to the price of Wyman-Gordon Common Stock, such other events may adversely affect the trading price of the DECS. There can be no assurance that Wyman-Gordon will not make offerings of Wyman-Gordon Common Stock or take such other action in the future or as to the amount of such offerings, if any.


NO OBLIGATION ON PART OF WYMAN-GORDON WITH RESPECT TO THE DECS

     Wyman-Gordon has no obligations with respect to the DECS, including any obligation to take the needs of Cooper (other than pursuant to the Investment Agreement (described below)) or of holders of the DECS into consideration for any reason. Wyman-Gordon will not receive any of the proceeds of the offering of the DECS made hereby and is not responsible for, and has not participated in, the determination or calculation of the amount receivable by holders of the DECS at Maturity. Wyman-Gordon is not involved with the administration or trading of the DECS and has no obligations with respect to the amount receivable by holders of the DECS at Maturity.

POSSIBLE ILLIQUIDITY OF THE SECONDARY MARKET

     It is not possible to predict how the DECS will trade in the secondary market or whether such market will be liquid or illiquid. There is currently no secondary market for the DECS. The Underwriters (as described under "Plan of Distribution") currently intend, but are not obligated, to make a market in the DECS. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of the DECS with liquidity of investment or that it will continue for the life of the DECS. The DECS will not be listed on any national securities exchange. Accordingly, pricing information for the DECS may be difficult to obtain, and the liquidity of the DECS may be adversely affected.

TAX UNCERTAINTIES

     The Indenture (as defined herein) requires that any holder subject to U.S. federal income tax include currently in income, for U.S. federal income tax purposes, payments denominated as interest that are made with respect to the DECS, in accordance with such holder's method of accounting, and the amount of original issue discount ("OID"), if any, attributable to the DECS as it accrues. The Indenture also requires holders to treat the DECS as a unit consisting of
(i) an exchange note, which is a debt obligation with a fixed principal amount unconditionally payable at Maturity equal to the principal amount of the DECS, and (ii) a forward purchase contract pursuant to which the holder agrees to use the principal payment due on the exchange note to purchase at Maturity the Wyman-Gordon Common Stock that the holder is entitled to receive at that time (subject to Cooper's right to deliver cash in lieu of the Wyman-Gordon Common Stock). It is contemplated that, upon a holder's sale or other disposition of the DECS prior to Maturity, the amount realized will be allocated between these two components of the DECS on the basis of their then relative fair market values. Because of an absence of authority as to the proper characterization of the DECS for tax purposes, these tax characterizations and results are uncertain. This uncertainty extends to characterization of any gain or loss recognized with respect to the DECS at Maturity as capital gain or loss or ordinary income or loss and, in the event Cooper delivers Wyman-Gordon Common Stock at Maturity, as to whether any gain or loss can be deferred until a sale or disposition of such stock. As a result of these uncertainties, Cooper has not received an opinion of counsel with respect to the specific tax consequences of owning or disposing of the DECS. See "Certain United States Federal Income Tax Considerations."

RISK FACTORS RELATING TO WYMAN-GORDON

     Investors in the DECS should carefully consider the information in the Wyman-Gordon Prospectus attached hereto as Appendix A, including the information contained under "Risk Factors."

                            COOPER INDUSTRIES, INC.

     Cooper, which was incorporated in Ohio in 1919, is a diversified, worldwide manufacturing company doing business in three primary business segments:
Electrical Products, Automotive Products and Tools & Hardware. Cooper has over 125 manufacturing facilities and approximately 39,700 employees in the United States and more than 23 foreign countries.

Electrical Products Segment

     The Electrical Products segment manufactures and markets electrical and circuit protection products for use in residential, commercial and industrial construction, maintenance and repair applications. In addition, the segment produces and markets products for use by utilities and industries for primary electrical power transmission and distribution. Some of the major products include Buss(R) and Edison(R) fuses; Crouse-Hinds(R) electrical construction materials; Crouse-Hinds(R), Fail-Safe(TM), Halo(R) and Metalux(R) lighting fixtures; Kyle(R) distribution switchgear and McGraw-Edison(TM) and RTE(R) power and distribution transformers and related products.

Automotive Products Segment

     The Automotive Products segment manufactures and distributes spark plugs, brake components, wiper blades, lighting products, heating and air conditioning parts, steering and suspension components and other products for use by the automotive aftermarket and in automobile assemblies. Products include Abex(R), Lee(R), Gibson(R) and Wagner(R) brake components; Anco(R) windshield wiper products; automotive wire and cable; Champion(R) spark plugs and igniters; Everco(R) and Murray(R) heating and air conditioning parts; Moog(R) steering and suspension products; Precision(R) universal joint products; and Wagner(R) and Zanxx(R) lighting products.

Tools & Hardware Segment

     The Tools & Hardware segment produces and markets tools and hardware items for use in residential, commercial and industrial construction, maintenance and repair applications, and for other general industrial and consumer uses. Some of the well-known products include Campbell(R) chain; Crescent(R) wrenches; Diamond(R) horseshoes and farrier tools; Lufkin(R) measuring tapes; Nicholson(R) files and saws; Plumb(R) hammers; Weller(R) soldering equipment; Wiss(R) scissors; Xcelite(R) screwdrivers; Buckeye(R), DGD(TM) and Dotco(R) power tools; and Kirsch(R) drapery hardware and custom window coverings.

RECENT DEVELOPMENTS

     On June 30, 1995, Cooper distributed 85.5 percent (21,375,000 shares) of the common stock of its wholly-owned subsidiary Cooper Cameron Corporation ("Cooper Cameron") in exchange for 9,500,000 shares of Cooper common stock pursuant to an offer made to Cooper's shareholders to exchange 2.25 shares of common stock of Cooper Cameron for each share of Cooper common stock tendered, up to a maximum of 9,500,000 shares of Cooper common stock. Cooper retained 14.5 percent (3,625,000 shares) of the common stock of Cooper Cameron. Cooper Cameron was incorporated in Delaware on November 10, 1994. As of January 1, 1995, Cooper transferred to Cooper Cameron the businesses that comprised Cooper's former Petroleum & Industrial Equipment segment at September 30, 1994. These businesses included the Cooper Oil Tool, Cooper Energy Services, Cooper Turbocompressor and Wheeling Machine Products operations of Cooper.


ANTICIPATED ACCOUNTING TREATMENT OF THE DECS BY COOPER



     The DECS will be reflected as long-term debt in Cooper's balance sheet and will carry an interest rate which will not differ significantly from the interest rate paid on the long-term debt retired with the proceeds of the DECS offering. The DECS provide a hedge of the Wyman-Gordon investment, which will allow Cooper to assure a gain equal to the difference between Cooper's cost of the Wyman-Gordon Common Stock and the proceeds from the DECS offering even if the market price of Wyman-Gordon Common Stock decreases. Subsequent to the completion of the DECS offering, Cooper's investment in Wyman-Gordon Common Stock will continue to be reflected as an available-for-sale security, marked to market with the unrealized gain included in stockholders' equity. The hedge imbedded in the DECS will, however, result in the unrealized gain included in stockholders' equity being limited to the appreciation attributable to Cooper under the terms of the DECS. If the market value of Wyman-Gordon Common Stock declines, the decrease in the market value of the investment in Wyman-Gordon Common Stock will be offset by the increase in the market value of the imbedded hedge in the DECS. In the event Cooper delivers Wyman-Gordon Common Stock in exchange for the DECS, Cooper will recognize the unrealized gain attributable to the number of shares delivered to the holders of the DECS. In the event Cooper settles the DECS in cash at maturity and Cooper continues to hold its investment in Wyman-Gordon Common Stock, no gain or loss will be recognized by Cooper.


     For additional information with respect to Cooper, see the documents specified under "Documents Incorporated by Reference."

                              WYMAN-GORDON COMPANY

     Wyman-Gordon, founded in 1883, is a leading producer of highly engineered, technically advanced components primarily for the aerospace industry as well as for other markets, including power generation. Wyman-Gordon uses forging, casting and composites technologies to produce components to exacting customer specifications for technically demanding applications such as jet turbine engines, airframe structures, land-based gas turbines and extruded seamless pipe. Components manufactured by Wyman-Gordon are utilized in most of the major commercial and United States defense aerospace programs.

     Attached hereto as Appendix A is the Wyman-Gordon Prospectus covering the shares of Wyman-Gordon Common Stock offered, among other things, in connection with the DECS.

                  RELATIONSHIP BETWEEN COOPER AND WYMAN-GORDON

     Pursuant to the Stock Purchase Agreement, dated as of January 10, 1994 (the "Stock Purchase Agreement"), between Cooper and Wyman-Gordon, Wyman-Gordon acquired from Cooper on May 26, 1994 all of the outstanding shares of common stock of Cameron Forged Products Company ("Cameron") in consideration for 16,500,000 shares of Wyman-Gordon Common Stock and $8.5 million, consisting of $3.9 million in cash and a $4.6 million promissory note of Wyman-Gordon (the "Note"). The Stock Purchase Agreement contains obligations of each of Cooper and Wyman-Gordon which remain outstanding. These obligations include, among others, payment by Wyman-Gordon of the Note, cross indemnification by Cooper and Wyman-Gordon for certain tax obligations, liabilities arising out of the business and operations of Cameron and inaccuracies in certain representations and warranties made by each company, and indemnification of Wyman-Gordon by Cooper for certain liabilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to employee benefit plans.

     In connection with the Stock Purchase Agreement, Cooper and Wyman-Gordon entered into the Investment Agreement, dated as of January 10, 1994, as amended by Amendment dated as of May 26, 1994 (the "Investment Agreement"), which governs Cooper's ownership of the 16,500,000 shares of Wyman-Gordon Common Stock that were issued to Cooper under the Stock Purchase Agreement. The Investment Agreement, among other things, contains (i) restrictions on Cooper's ability to sell or encumber its shares of Wyman-Gordon Common Stock, (ii) provisions requiring generally that Cooper vote its shares of Wyman-Gordon Common Stock either in the manner recommended by the Wyman-Gordon Board of Directors or, at Cooper's election, in the same proportion as the vote of the other Wyman-Gordon shareholders, (iii) customary standstill provisions, (iv) provisions requiring Wyman-Gordon to use its best efforts to cause two persons designated by Cooper to be elected to the Wyman-Gordon Board of Directors and (v) provisions granting Cooper certain registration rights in respect of its shares of Wyman-Gordon Common Stock. The voting, sale and standstill restrictions set forth in the Investment Agreement terminate upon the earlier of (i) May 26, 2004 and (ii) the first date on which Cooper beneficially owns less than 5 percent of the outstanding Company Voting Securities (as defined in the Investment Agreement).



     Neither the Stock Purchase Agreement nor the Investment Agreement will be affected by the DECS offering.


     See "Relationship Between Cooper and the Company" in the Wyman-Gordon Prospectus attached hereto as Appendix A for a further description of the Stock Purchase Agreement and the Investment Agreement.

          PRICE RANGE OF WYMAN-GORDON COMMON STOCK AND DIVIDEND POLICY

     Wyman-Gordon Common Stock is listed on Nasdaq under the symbol "WYMN." The following table sets forth the high and low sales prices of the Wyman-Gordon Common Stock for the calendar periods listed below as reported on Nasdaq.


                                                                               HIGH         LOW
                                                                              -------     -------
1994
  First Quarter.............................................................  $ 7  1/8    $ 4  5/8
  Second Quarter............................................................    6  7/8      4  1/2
  Third Quarter.............................................................    7           5  3/4
  Fourth Quarter............................................................    6  1/2      4  3/4
1995
  First Quarter.............................................................    8           5  1/4
  Second Quarter............................................................   12  3/8      7  5/8
  Third Quarter.............................................................   14  1/8     10  5/8
  Fourth Quarter (through November 21, 1995)................................   15  1/8     12  1/4



     As of November   , 1995, there were approximately           holders of
record of Wyman-Gordon Common Stock. The number of record holders may not be representative of the number of beneficial holders since many shares are held by depositories, brokers or other nominees.



     On November   , 1995, the last reported sale price of Wyman-Gordon Common
Stock on the Nasdaq was $          per share. Wyman-Gordon has paid no dividends
on the Wyman-Gordon Common Stock since the fourth quarter of 1991. See "Price Range of Common Stock and Dividend Policy" in the Wyman-Gordon Prospectus attached hereto as Appendix A.


     Cooper makes no representation as to the amount of dividends, if any, that Wyman-Gordon will pay in the future. In any event, holders of the DECS will not be entitled to receive any dividends that may be payable on Wyman-Gordon Common Stock until such time, if any, as Cooper shall have mandatorily exchanged the DECS at Maturity for shares of Wyman-Gordon Common Stock and a record date, if any, for such dividend occurs after such date. See "Description of the DECS."

                                USE OF PROCEEDS

     The net proceeds to be received by Cooper from the sale of the DECS will be used for general corporate purposes, including potential acquisitions, refinancings of existing indebtedness, working capital and capital expenditures.

                            SELECTED FINANCIAL DATA


     The following table sets forth selected historical financial data for Cooper for each of the years in the five-year period ended December 31, 1994, and selected unaudited historical financial data for the nine-month periods ended September 30, 1995 and 1994. The historical data for the five full years shown below has been derived from the audited consolidated financial statements of Cooper. The historical data for the nine-month periods ended September 30, 1995 and 1994 has been derived from Cooper's unaudited consolidated financial statements and includes, in the opinion of Cooper's management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. Financial information for the interim periods presented is not necessarily indicative of the financial information for the full year. The historical data set forth below should be read in conjunction with the consolidated financial statements and notes thereto of Cooper incorporated by reference herein.



                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                              -----------------------   --------------------------------------------------------
                                              1995(1)(2)    1994(1)     1994(1)     1993(1)      1992(1)       1991       1990
                                              ----------   ----------   --------   ----------   ----------   --------   --------
                                                                        (IN MILLIONS WHERE APPLICABLE)
Income Statement Data:
  Revenues....................................  $3,597.7    $3,348.1    $4,588.0    $4,776.4     $4,468.4    $4,307.6   $4,570.8
                                                --------    --------    --------    --------     --------    --------   --------
  Income from continuing operations before
    cumulative effect of changes in accounting
    principles................................     207.4       207.3       292.8       299.0        239.6       231.2      265.3
  Income from discontinued operations
    net of taxes..............................        --         0.3         0.3        68.1        121.7       162.0       96.1
  Charge for discontinued operations..........    (186.6)     (313.0)     (313.0)         --           --          --         --
  Cumulative effect on prior years of changes
    in accounting principles..................        --          --          --          --       (590.0)         --         --
                                                --------    --------    --------    --------     --------    --------   --------
    Net income (loss).........................  $   20.8    $ (105.4)   $  (19.9)   $  367.1     $ (228.7)   $  393.2   $  361.4
                                                ========    ========    ========    ========     ========    ========   ========
Per Common Share Data:
  Primary --
    Income from continuing operations before
      cumulative effect of changes in
      accounting
      principles..............................  $   1.83    $   1.47    $   2.10    $   2.15     $   1.64    $   1.60   $   1.94
    Income (loss) from discontinued
      operations..............................     (1.65)      (2.74)      (2.74)       0.60         1.07        1.44       0.87
    Cumulative effect on prior years of
      changes in
      accounting principles...................        --          --          --          --        (5.19)         --         --
                                                --------    --------    --------    --------     --------    --------   --------
    Net income (loss).........................  $    .18    $  (1.27)   $  (0.64)   $   2.75     $  (2.48)   $   3.04   $   2.81
                                                ========    ========    ========    ========     ========    ========   ========
  Fully diluted --
    Income from continuing operations before
      cumulative effect of changes in
      accounting
      principles..............................  $   1.76    $   1.47    $   2.10    $   2.15     $   1.64    $   1.60   $   1.94
                                                ========    ========    ========    ========     ========    ========   ========
    Net income (loss).........................  $    .18    $  (1.27)   $  (0.64)   $   2.75     $  (2.48)   $   3.01   $   2.81
                                                ========    ========    ========    ========     ========    ========   ========
  Cash dividends..............................  $   0.99    $   0.99    $   1.32    $   1.32     $   1.24    $   1.16   $   1.08
  Book value..................................     15.40       16.71       17.50       19.76        18.63       22.93      21.23
Balance Sheet Data (at the end of period):
  Total assets................................  $5,776.1    $6,064.4    $6,400.7    $6,361.7     $6,551.4    $5,951.1   $6,019.1
  Long-term debt..............................   1,882.0     1,254.6     1,361.9       883.4      1,369.8     1,033.3    1,238.5
  Stockholders' Equity........................   1,660.4     2,694.1     2,741.1     3,009.6      2,862.6     3,319.0    3,042.0
Other Data (unaudited):
  Ratio of earnings to fixed charges(3).......       3.8x        6.4x        6.4x        6.0x         4.6x        3.8x       3.4x


---------------
(1) Includes the results of Moog Automotive Group, Inc., which was acquired effective October 1, 1992 from IFINT S.A. This transaction was accounted for as a purchase.

(2) Includes the results of Abex Friction Products, which was acquired effective December 30, 1994 from Abex, Inc. This transaction was accounted for as a purchase.


(3) The ratio of earnings to fixed charges has been calculated by dividing fixed charges into the sum of earnings before income tax expense and fixed charges. Fixed charges consist of interest costs and estimated interest in rentals.

                            DESCRIPTION OF THE DECS


     The DECS are a series of debt securities ("Debt Securities"), to be issued
under an Indenture dated as of             , 1995 between Cooper and Texas
Commerce Bank National Association, as trustee (the "Trustee"), as supplemented
by a First Supplemental Indenture dated as of             , 1995 between Cooper
and the Trustee (the indenture dated as of             , 1995, as supplemented
from time to time, the "Indenture"). The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.


GENERAL


     The DECS will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of Cooper. As of September 30, 1995, Cooper had no indebtedness senior to the DECS, $151.8 million of indebtedness effectively ranking senior to the DECS because it is secured or issued by consolidated subsidiaries, $1,233.4 million of indebtedness ranking pari passu with the DECS, and $690.5 million of indebtedness subordinated to the DECS. The aggregate number of DECS to be issued will be 15,000,000 plus such additional number of DECS as may be issued pursuant to the over-allotment option granted by
Cooper to the Underwriters. The DECS will mature on             , 1998. The
Indenture does not limit the amount of Debt Securities which may be issued thereunder. As a result, Cooper may issue additional Debt Securities or other securities with terms similar to those of the DECS in the future.


     Each DECS, which will be issued with a principal amount of $          ,
will bear interest at the annual rate of    percent of the principal amount per
annum (or $          per annum) from             , 1995, or from the most recent
Interest Payment Date (as defined below) to which interest has been paid or provided for until the principal amount thereof is exchanged at Maturity pursuant to the terms of the DECS. Interest on the DECS will be payable
quarterly in arrears on             ,             ,             , and
            , commencing             , 1996 (each, an "Interest Payment Date"),
to the persons in whose names the DECS are registered at the close of business on the last day of the calendar month immediately preceding such Interest Payment Date; provided that interest payable at Maturity shall be payable to the person to whom the principal is payable. Interest on the DECS will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day (as defined below), the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment. The DECs will be traded pursuant to rules and regulations of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act) which are filed with the Commission pursuant to Section 19(b) of the Exchange Act.


     At Maturity (including as a result of acceleration or otherwise), the principal amount of each DECS will be mandatorily exchanged by Cooper into a number of shares of Wyman-Gordon Common Stock at the Exchange Rate, and, accordingly, holders of the DECS will not necessarily receive an amount equal to the principal amount thereof. The "Exchange Rate" is equal to, subject to adjustment as a result of certain dilution events (see "-- Dilution Adjustments" below), (a) if the Maturity Price (as defined below) per share of Wyman-Gordon
Common Stock is greater than or equal to $          per share of Wyman-Gordon
Common Stock (the "Threshold Appreciation Price"),           shares of Wyman-
Gordon Common Stock per DECS, (b) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, a fractional share of Wyman-Gordon Common Stock per DECS so that the value thereof (determined at the Maturity Price) is equal to the Initial Price or (c) if the Maturity Price is less than or equal to the Initial Price, one share of Wyman-Gordon Common Stock per DECS. Accordingly, the value of the Wyman-Gordon Common Stock to be received by holders of the DECS (or as discussed below, the cash equivalent to be received in lieu of such shares) at Maturity will not necessarily equal the principal amount of such DECS. For example, if the Maturity Price of the Wyman-Gordon Common Stock is less than the Initial Price, the amount receivable upon exchange will be less than the principal amount paid for the DECS, in which case an investment in the DECS would result in a loss. No fractional shares of Wyman-Gordon Common Stock will be issued at Maturity as provided under "-- Fractional Shares" below. Cooper may at its option (in accordance with the terms of the Indenture) deliver cash at Maturity, in lieu of delivering shares of Wyman-Gordon Common Stock, in an amount equal to the product obtained by multiplying the value of the number of shares of Wyman-Gordon Common Stock that would have been delivered at Maturity by the
Maturity Price. On or prior to the seventh Business Day prior to             ,
1998, Cooper will notify The Depository Trust Company (the "Depositary") and the Trustee and publish a notice in a daily newspaper of national circulation stating whether the principal amount of each DECS will be exchanged for shares of Wyman-Gordon Common Stock or cash. If Cooper elects to deliver shares of Wyman-Gordon Common Stock, (i) the holders of the DECS will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such shares and (ii) the delivery of such shares shall occur on the floor of, or pursuant to applicable rules and regulations promulgated by, Nasdaq or, if the Wyman-Gordon Common Stock is not listed for trading on Nasdaq on the date of any such exchange, the exchange, board of trade or similar institution on which public market quotations or prices of the Wyman-Gordon Common Stock are made at the time of such exchange. Although it is Cooper's current intention to deliver Wyman-Gordon Common Stock at Maturity, Cooper intends to consider all relevant economic and market factors in determining whether to deliver cash or shares of Wyman-Gordon Common Stock at Maturity. Such factors will include, among others, Cooper's liquidity and prevailing tax rates at Maturity. Cooper does not believe that any one of such factors is more important in its consideration.


     The "Maturity Price" is defined as the average Closing Price per share of Wyman-Gordon Common Stock on the 20 Trading Days immediately prior to (but not including) the Maturity Date. The "Closing Price" of any security on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of such security on Nasdaq on such date or, if such security is not listed for trading on Nasdaq on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, or if such security is not so listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or, if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if such bid price is not available, the market value of such security on such date as determined by a nationally recognized independent investment banking firm retained for this purpose by Cooper. A "Trading Day" is defined as a day on which the security the Closing Price of which is being determined (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the New York Stock Exchange, Nasdaq, banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.


     The Indenture contains a covenant by Cooper to the effect that should Cooper exercise its option to pay all outstanding DECS in cash, such cash must be provided by the proceeds from a sale by Cooper of its common stock. Such sale of common stock by Cooper must have occurred not more than 540 days prior to the notice by Cooper to holders of DECS of its election to deliver cash in lieu of Wyman-Gordon Common Stock.


     For illustrative purposes only, the following chart shows the number of shares of Wyman-Gordon Common Stock or, where permitted by applicable law, the amount of cash that a holder of DECS would receive for each DECS at various Maturity Prices. The table assumes that there will be no adjustments to the Exchange Rate described under "-- Dilution Adjustments" below. There can be no assurance that the Maturity Price will be within the range set forth below.
Given the Initial Price of $          per DECS and the Threshold Appreciation
Price of $          , a DECS holder would receive at Maturity the following
number of shares of Wyman-Gordon Common Stock or amount of cash (if Cooper elects to pay the DECS in cash):

                           NUMBER OF
MATURITY PRICE              SHARES
OF WYMAN-GORDON         OF WYMAN-GORDON
 COMMON STOCK            COMMON STOCK           AMOUNT OF CASH
---------------         ---------------         --------------


     As the foregoing chart illustrates, if at Maturity, the Maturity Price is
greater than or equal to $            , Cooper is obligated to deliver .
shares of Wyman-Gordon Common Stock per DECS, resulting in Cooper receiving    %
of the appreciation in market value above $            and the DECS holder
receiving    % of the appreciation in market value above $            . If at
Maturity, the Maturity Price is greater than $            and less than
$            , Cooper is obligated to deliver only that fraction of a share of
Wyman-Gordon Common Stock equal to $            , resulting in Cooper retaining
all appreciation in the market value of the Wyman-Gordon Common Stock from
$            to $            . If at Maturity, the Maturity Price is less than
or equal to $            , Copper is obligated to deliver one share of
Wyman-Gordon Common Stock per DECS, regardless of the market price of such share, resulting in the DECS holder realizing the entire loss on the decline in market value of the Wyman-Gordon Common Stock.


     Although it is Cooper's current intention to deliver Wyman-Gordon Common Stock at Maturity, Cooper may at its option deliver cash, in lieu of delivering such shares of Wyman-Gordon Common Stock, except that under the Indenture Cooper will not deliver cash, nor will there have been any offer by Cooper to deliver cash, where such delivery would violate applicable law. In the event that Cooper elects to deliver cash in lieu of shares at Maturity, it will be obligated to deliver cash with respect to all, but not less than all, of the shares of Wyman-Gordon Common Stock that would otherwise be deliverable, except that Cooper may deliver shares of Wyman-Gordon Common Stock to any holders with respect to whom it has determined the delivery of cash may violate applicable law.


     Interest on the DECS will be payable, and delivery of Wyman-Gordon Common Stock (or, at the option of Cooper, its cash equivalent) in exchange for the DECS at Maturity will be made upon surrender of such DECS, at the office or agency of Cooper maintained for such purposes; provided that payment of interest may be made at the option of Cooper by check mailed or, in the case of a holder
of an aggregate of at least             DECS, by wire transfer to the persons in
whose names the DECS are registered at the close of business on             ,
            ,             and             . See "-- Book-Entry System."
Initially, such office will be the office of the Trustee, located at 55 Water Street, North Building, Room 234, Windows 20 and 21, New York, New York.


     The DECS will be transferable on the books of Cooper at any time or from time to time at the aforementioned office. No service charge will be made to the holder for any such transfer except for any tax or governmental charge incidental thereto.

     The Indenture does not contain any restriction on the ability of Cooper to sell all or any portion of the Wyman-Gordon Common Stock held by it or its subsidiaries, and no such shares of Wyman-Gordon Common Stock will be pledged or otherwise held in escrow for use at Maturity of the DECS. Consequently, in the event of a bankruptcy, insolvency or liquidation of Cooper or its subsidiaries, the Wyman-Gordon Common Stock, if any, owned by Cooper or its subsidiaries will be subject to the claims of the creditors of Cooper or its subsidiaries, respectively. In addition, as described herein, Cooper will have the option, exercisable in its sole discretion, to satisfy its obligations pursuant to the mandatory exchange for the principal amount of each DECS at Maturity by delivering to holders of the DECS either the specified number of shares of Wyman-Gordon Common Stock or, subject to applicable law, cash in an amount equal to the value of such number of shares at the Maturity Price. In the event that Cooper does sell all or a portion of the Wyman-Gordon Common Stock held by it or its subsidiaries, Cooper may be more likely to deliver cash in lieu of Wyman-Gordon Common Stock. As a result, there can be no assurance that Cooper will elect at Maturity to deliver Wyman-Gordon Common Stock or, if it so elects, that it will use all or any portion of its current holdings of Wyman-Gordon Common Stock to make such delivery. Consequently, holders of the DECS will not be entitled to any rights with respect to Wyman-Gordon Common Stock (including without limitation voting rights and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as Cooper shall have mandatorily exchanged the DECS at Maturity for shares of Wyman-Gordon Common Stock and the applicable record date, if any, for the exercise of such rights occurs after such date. See "Relationship Between Cooper and Wyman-Gordon" for a discussion of restrictions on Cooper's ability to transfer its shares of Wyman-Gordon Common Stock.

DILUTION ADJUSTMENTS

     The Exchange Rate is subject to adjustment if Wyman-Gordon shall (i) pay a stock dividend or make a distribution with respect to Wyman-Gordon Common Stock in shares of such stock, (ii) subdivide or split its outstanding shares of Wyman-Gordon Common Stock, (iii) combine its outstanding shares of Wyman-Gordon Common Stock into a smaller number of shares, (iv) issue by reclassification of its shares of Wyman-Gordon Common Stock any shares of common stock of Wyman-Gordon, (v) issue rights or warrants to all holders of Wyman-Gordon Common Stock entitling them to subscribe for or purchase shares of Wyman-Gordon Common Stock at a price per share less than the market price of the Wyman-Gordon Common Stock (other than rights to purchase Wyman-Gordon Common Stock pursuant to a plan for the reinvestment of dividends or interest) or (vi) pay a dividend or make a distribution to all holders of Wyman-Gordon Common Stock of evidences of its indebtedness or other assets (excluding any dividends or distributions referred to in clause (i) above or any cash dividends other than any Extraordinary Cash Dividends as defined below) or issue to all holders of Wyman-Gordon Common Stock rights or warrants to subscribe for or purchase any of its securities (other than those referred to in clause (v) above). In the case of the events referred to in clauses (i), (ii), (iii) and (iv) above, the Exchange Rate in effect immediately prior to such event shall be adjusted so that the holder of any DECS shall thereafter be entitled to receive, upon mandatory exchange of the principal amount of such DECS at Maturity, the number of shares of Wyman-Gordon Common Stock that such holder would have owned or been entitled to receive immediately following any event described above had such DECS been exchanged immediately prior to such event or any record date with respect thereto. In the case of the event referred to in clause (v) above, the Exchange Rate shall be adjusted by multiplying the Exchange Rate in effect immediately prior to the date of issuance of the rights or warrants referred to in clause (v) above, by a fraction, of which the numerator shall be the number of shares of Wyman-Gordon Common Stock outstanding on the date of issuance of such rights or warrants, immediately prior to such issuance, plus the number of additional shares of Wyman-Gordon Common Stock offered for subscription or purchase pursuant to such rights or warrants, and of which the denominator shall be the number of shares of Wyman-Gordon Common Stock outstanding on the date of issuance of such rights or warrants, immediately prior to such issuance, plus the number of additional shares of Wyman-Gordon Common Stock that the aggregate offering price of the total number of shares of Wyman-Gordon Common Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the market price (determined as the average Closing Price per share of Wyman-Gordon Common Stock on the 20 Trading Days immediately prior to the date such rights or warrants are issued), which shall be determined by multiplying such total number of shares by the exercise price of such rights or warrants and dividing the product so obtained by such market price. To the extent that shares of Wyman-Gordon Common Stock are not delivered after the expiration of such rights or warrants, the Exchange Rate shall be readjusted to the Exchange Rate which would then be in effect had such adjustments for the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Wyman-Gordon Common Stock actually delivered. In the case of the event referred to in clause (vi) above, the Exchange Rate shall be adjusted by multiplying the Exchange Rate in effect on the record date by a fraction of which the numerator shall be the market price per share of the Wyman-Gordon Common Stock on the record date for the determination of stockholders entitled to receive the dividend or distribution referred to in clause (vi) above (such market price being determined as the average Closing Price per share of Wyman-Gordon Common Stock on the 20 Trading Days immediately prior to such record date), and of which the denominator shall be such market price per share of Wyman-Gordon Common Stock less the fair market value (as determined by the Board of Directors of Cooper, whose determination shall be conclusive, and described in a resolution adopted with respect thereto) as of such record date of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights or warrants applicable to one share of Wyman-Gordon Common Stock. An "Extraordinary Cash Dividend" means, with respect to any one-year period, all cash dividends on the Wyman-Gordon Common Stock during such period to the extent such dividends exceed on a per share basis 10 percent of the average price of the Wyman-Gordon Common Stock over such period (less any such dividends for which a prior adjustment to the Exchange Rate was previously made). All adjustments to the Exchange Rate will be calculated to the nearest 1/10,000th of a share of Wyman-Gordon Common Stock (or if there is not a nearest 1/10,000th of a share to the next lower 1/10,000th of a share). No adjustment in the Exchange Rate shall be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment.


     In the event of (A) any consolidation or merger of Wyman-Gordon, or any surviving entity or subsequent surviving entity of Wyman-Gordon (a "Wyman-Gordon Successor"), with or into another entity (other than a merger or consolidation in which Wyman-Gordon is the continuing corporation and in which the Wyman-Gordon Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Wyman-Gordon or another corporation), (B) any sale, transfer, lease or conveyance to another corporation of the property of Wyman-Gordon or any Wyman-Gordon Successor as an entirety or substantially as an entirety, (C) any statutory exchange of securities of Wyman-Gordon or any Wyman-Gordon Successor with another corporation (other than in connection with a merger or acquisition) or (D) any liquidation, dissolution, winding up or bankruptcy of Wyman-Gordon or any Wyman-Gordon Successor (any such event, a "Reorganization Event"), the Exchange Rate used to determine the amount payable upon exchange at Maturity for each DECS will be adjusted to provide that each holder of DECS will receive at Maturity cash in an amount equal to (a) if the Transaction Value (as defined below) is greater than or equal to the Threshold Appreciation Price, multiplied by the Transaction Value, (b) if the Transaction Value is less than the Threshold Appreciation Price but greater than the Initial Price, the Initial Price and (c) if the Transaction Value is less than or equal to the Initial Price, the Transaction Value. "Transaction Value" means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of Wyman-Gordon Common Stock, (ii) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the market value at Maturity of such property received per share of Wyman-Gordon Common Stock as determined by a nationally recognized independent investment banking firm retained for this purpose by Cooper and (iii) for any securities received in any such Reorganization Event, an amount equal to the average Closing Price per share of such securities on the 20 Trading Days immediately prior to Maturity multiplied by the number of such securities received for each share of Wyman-Gordon Common Stock. Notwithstanding the foregoing, in lieu of delivering cash as provided above, Cooper may at its option deliver an equivalent value of securities or other property received in such Reorganization Event, determined in accordance with clause (ii) or (iii) above, as applicable. If Cooper elects to deliver securities or other property, holders of the DECS will be responsible for the payment of any and all brokerage and other transaction costs upon the sale of such securities or other property. The kind and amount of securities into which the DECS shall be exchangeable after consummation of such transaction shall be subject to adjustment as described in the immediately preceding paragraph following the date of consummation of such transaction.


     Cooper is required, within 10 Business Days following the occurrence of an event that requires an adjustment to the Exchange Rate (or if Cooper is not aware of such occurrence, as soon as practicable after becoming so aware), to provide written notice to the Trustee of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Rate was determined and setting forth the revised Exchange Rate.

FRACTIONAL SHARES

     No fractional shares of Wyman-Gordon Common Stock will be issued if Cooper exchanges the DECS for shares of Wyman-Gordon Common Stock. If more than one DECS shall be surrendered for exchange at one time by the same holder, the number of full shares of Wyman-Gordon Common Stock which shall be delivered upon exchange, in whole or in part, as the case may be, shall be computed on the basis of the aggregate number of DECS so surrendered at Maturity. In lieu of any fractional share otherwise issuable in respect of all DECS of any holder which are exchanged at Maturity, such holder shall be entitled to receive an amount in cash equal to the value of such fractional share at the Maturity Price.

REDEMPTION

     The DECS are not subject to redemption prior to Maturity.

BOOK-ENTRY SYSTEM

     It is expected that the DECS will be issued in the form of one or more global securities (the "Global Securities") deposited with the Depositary and registered in the name of a nominee of the Depositary.

     The Depositary has advised Cooper and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. The Depositary was created to hold securities of persons who have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of certificates. Such participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the Depositary's book-entry system also is available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance of a Global Security, the Depositary or its nominee will credit the respective DECS represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary or its nominee for such Global Securities. Ownership of beneficial interests in such Global Securities by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the DECS for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Securities will not be entitled to have the DECS registered in their names, will not receive or be entitled to receive physical delivery of the DECS in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payment of principal of and any interest on the DECS registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security. None of Cooper, the Trustee, any paying agent or any securities registrar for the DECS will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Cooper expects that the Depositary, upon receipt of any payment of principal or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. Cooper also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depositary to a nominee or a successor of the Depositary. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Cooper within ninety days, Cooper will issue DECS in definitive registered form in exchange for the Global Security representing such DECS. In addition, Cooper may at any time and in its sole discretion determine not to have any DECS represented by one or more Global Securities and, in such event, will issue DECS in definitive form in exchange for all of the Global Securities representing the DECS. Further, if Cooper so specifies with respect to the DECS, an owner of a beneficial interest in a Global Security representing DECS may, on terms acceptable to Cooper and the Depositary for such Global Security, receive DECS in definitive form. Moreover, if there shall have occurred and be continuing an Event of Default, or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to any DECS represented by one or more Global Securities, such Global Securities shall be exchangeable for DECS in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of DECS represented by such Global Security equal in number to that represented by such beneficial interest and to have such DECS registered in its name.

COVENANTS

     The Indenture contains the covenants generally summarized below, which are applicable so long as any of the Debt Securities are outstanding.

     Limitations on Secured Indebtedness. Neither Cooper nor any Restricted Subsidiary (as defined below) will create, assume, guarantee, or incur any Secured Indebtedness (as defined below), unless immediately thereafter the aggregate amount of all Secured Indebtedness (exclusive of certain types of permitted Secured Indebtedness generally described below), together with the discounted present value of all rentals (not otherwise excluded from the limitations on Sale and Leaseback Transactions (as defined below) as described under "Covenants -- Limitations on Sale and Leaseback Transactions") due in respect of Sale and Leaseback Transactions would not exceed 10 percent of Shareholders' Equity (as defined below). However, this limitation does not apply to Secured Indebtedness in respect of: (a) any Lien (as defined below) on property as to which the Debt Securities are equally and ratably secured with (or, at the option of Cooper, prior to) such Secured Indebtedness, (b) Liens on property (including shares or Indebtedness) which is not a Principal Property (as defined below), (c) Liens on property (including shares or Indebtedness) of any corporation existing at the time such corporation becomes a Restricted Subsidiary, (d) Liens on property (including shares or Indebtedness) existing at the time of acquisition of such property by Cooper or a Restricted Subsidiary,
(e) Liens to secure the payment of all or any part of the purchase price of property (including shares or Indebtedness) created upon the acquisition of such property by Cooper or a Restricted Subsidiary, and Liens to secure any Secured Indebtedness incurred by Cooper or a Restricted Subsidiary prior to, at the time of, or within one year after the later of the acquisition, the completion of construction (including any improvements, alterations or repairs to existing property) or the commencement of commercial operation of such property, which Secured Indebtedness is incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements, alterations or repairs thereon, (f) Liens securing Secured Indebtedness of any Restricted Subsidiary owing to Cooper or to another Restricted Subsidiary, (g) Liens on property of a corporation existing at the time such corporation is merged or consolidated with Cooper or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to Cooper or a Restricted Subsidiary, (h) Liens on property of Cooper or a Restricted Subsidiary in favor of governmental authorities or any trustee or mortgagee acting on behalf, or for the benefit, of any such governmental authorities to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens, and any other Liens incurred or assumed in connection with the issuance of industrial revenue bonds or private activity bonds the interest of which is exempt from federal income taxation pursuant to Section 103(b) of the Internal Revenue Code of 1986, as amended (the "Code"), (i) Liens existing on the first date on which a Debt Security is authenticated by the Trustee under the Indenture, and (j) any extension, renewal or replacement of any Lien referred to in clauses (a) through (i) of this paragraph.

     Limitations on Sale and Leaseback Transactions. Neither Cooper nor any Restricted Subsidiary may enter into any Sale and Leaseback Transaction (as defined below) covering any Principal Property of Cooper or any Restricted Subsidiary unless (A) immediately thereafter the sum of (i) the discounted present value of all rentals (determined in accordance with a method of discounting which is consistent with generally accepted accounting principles) due pursuant to the proposed Sale and Leaseback Transaction and all Sale and Leaseback Transactions entered into after the first date on which a Debt Security is authenticated by the Trustee under the Indenture (except any Sale and Leaseback Transaction of a Restricted Subsidiary entered into prior to the time such Restricted Subsidiary became a Restricted Subsidiary or entered into by a corporation prior to the time such corporation merged or consolidated with Cooper or a Restricted Subsidiary or prior to the time of a sale, lease or other disposition of the properties of such corporation as an entirety or substantially as an entirety to Cooper or a Restricted Subsidiary) and (ii) the aggregate amount of all Secured Indebtedness (exclusive of Secured Indebtedness permitted by clauses (a) through (j) of the second sentence under "Limitation on Secured Indebtedness" above) does not exceed 10 percent of Shareholders' Equity or (B) an amount equal to the greater of (i) the net proceeds of the sale of property leased pursuant to the Sale and Leaseback Transaction or (ii) the fair market value of the property so leased (in the case of clause (i) or (ii), after repayment of, or otherwise taking into account, as the case may be, the amount of any Secured Indebtedness secured by a Lien encumbering such property which Secured Indebtedness existed immediately prior to such Sale and Leaseback Transaction), is applied within one year to the retirement of Funded Debt (as defined below). There is excluded from such limitation any Sale and Leaseback Transaction (x) entered into in connection with the issuance of industrial revenue or private activity bonds the interest of which is exempt from federal income taxation pursuant to Section 103(b) of the Code and (y) if Cooper or a Restricted Subsidiary applies an amount equal to the net proceeds (after repayment of any Secured Indebtedness encumbering such Principal Property which Secured Indebtedness existed immediately before such Sale and Leaseback Transaction) of the sale or transfer of the Principal Property leased pursuant to such Sale and Leaseback Transaction to investment in another Principal Property within one year prior or subsequent to such sale or transfer.

     Limitation on Merger, Consolidation and Certain Sales of Assets. Cooper will not merge into or consolidate with or convey or transfer its properties substantially as an entirety to, any person unless (a) the successor corporation is a corporation organized and existing under the laws of the United States of America or any State or the District of Columbia, (b) the successor corporation assumes on the same terms and conditions the Debt Securities and (c) there is no Event of Default under the Indenture.

     Certain Definitions. The following summarize the definition of the terms set forth below.

     "Board of Directors" means the Board of Directors of Cooper or any committee of such Board or any committee of officers of Cooper duly authorized by the Board of Directors to take any action under the Indenture.

     "Funded Debt" means (a) any Indebtedness maturing by its terms more than one year from the date of the issuance thereof, including any Indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of the original issuance thereof, excluding any portion of Indebtedness which is included in current liabilities and (b) any Indebtedness which may be payable from the proceeds of Funded Debt as defined in clause (a) hereof pursuant to the terms of such Funded Debt.

     "Indebtedness" means with respect to any corporation all indebtedness for money borrowed which is created, assumed, incurred or guaranteed in any manner by such corporation or for which such corporation is otherwise responsible or liable.

     "Lien" means any mortgage, pledge, security interest, lien, charge or other encumbrance.

     "Principal Property" means (A) any manufacturing plant located in the continental United States, or manufacturing equipment located in any such manufacturing plant (together with the land on which such plant is erected and fixtures comprising a part thereof), owned or leased on the first date on which a Debt Security is authenticated by the Trustee under the Indenture, or thereafter acquired or leased by Cooper or any Restricted Subsidiary, other than
(i) any property which the Board of Directors determines is not of material importance to the total business conducted, or assets owned, by Cooper and its Subsidiaries as an entirety or (ii) any portion of any such property which the Board of Directors determines not to be of material importance to the use or operation of such property and (B) any shares or Indebtedness issued by any Restricted Subsidiary. Manufacturing plant does not include any plant in which the aggregate interest of Cooper and its Restricted Subsidiaries does not exceed 50 percent. Manufacturing equipment means manufacturing equipment in such manufacturing plants used directly in the production of Cooper's or any Restricted Subsidiary's products and does not include office equipment, computer equipment, rolling stock and other equipment not directly used in the production of Cooper's or any Restricted Subsidiary's products.

     "Restricted Subsidiary" means any Subsidiary substantially all the property of which is located in the continental United States, other than (i) a Subsidiary primarily engaged in financing, including, without limitation, lending on the security of, purchasing or discounting (with or without recourse) receivables, leases, obligations or other claims arising from or in connection with the purchase or sale of products or services; (ii) a Subsidiary primarily engaged in leasing or insurance; or (iii) a Subsidiary primarily engaged in financing Cooper's or any Restricted Subsidiaries' operations outside the continental United States.

     "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing by Cooper or any Restricted Subsidiary of any Principal Property of Cooper or any Restricted Subsidiary whether such property is now owned or hereafter acquired (except for leases for a term of not more than three years, except for leases between Cooper and a Restricted Subsidiary or between Restricted Subsidiaries and except for leases of property executed prior to, at the time of, or within one year after the later of, the acquisition, the completion of construction, including any improvement or alterations on real property, or the commencement of commercial operation or such property), which Principal Property has been or is to be sold or transferred by Cooper or such Restricted Subsidiary to such person.

     "Secured Indebtedness" of any corporation means Indebtedness secured by any Lien upon property (including shares or Indebtedness issued by any Restricted Subsidiary) owned by Cooper or any Restricted Subsidiary.

     "Shareholders' Equity" means the total assets calculated from a consolidated balance sheet of Cooper, prepared in accordance with generally accepted accounting principles, less total liabilities shown on such balance sheet.

     "Subsidiary" means any corporation a majority of the voting shares of which are at the time owned or controlled, directly or indirectly, by Cooper or by one or more Subsidiaries, or by Cooper and one or more Subsidiaries and which is consolidated in Cooper's latest consolidated financial statements filed with the Commission or provided generally to Cooper's shareholders.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to Debt Securities of any series: (i) default for 30 days in payment of any interest installment when due; (ii) default in payment of principal of, or premium, if any, on any of the Debt Securities of such series when due at its stated maturity, when called for redemption, by declaration or otherwise; (iii) default in the performance of any covenant in the Indenture with respect to Debt Securities of such series for 90 days after notice to Cooper by the Trustee or by holders of 25 percent in principal amount of the outstanding Debt Securities of such series; (iv) default in the making of any payment for a sinking, purchase or analogous fund provided for in respect of such series and continuance of such default for a period of 30 days; and (v) certain events of bankruptcy, insolvency and reorganization. No Event of Default with respect to a single series of Debt Securities constitutes an Event of Default with respect to any other series of Debt Securities. If an Event of Default described above occurs and is continuing with respect to any series, either the Trustee or the holders of not less than 25 percent in aggregate principal amount of the Debt Securities of such series then outstanding (voting separately as a series) may declare the principal of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately.

     In certain cases, the holders of a majority in principal amount of the outstanding Debt Securities of a series may on behalf of the holders of all Debt Securities of such series waive any past default or Events of Default with respect to the Debt Securities of such series or compliance with certain provisions of the Indenture, except, among other things, a default not theretofore cured in payment of the principal of, or premium, if any, or interest, if any, on any of the Debt Securities of such series.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal of, or premium, if any, or interest, if any, on, any of the Debt Securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debt Securities of such series. The term "default" for the purpose of this provision means the happening of any of the Events of Default specified above, except that any grace period or notice requirement is eliminated. The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, to be indemnified by the holders of Debt Securities before proceeding to exercise any right or power under the Indenture at the request of holders of the Debt Securities. The Indenture provides that subject to the provisions of the Indenture the holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting proceedings for remedies available to the Trustee exercising any trust or power conferred on the Trustee in respect of such series. The Indenture includes a covenant that Cooper will file annually with the Trustee a certificate of no default or specifying any default that exists.

MODIFICATION OF THE INDENTURE

     The Indenture provides that Cooper and the Trustee may, without the consent of any holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to Cooper's covenants, adding additional Events of Default, establishing the form or terms of Debt Securities, curing ambiguities or inconsistencies in the Indenture or making such other provisions in regard to matters or questions arising under the Indenture if such action shall not adversely affect the interests of the holders of any affected series of Debt Securities.

     The Indenture also contains provisions permitting Cooper and the Trustee, with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series to be affected, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or the Debt Securities of a series or modifying any of the rights of the holders of the Debt Securities of such series to be affected, provided that no supplemental indenture may, without the consent of the holder of each Debt Security affected, among other things, change the fixed maturity (which term for these purposes does not include payments due pursuant to any sinking, purchase or analogous fund) of any Debt Securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, or reduce the aforesaid percentage of Debt Securities of any series the consent of the holders of which is required for any such supplemental indenture.

THE TRUSTEE

     Texas Commerce Bank National Association will be the Trustee under the Indenture. The Trustee performs certain services for, and transacts other banking business with (including the extension of credit), Cooper from time to time in the normal course of business.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


     The following is a summary of certain U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (any of the foregoing, a "U.S. Person") who is the beneficial owner of a DECS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the DECS. This summary is based on current U.S. federal income tax law and is for general information only. It is based upon the advice of Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022, tax counsel to Cooper. Cooper has not, however, received an opinion of counsel with respect to the specific tax consequences of owning or disposing of the DECS in light of the uncertainties described below.


     This summary deals only with holders who are initial holders of the DECS and who will hold the DECS as capital assets. It does not address tax considerations applicable to investors that may be subject to special U.S. federal income tax treatment, such as dealers in securities or persons holding the DECS as a position in a "straddle" for U.S. federal income tax purposes or as part of a "synthetic security" or other integrated investment, and does not address the consequences under state, local or foreign law.

     No statutory, judicial or administrative authority directly addresses the characterization of the DECS or instruments similar to the DECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the DECS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the DECS and no assurance can be given that the IRS will agree with the characterization and tax treatment of the DECS described herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE DECS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE DECS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     Pursuant to the terms of the Indenture, Cooper and all holders of the DECS will be obligated to treat the DECS as a unit (the "Unit") consisting of (i) an exchange note ("Exchange Note") which is a debt obligation with a fixed principal amount unconditionally payable at Maturity equal to the principal amount of the DECS, bearing interest at the stated interest rate on the DECS, and (ii) a forward purchase contract (the "Purchase Contract") pursuant to which the holder agrees to use the principal payment due on the Exchange Note to purchase at Maturity the Wyman-Gordon Common Stock which the holder is entitled to receive at that time (subject to Cooper's right to deliver cash in lieu of the Wyman-Gordon Common Stock). The Indenture will require that a U.S. Holder include currently in income payments denominated as interest that are made with respect to the DECS, in accordance with such holder's method of accounting, and the amount of OID, if any, attributable to the DECS.

     Pursuant to the agreement to treat the DECS as a Unit, a holder will be required to allocate the purchase price of the DECS between the two components of the Unit (the Exchange Note and the

Purchase Contract) on the basis of their relative fair market values. The purchase price so allocated will generally constitute the tax basis for each component. Pursuant to the terms of the Indenture, Cooper and the holders agree to allocate the entire purchase price of the DECS to the Exchange Note unless the stated interest on the DECS represents a yield that is lower than Cooper's normal cost of issuing debt with a similar term to the DECS ("Cooper's Mid-Term Borrowing Rate"). If the stated interest on the DECS represents a yield that is
lower than Cooper's Mid-Term Borrowing Rate of   percent, Cooper and the holders
agree to allocate to the Exchange Note an amount, less than the principal amount of the Exchange Note, calculated by discounting the cash flows relating to the Exchange Note at a rate equal to Cooper's Mid-Term Borrowing Rate, and to allocate to the Purchase Contract the remainder of the purchase price of the DECS.

     If the amount allocated to the Exchange Note (its deemed issue price) is less than the stated principal amount of the DECS, the Exchange Note will be treated as having OID. In that event, a U.S. Holder will be required to include in income OID as it accrues, in accordance with a constant-yield method, in an aggregate amount equal to the difference between the stated principal amount of the DECS and the deemed issue price of the Exchange Note. However, if the amount of OID relating to an Exchange Note is less than three-fourths of one percent of the stated principal amount of the DECS, the amount of OID attributable to the Exchange Note will constitute "de minimis OID," and a U.S. Holder generally will include such de minimis OID in income at Maturity (and not over the term of the DECS). A U.S. Holder's tax basis in the Exchange Note will increase over its term by the amount of OID included in such holder's income with respect to the DECS.

     Upon the sale or other disposition of a DECS, a U.S. Holder generally will be required to allocate the amount realized between the two components of the DECS on the basis of their then relative fair market values. A U.S. Holder will recognize gain or loss with respect to each component equal to the difference between the amount realized on the sale or other disposition for each such component and the U.S. Holder's tax basis in such component. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the DECS for more than a year at the time of disposition.

     At Maturity, pursuant to the agreement to treat the DECS as a Unit, on the repayment of the Exchange Note a U.S. Holder will recognize capital gain or loss, which will be long-term capital gain or loss unless Maturity occurs within one year of issuance of the DECS (as a result of acceleration or otherwise) equal to any difference between its tax basis and the principal amount of the Exchange Note. If Cooper delivers Wyman-Gordon Common Stock at Maturity, a U.S. Holder will recognize no additional gain or loss on the exchange, pursuant to the Purchase Contract, of the principal payment due on the Exchange Note for the Wyman-Gordon Common Stock. However, a U.S. Holder will recognize additional capital gain or loss, which should be short-term capital gain or loss, equal to the difference between the cash received in lieu of fractional shares and the portion of the principal amount of the Exchange Note allocable to fractional shares. A U.S. Holder will have a tax basis in such shares of Wyman-Gordon Common Stock equal to the principal amount of the Exchange Note less the amount of the portion of the principal amount of the Exchange Note allocable to any fractional shares. The U.S. Holder will have a holding period for the Wyman-Gordon Common Stock that begins on the day after the Maturity date, and will realize short- or long-term capital gain or loss upon the subsequent sale or disposition of such stock. Alternatively, at Maturity, if Cooper pays the DECS in cash, a U.S. Holder will have additional gain or loss (which might be ordinary income or loss rather than capital gain or loss) equal to the difference between the principal amount of the Exchange Note and the amount of cash received from Cooper.

     Due to the absence of authority as to the proper characterization of the DECS, no assurance can be given that the IRS will accept or that a court will uphold the characterization agreed to in the Indenture or the tax treatment described above. Proposed Treasury regulations with respect to "contingent payment" debt instruments (the "Proposed Regulations") would provide for a different tax result under some circumstances for instruments having characteristics similar to the DECS, but the Proposed Regulations would be effective only for instruments issued 60 days or more after their publication as final regulations. Under the Proposed Regulations, the amount of interest included in a holder's taxable income for any year would generally be determined by projecting the amounts of contingent payments (which might include the value of the Wyman-Gordon Common Stock to be delivered at Maturity) and the yield on the instrument. Taxable interest income would be measured with reference to the projected yield, which might be less than or greater than the stated interest rate under the instrument. In the event that the amount of an actual contingent payment differed from the projected amount of that payment, the difference would generally increase or reduce taxable interest income, or create a loss. Because of their prospective effective date, the Proposed Regulations, if finalized in their current form, would not apply to the DECS.


     Even in the absence of regulations applicable to the DECS, the DECS may be characterized under current law in a manner that results in tax consequences different from those reflected in the agreement pursuant to the Indenture and as described above. Under alternative characterizations of the DECS, it is possible, for example, that (i) a U.S. Holder may be taxed upon the receipt of Wyman-Gordon Common Stock with a value in excess of the principal amount of the Exchange Note, rather than upon the sale of such stock, (ii) any gain recognized at Maturity (whether a U.S. Holder receives Wyman-Gordon Common Stock or cash) may be treated as ordinary income rather than capital gain, (iii) all or part of the interest income on the Exchange Note may be treated as nontaxable, increasing the gain (or decreasing the loss) at Maturity or upon disposition of the DECS (or disposition of the Wyman-Gordon Common Stock) or (iv) if the stated interest rate exceeds Cooper's Mid-Term Borrowing Rate, the Exchange Notes could be considered as issued at a premium which, if amortized, would reduce the amount of interest income currently includible in income by a holder and increase the taxable gain (or decrease the loss) realized at Maturity or upon disposition of the DECS (or disposition of the Wyman-Gordon Common Stock).

     The Revenue Reconciliation Act of 1993 added Section 1258 to the Code, which may require certain holders of the DECS who have entered into hedging transactions or offsetting positions with respect to the DECS to recognize ordinary income rather than capital gain upon the disposition of the DECS. Holders should consult their tax advisors regarding the applicability of this legislation to an investment in the DECS.

NON-UNITED STATES PERSONS

     In the case of a holder of the DECS that is not a U.S. Person, payments made with respect to the DECS should not be subject to U.S. withholding tax; provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the DECS by a holder that is not a U.S. Person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and the gain is not attributable to a fixed place of business maintained by such individual in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the DECS may be subject to information reporting requirements and to backup withholding at a rate of 31 percent of certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

                              PLAN OF DISTRIBUTION

     The Underwriters have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from Cooper the aggregate number of DECS set forth opposite their names below:

                                                                           NUMBER OF
                   UNDERWRITERS                                              DECS
                   ------------                                           -----------
        Salomon Brothers Inc ..........................................
        Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated.......................................
        Schroder Wertheim & Co. Incorporated...........................

                                                                           ----------
                  Total................................................    15,000,000
                                                                           ==========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the DECS if any are purchased.

     Cooper has been advised: that the Underwriters propose to offer the DECS to the public initially at the offering price set forth on the cover of this Prospectus and to certain dealers at such price less a selling concession of
$          per DECS; that the Underwriters may allow, and each such dealer may
reallow, to other dealers a concession not exceeding $          per DECS; and
that, after the initial public offering, such public offering price and such concession and reallowance may be changed.

     Cooper and Wyman-Gordon have agreed not to offer for sale, sell or otherwise dispose of, without the prior written consent of the Underwriters, any shares of Wyman-Gordon Common Stock or any securities convertible into or exchangeable for, or warrants to acquire, Wyman-Gordon Common Stock for a period of 90 days after the date of this Prospectus; provided, however, that such restriction shall not affect the ability of Cooper or Wyman-Gordon or their respective subsidiaries to take any such actions in connection with the offering of the DECS made hereby or any exchange at Maturity pursuant to the terms of the DECS.


     In connection with the offering of the DECS, Cooper or an affiliate thereof, referred to herein as the "Lender," and Salomon intend to enter into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Salomon may from time to time borrow, return and reborrow shares of Wyman-Gordon Common Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 750,000 shares in the
twelve-month period beginning December   , 1995; 1,000,000 shares in the
twelve-month period beginning December   , 1996; and 1,250,000 in the
twelve-month period beginning December   , 1997, subject to adjustment to
provide anti-dilution protection. The Securities Loan Agreement contains limitations on the amount of Borrowed Securities which Salomon can borrow on any day and from time to time and requires Salomon to return Borrowed Securities within a specified period of time from the date of borrowing and prior to any record date. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Salomon. Salomon may from time to time offer shares of Wyman-Gordon Common Stock borrowed from the Lender under the Securities Loan Agreement directly to one or more purchasers at negotiated prices, at market prices prevailing at the time of sale or at prices related to such market prices, in connection with such market-making activities. The availability of shares of Wyman-Gordon Common Stock under the Securities Loan Agreement, if any, at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making actually engaged in by Salomon may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as an exhibit to the Registration Statement of which the Prospectus is a part.


     Cooper has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus (or, if such 30th day shall not be a Business Day, on the next Business Day thereafter), to purchase up to an additional 1,500,000 DECS, at the per DECS price to the public less the aggregate underwriting discount set forth on the cover of this Prospectus. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered hereby. To the extent that the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase a number of such additional DECS proportionate to such Underwriter's initial commitment.


     In connection with the offering of the DECS, the Underwriters and selling group members (if any) and their respective affiliates may engage in passive market-making transactions in the Wyman-Gordon Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act. The passive market-making transactions will comply with applicable volume and price limits and will be identified as such.


     Cooper and Wyman-Gordon have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters will reimburse Cooper for certain expenses related to the offering.

     As of June 30, 1995, Schroder Wertheim & Co. Incorporated beneficially owned 1,121,900 shares of Wyman-Gordon Common Stock (representing 3.2 percent of the issued and outstanding shares of Wyman-Gordon Common Stock).

     Salomon has provided financial advisory services to Wyman-Gordon in the past, for which it has received customary fees. Merrill Lynch & Co. has provided financial advisory services to Cooper in the past, for which it has received customary fees.

                                 ERISA MATTERS

     Cooper, Wyman-Gordon or any of their affiliates may be considered a "party in interest" or a "disqualified person" with respect to some employee benefit plans ("Plans") that are subject to ERISA, or Section 4975 of the Code. The purchase of DECS by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement arrangements and other plans described in Section 4975(e)(1) of the Code) and with respect to which Cooper, Wyman-Gordon or any of their affiliates is a "party in interest" within the meaning of ERISA or a "disqualified person" within the meaning of Section 4975 of the Code may constitute or result in a prohibited transaction under ERISA or the Code, unless such DECS are acquired pursuant to and in accordance with an applicable exemption, such as Prohibited Transaction Class Exemption ("PTCE") 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds) or PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts). Any pension or other employee or other employee benefit plan proposing to acquire DECS should consult with its counsel.

                                 LEGAL MATTERS

     The validity of the DECS will be passed upon for Cooper by Skadden, Arps, Slate, Meagher & Flom, New York, New York and for the Underwriters by Cravath, Swaine & Moore, New York, New York. Certain attorneys of Skadden, Arps, Slate, Meagher & Flom and members of their immediate families have investment discretion with respect to an aggregate of 1,300 shares of common stock of Cooper.

                                    EXPERTS

     The consolidated financial statements of Cooper for the year ended December 31, 1994, incorporated by reference in Cooper's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to changes in methods of accounting for postretirement benefits other than pensions, income taxes and postemployment benefits as discussed in Note 4 to the consolidated financial statements) incorporated therein and herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR
MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                      APPENDIX A
                             Subject to Completion,

                               November 24, 1995

PROSPECTUS

15,000,000 SHARES

[LOGO]    WYMAN-GORDON COMPANY


COMMON STOCK
(PAR VALUE $1.00 PER SHARE)


This Prospectus relates to 15,000,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Wyman-Gordon Company (the "Company"), which may be delivered by Cooper Industries, Inc. ("Cooper"), at its option, pursuant
to the terms of the   % Exchangeable Notes Due               , 1998 (the "Debt
Exchangeable for Common StockSM" or "DECSSM" ). This Prospectus is Appendix A to a prospectus of Cooper (the "DECS Prospectus") covering the sale of 15,000,000 DECS (the "DECS Offering"). The Company will not receive any of the proceeds from the offering contemplated hereby.

Cooper has granted the Underwriters of the DECS a 30-day option to purchase up to an additional 1,500,000 DECS, which may be exchangeable at their maturity for additional shares of Common Stock. Such option has been granted solely to cover over-allotments, if any. To the extent that the over-allotment option is not exercised by the Underwriters in full, Cooper may, subject to certain limitations, sell up to 1,500,000 shares of Common Stock pursuant to this Prospectus. See "Plan of Distribution."

PROSPECTIVE INVESTORS ARE ADVISED TO CONSIDER CAREFULLY THE INFORMATION CONTAINED UNDER "RISK FACTORS" ON PAGE 7.

The Common Stock is traded on The Nasdaq Stock Market's National Market
("Nasdaq") under the symbol WYMN. On               , 1995, the last reported
sale price of Common Stock was $          per share. See "Price Range of Common
Stock and Dividend Policy."

The Company and Cooper have agreed not to sell, without the prior written consent of the Underwriters, any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus. See "Plan of Distribution."


                            ------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is               , 1995.

     THE COMPANY HAS BEEN ADVISED THAT IN CONNECTION WITH THE OFFERING BY COOPER OF THE DECS, THE UNDERWRITERS OF THE DECS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DECS OR THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) AND THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The Company has filed a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the SEC with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock. Such reports, proxy statements, Registration Statement and exhibits and other information omitted from this Prospectus can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such reports, proxy statements and other information concerning the Company can also be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended June 3, 1995, the Quarterly Report on Form 10-Q for the fiscal quarter ended September 2, 1995, the proxy statement dated August 30, 1995, and the Company's Current Report on Form 8-K filed on June 9, 1994, including the financial statements of Cameron (as defined herein) contained therein, are incorporated by reference in this Prospectus. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the respective dates of filing of such documents. Any statement in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     Copies of the above documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents) may be obtained upon written or oral request without charge from the Company, 244 Worcester Street, Grafton, Massachusetts 01536, Attention: Clerk, telephone
(508) 839-4441.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and the consolidated financial statements appearing elsewhere in this Prospectus as well as the information incorporated herein by reference.

                                  THE COMPANY

     Wyman-Gordon Company (the "Company"), founded in 1883, is a leading producer of highly engineered, technically advanced components, primarily for the aerospace industry as well as for other markets including power generation. The Company uses forging, casting and composites technologies to produce components to exacting customer specifications for technically demanding applications such as jet turbine engines, airframe structures, land-based gas turbines, and extruded seamless pipe. Components manufactured by the Company are utilized in most of the major commercial and United States defense aerospace programs. The Company believes that it is the only firm to provide the aerospace industry with a combination of forging, casting and composites capabilities for the production of high quality components and that it produces the broadest offering of aerospace forgings available on the market.

     The Company manufactures components from sophisticated titanium and nickel-based superalloys for jet engines manufactured by General Electric Company ("GE"), the Pratt & Whitney Division ("Pratt & Whitney") of United Technologies Corporation ("United Technologies"), Rolls-Royce plc ("Rolls-Royce") and CFM International S.A. The Company's airframe structural components, such as landing gear, bulkheads and wing spars, are used on the entire fleet of airplanes manufactured by The Boeing Company ("Boeing"), including the new 777, as well as the McDonnell Douglas Corporation ("McDonnell Douglas") MD-11 and the Airbus Industrie S.A. ("Airbus") A330 and A340, and on a number of military aircraft and other defense-related applications including the McDonnell Douglas C-17 transport and the new F-22 air superiority fighter being jointly developed by Lockheed Martin Corporation ("Lockheed") and Boeing. Recently the Company has expanded its product offerings by focusing on the land-based gas turbine market through products sold primarily to GE and on the power generation markets through pipe and valve bodies sold to a variety of customers.

     In recent years the Company has experienced losses as a result of declines in customer demand caused by a combination of defense spending cutbacks, reduced orders for new commercial aircraft and reductions in customer inventory levels. In response, the Company's senior management implemented a series of strategic initiatives designed to (i) lower the Company's cost structure, (ii) consolidate its forgings operations, (iii) lower inventory requirements, and (iv) solidify customer relations.

     In further response to the continuing overcapacity in the industry, the Company acquired all of the stock of Cameron Forged Products Company ("Cameron") from Cooper in May 1994 (the "Acquisition"). Prior to the Acquisition, Cameron was the Company's principal competitor in the production of forgings for use in critical aerospace applications. For the year ended December 31, 1993, Cameron had revenues of $149.5 million, an operating loss of ($22.2) million and total assets of $151.8 million. As part of the consideration for the Acquisition, the Company issued 16.5 million shares of Common Stock to Cooper, which shares are being registered in connection with the DECS Offering. Currently, these shares represent approximately 47% of the outstanding Common Stock of the Company.

     As a result of the Acquisition, the Company has achieved cost savings, which total more than $26.0 million on an annualized basis to date. In addition, the Company has achieved the following production efficiencies.

     Focused Factories. The Company has substantially completed the consolidation of the manufacture of rotating parts for jet engines from Grafton, Massachusetts into Cameron's Houston, Texas facility. At the same time, the Grafton facility has been focused on the production of large airframe structures and large turbine parts such as components for the GE90 engine and land-based gas turbines. The result has been the elimination of duplicative facilities, improved throughput, and efficiencies of scale.

     Rationalization of Forging Operations. Subsequent to the Acquisition the Company closed one of the two Cameron forging plants in Houston, Texas. In addition, the Company has closed its ring-roll operations and is in the process of closing its hammer forging operations at its Worcester, Massachusetts facility. The result has been improved manufacturing efficiencies, higher utilizations and better inventory management.

     Best Practices. The Company is in the process of adopting the best manufacturing practices of the Company and Cameron. The improved manufacturing practices have resulted in cost reductions from lower material input weights on certain forgings, improved machining practices and more efficient testing procedures. Substantial raw material cost savings in certain of the Company's forging processes have resulted from utilization of material produced in Cameron's Brighton, Michigan powder metal facility and Cameron's Houston, Texas vacuum arc remelting facility. From 1991 through 1995 average production cycle times at Cameron's Houston facility were reduced from approximately 22 weeks to seven weeks and the Company is seeking to achieve similar reductions at its Grafton, Massachusetts facility.

     As a result of these realized production efficiencies and cost savings the Company's operating results improved in each quarter of fiscal year 1995 and continued at improved levels in the first quarter of fiscal year 1996 as shown by the following table.

                                                         THREE MONTHS ENDED
                             ---------------------------------------------------------------------------
                             SEPTEMBER 3,      DECEMBER 3,      MARCH 4,      JUNE 3,       SEPTEMBER 2,
                                 1994             1994            1995          1995            1995
                             ------------      -----------      --------      --------      ------------
                                                     (000'S, EXCEPT PERCENTAGE DATA)
Revenues................        $95,725          $94,974         $96,238      $109,702        $114,077
Gross profit............          9,575            9,869          12,615        17,329          18,180
Gross margin............           10.0%            10.4%           13.1%         15.8%           15.9%
Operating income........        $     3          $   768         $ 3,620      $  9,327           8,083
Operating margin........            0.0%             0.8%            3.8%          8.5%            7.1%
Annualized revenues per
  employee..............        $   129          $   129         $   130      $    146        $    151


     In addition to the benefits the Company has realized from the Acquisition and expects to realize in the future, the Company has in place several programs designed to strengthen its position in the aerospace market and to enter new markets through its expertise in high performance materials.


     Focus on Large Aerospace Components. The Company believes that its extensive installed asset base, technological leadership in manufacturing large-scale components and experience in producing and utilizing sophisticated alloys will enable the Company to capitalize on the industry trend toward widebody aircraft with larger and more sophisticated engines. These aircraft, which include the new Boeing 777, require larger airframe structural parts and their engines require high-purity alloys, both of which are particular strengths of the Company.

     Strategic Alliances with Key Customers. The Company has entered into joint development programs with its two largest customers, GE and Pratt & Whitney, for the production of (i) forged rotating parts for the new GE90 jet engine and (ii) nickel-based superalloy ingots in Perth, Australia for use in forging and casting applications (the "Australian Joint Venture"), respectively. Management believes that alliances such as these strengthen existing relationships, and in some cases allow the Company to become involved in the design phases for new components and applications, thereby enhancing the Company's chances of obtaining future orders.

     New Applications and Markets. The Company believes that its expertise in the manufacture of highly specialized metal components with enhanced fatigue and temperature resistant properties gives it the ability to design new applications for existing technologies in its current markets and to utilize existing technologies in new markets. For example, the Company has been able to enter the power generation market where the Company's knowledge of nickel-based superalloys and manufacturing technology utilized for aircraft engines can be applied to manufacture energy efficient, high strength, temperature resistant gas turbines.


     Management believes that the combination of the Company's technological capabilities, installed asset base and close customer relationships, together with its improved cost structure, will allow the Company to operate profitably in an environment of relatively low commercial aircraft deliveries and to benefit from increases in delivery rates. At the same time the Company seeks to expand into new product and geographic markets. No assurances can be given that such strategic initiatives will be successful in producing long-term profitability. See "Risk Factors -- History of Recent Losses."


                            THE OFFERING OF THE DECS

     This Prospectus relates to 15.0 million shares of Common Stock, and up to
1.5 million additional shares of Common Stock to cover over-allotments, which may be delivered by Cooper, at its option, pursuant to the terms of the DECS, which are being offered by Cooper pursuant to the Cooper Prospectus. To the extent that the over-allotment option is not exercised by the Underwriters, Cooper may, subject to certain limitations, sell up to 1.5 million shares of Common Stock pursuant to this Prospectus. The Company is registering the shares of Common Stock pursuant to the Investment Agreement, dated January 10, 1994 (the "Investment Agreement"), between the Company and Cooper, which Investment Agreement provides Cooper with certain rights to have the shares of Common Stock held by Cooper registered by the Company under the Securities Act. The Company has also agreed to indemnify Cooper and the Underwriters of the DECS against certain liabilities, including civil liabilities under the Securities Act.

     The Company and Cooper have agreed not to sell, without the prior written consent of the Underwriters, any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus. See "Plan of Distribution."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    The following tables set forth summary consolidated financial and other data for the Company for the respective periods indicated based on the Company's audited and unaudited financial statements. The following tables should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information included elsewhere in this Prospectus.

                                              THREE MONTHS ENDED                           YEAR ENDED
                                         ----------------------------      ------------------------------------------
                                         SEPTEMBER 2,    SEPTEMBER 3,        JUNE 3,        MAY 28,      DECEMBER 31,
                                             1995            1994              1995         1994 (1)       1993 (2)
                                         -------------   ------------      ------------   ------------   ------------
                                                          (000'S OMITTED, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA (3):
Revenues...............................     $114,077       $ 95,725          $396,639       $224,694       $239,761
Gross profit...........................       18,180          9,575            49,388          6,878         20,673
Other charges (credits) and
  environmental charges (4)............          900             --              (710)        35,003          2,453
Income (loss) from operations..........        8,083              3            13,718        (63,657)        (8,428)
Net income (loss) (5)..................        5,101         (3,321)            1,039        (72,403)       (60,004)

PER SHARE DATA:
Income (loss) per share before taxes
  and cumulative effect of changes in
  accounting principles................     $   0.14       $  (0.10)         $   0.03       $  (4.02)      $  (0.95)
Net income (loss) per share (5)........         0.14          (0.10)             0.03          (4.02)         (3.34)
Dividends paid per share...............           --             --                --             --             --
Shares used to compute income (loss)
  per share............................       35,889         34,715            35,148         17,992         17,965

BALANCE SHEET DATA:
(at end of period)(3):
Working capital........................     $103,943       $ 91,109          $ 93,062       $ 91,688       $ 90,685
Total assets...........................      370,619        368,868           369,064        394,747        286,634
Long-term debt.........................       90,308         90,385            90,308         90,385         90,461
Stockholders' equity...................       85,768         69,920            80,855         72,483         88,349

OTHER DATA:
Order backlog (at end of period).......     $476,944       $400,110          $468,761       $389,407       $256,259
EBITDA (6).............................       11,816          3,649            30,188        (45,380)         9,388

---------------
(1) On May 24, 1994, the Company's Board of Directors voted to change the Company's fiscal year end from December 31 to the Saturday nearest to May
    31. The Statement of Operations Data for the year ended May 28, 1994 is unaudited.
    The following table sets forth Summary Consolidated Statement of Operations Data, which has been derived from the Company's audited financial statements, for the five months ended May 28, 1994 (000's omitted, except per share amounts):

            Revenues.......................................................................     $ 86,976
            Other charges (credits) and environmental charges..............................       32,550
            Income (loss) from operations..................................................      (55,805)
            Net income (loss)..............................................................      (61,370)
            Per share data:
              Net income (loss) per share..................................................     $  (3.32)
              Dividends paid per share.....................................................           --

(2) Including Cameron's financial results for fiscal year 1993, the Company's pro forma unaudited revenues, loss before the cumulative effect of changes in accounting principles and net loss would have been $389.3 million, ($39.3) million and ($82.3) million, respectively.

(3) On May 26, 1994, the Company acquired Cameron from Cooper. The Summary Consolidated Financial and Other Data include the accounts of Cameron from the date of the Acquisition. Cameron's operating results from May 26, 1994 to May 28, 1994 are not material to the consolidated statement of operations for the year and five months ended May 28, 1994.

(4) In November 1993, the Company sold substantially all of the net assets and business operations of Wyman-Gordon Composites, Inc. and recorded a non-cash charge on the sale of $2.5 million.
    In May 1994, the Company recorded charges of $6.5 million related to the closing of a castings facility, $24.1 million related to restructuring and integration of Cameron and $2.0 million for environmental investigation and remediation costs.
    During the first quarter of fiscal year 1996, the Company provided $0.8 million in order to recognize its 25.0% share of the net losses of the Australian Joint Venture and to reserve for amounts loaned to the Australian Joint Venture during the first quarter of fiscal year 1996. Additionally, the Company provided $0.1 million relating to expenditures for an investment in an additional joint venture.

(5) Includes a charge of $43.0 million or $2.39 per share in fiscal year 1993 related to the Company's adoption of SFAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions" ("SFAS 106") and SFAS 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 106 requires postretirement benefits obligations to be accounted for on an accrual basis rather than the "expense as incurred" basis formerly used. The Company elected to recognize the cumulative effect of these accounting changes in fiscal year 1993.

(6) EBITDA is defined as earnings before interest, taxes, depreciation, amortization and changes in accounting principles. EBITDA is presented because it may be used as one indicator of a company's ability to service debt. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles.

                                  RISK FACTORS

     Prospective investors should carefully consider the specific risk factors set forth below as well as the other information contained in this Prospectus and the information incorporated herein by reference.

HISTORY OF RECENT LOSSES

     Although the Company reported net income of $1.0 million for fiscal year 1995, the Company reported a net loss for the five months ended May 28, 1994, and for two of the three previous fiscal years. For the year ended December 31, 1993, the Company reported a net loss (before the cumulative effect of changes in accounting principles) of ($17.0) million. Cameron reported a net loss of ($20.1) million for the same period, its last fiscal year prior to the Acquisition. The Company has implemented structural changes designed to improve its cost structure and increase efficiency and productivity at its Houston facilities. The Company is now implementing similar changes at its Grafton facility, which has been operating at a loss in recent years. If these objectives cannot be successfully achieved, the Company may implement further restructuring measures which could result in write-offs and reduced earnings or losses. There can be no assurance that the Company's operations will be profitable in the future. See the Consolidated Financial Statements.

VOLATILITY IN THE COMMERCIAL AEROSPACE INDUSTRY

     Approximately 52% of the Company's revenues during fiscal year 1995 was derived from the commercial aerospace industry, an industry that is cyclical in nature and subject to changes based on general economic conditions and airline profitability. Although the United States economy entered a period of slow growth in 1989 and 1990, the aerospace industry made record deliveries of commercial aircraft, based on revenue, during those years, and aircraft deliveries continued to grow through 1991 and decreased only slightly in 1992. In 1990 through 1992, domestic airlines suffered significant operating losses. As a result of these losses, the high levels of debt incurred to purchase new aircraft and the excess capacity within the commercial airline sector, the commercial aerospace industry has since experienced reduced new orders for commercial aircraft and related spare parts as well as deferrals, and in some cases cancellations, of deliveries of previously ordered aircraft. While the Company's customers are now reporting increased orders for spare parts, aircraft deliveries continue at historically low rates. Although it appears that the health of the airline industry is improving, based on profitability, there can be no assurance that any improvement in the commercial aerospace market will be substantial or that improved conditions would be sustained. See "Business -- Markets" and "Business -- Customers."

REDUCTIONS IN DEFENSE SPENDING

     Approximately 24% of the Company's revenues during fiscal year 1995 was derived from the defense aerospace industry, an industry that is dependent upon government defense budgets and, in particular, the United States' defense budget. In general, defense budgets in the United States have been declining in recent years, resulting in reduced demand for new aircraft and spare parts. While the effect of United States defense budget reductions may be offset in part by foreign military sales, such sales are affected by United States governmental regulation, regulation by the purchasing government and political uncertainties in the United States and abroad. There can be no assurance that United States defense budgets and the related demand for defense equipment will not continue to decline or that sales of defense equipment to foreign governments will continue at present levels.

DEPENDENCE ON MAJOR CUSTOMERS

     The Company is dependent upon a few large aerospace contractors for a significant percentage of its revenue. Five customers accounted for approximately 50% of the Company's revenues during the Company's fiscal year 1995, and two of the five, GE and United Technologies, accounted for 26% and 15% of total revenues, respectively. In addition, many of the Company's sales to its smaller customers are eventually incorporated into components sold to its major customers. The loss of, or significant reduction in, purchases by any of the Company's major customers would adversely affect the Company. In addition, because of the relatively small number of customers for some of the Company's principal products, those customers exercise significant influence over the Company's prices and other terms of trade. See "Business -- Customers."

COMPETITION

     The Company is subject to intense competition for supplying its customers with products. Many of the Company's products are sold under long-term contracts which are bid upon by several suppliers. Because of reductions in demand for aerospace products in recent years, there exists excess productive capacity in the market for a number of the Company's principal products which results in intense price competition for orders. There can be no assurance that the Company can maintain its share of the market for any of its products. See "Business -- Competition."

RISK OF FLUCTUATIONS IN PRICE AND AVAILABILITY OF RAW MATERIALS


     The Company's results of operations are affected by significant fluctuations in the prices of raw materials used by the Company. Many of the Company's customer contracts have fixed prices for extended time periods and do not provide complete price adjustments for changes in the prices of raw materials such as metals. The Company attempts to reduce its risk with respect to its customer contracts by procuring long-term contracts with suppliers of metal alloys, but the Company's supply contracts typically do not completely insulate the Company from fluctuations in the prices of raw materials. In addition, during periods of increasing raw materials prices, metals suppliers, who are subject to increased raw materials costs, may be unable to make timely deliveries or may experience quality problems. During the past year the Company has experienced a doubling of the delivery times for its principal raw materials, nickel-based alloys and titanium alloys. Due to these and other factors, significant increases in the prices or scarcity of supply of raw materials used by the Company may well have an adverse impact on the Company's results of operations. See "Business -- Raw Materials."


LIQUIDITY

     The Company anticipates making cash expenditures during fiscal year 1996 of approximately $35 to $38 million of which approximately $25 million will be for ongoing capital expenditures, and the balance will be for expenditures relating to the consolidation of the Company's forging operations with Cameron, for costs associated with prior restructuring activities, and for environmental management and remediation projects. The Company expects that its cash expenditures will continue at close to the same level for fiscal years 1997 and 1998. There can be no assurances that the Company will be able to generate the cash flow from its operations and from improved inventory management necessary to meet its anticipated cash requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENT REGULATIONS

     The Company's operations are subject to extensive environmental, health and safety laws and regulations promulgated by federal, state and local governments. Many of these laws and regulations provide for substantial fines and criminal sanctions for violations. The nature of the Company's business exposes the Company to risks of liability due to the use and storage of materials that can cause contamination or personal injury if released into the environment. In addition, environmental laws may have a significant effect on the nature, scope and cost of cleanup of contamination at operating facilities. It is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but the Company anticipates that these standards will continue to require increased capital expenditures. There can be no assurance that material costs or liabilities will not be incurred.

     Based upon information presently available, the Company does not expect that costs for future environmental compliance and remediation will have a material adverse effect on its competitive or financial position or its ongoing results of operations. However, it is not possible to predict accurately the amount or timing of costs of any future environmental remediation requirements. Such costs could be material to future quarterly or annual results of operations. In addition, the "Superfund" statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that arranged for disposal of the wastes, the waste transporters that delivered materials to the disposal sites and the past and present owners and operators of such sites; responsible parties (or any one of them, including the Company) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. In such event, the amount owed by the Company for liabilities at Superfund sites could be significantly greater. See "Business -- Environmental Regulations" and Footnote G to the Consolidated Financial Statements.

PRODUCT LIABILITY EXPOSURE

     The Company produces many critical engine and structural parts for commercial and military aircraft. As a result, the Company has an inherent risk of exposure to product liability claims. The Company maintains product liability insurance, but there can be no assurance that such coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for liabilities incurred. See "Business -- Product Liability Exposure."

ANTI-TAKEOVER PROVISIONS; POSSIBLE ADVERSE EFFECTS OF ISSUANCE OF PREFERRED
STOCK


     The Company's Restated Articles of Organization (the "Articles"), By-Laws and Rights Agreement (as defined herein), as well as Massachusetts law, contain provisions that could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Common Stock, which could make the payment of a premium to shareholders in connection with a change in control less likely, and increase the difficulty of removing incumbent management and board members. In addition, such provisions could limit the price that investors might be willing to pay in the future for shares of the Common Stock. The Board of Directors of the Company is authorized to issue, without stockholder approval, Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. Pursuant to the Rights Agreement the Company has issued Rights (as defined herein) which provide that under certain circumstances each holder of a Right will have the right to receive a number of shares of common stock of an Acquiring Person (as defined herein) having a market value of two times the Exercise Price (as defined herein) of the Right. The rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. See "Description of the Company's Capital Stock -- Rights Agreement." The Board of Directors is divided into three "staggered" classes, with each class serving for a term of three years. Dividing the Board of Directors in this manner could increase the difficulty of removing incumbent members and could discourage a proxy contest or the acquisition of a substantial block of the Common Stock. The Articles also contain a "fair price provision" that could impede certain business combinations involving the Company. Massachusetts law contains certain anti-takeover provisions, including Chapter 110F of the Massachusetts General Laws (the "MGL"), a so-called "Business Combination Statute" that restricts certain stockholders that own (together with their affiliates) 5% or more of the outstanding voting stock of a Massachusetts corporation from engaging in certain business combinations with such corporation ("Chapter 110F"), and Chapter 110D of the MGL, a so-called "Control Share Statute" that limits any person or entity that has acquired 20% or more of a corporation's stock from voting such shares unless the corporation's stockholders, other than such acquiring person or entity, authorize such voting rights by a vote of the holders of the majority of stock of the corporation entitled to vote on such matters ("Chapter 110D"). Although the Company has presently selected to "opt-out" of Chapter 110D, the Company remains subject to Chapter 110F. Such provisions of Massachusetts law could have the effect of discouraging a potential acquiror from making an offer for the Common Stock, which would make the payment of a premium to stockholders in connection with a change in control less likely, and could increase the difficulty of removing incumbent management and board members. See "Description of the Company's Capital Stock."


     In addition, the Investment Agreement with Cooper creates certain obstacles to a takeover of the Company. See "Restrictions on Voting Control" below.


RESTRICTIONS ON VOTING CONTROL

     The Investment Agreement with Cooper, which relates to Cooper's ownership of 16.5 million shares of Common Stock or 47% of the Common Stock outstanding, includes provisions (i) requiring Cooper to vote its shares of Common Stock as recommended by the Company's Board of Directors or at Cooper's option in the same proportion to votes of the other shareholders, (ii) restricting Cooper's ability to sell or encumber its shares of Common Stock, and (iii) preventing Cooper from joining in any proxy contest, making any proposal with respect to the acquisition of any securities or assets of the Company, initiating or soliciting proxies for the approval of any shareholder proposals, and tendering shares of Common Stock that Cooper owns in a tender offer unless the Company's Board of Directors approves such tender or takes a neutral position on the offer. See "Relationship Between the Company and Cooper -- Investment Agreement." Such "standstill" agreements give the Company's Board of Directors effective voting control over 47% of the Company's outstanding shares of Common Stock which could make it substantially more difficult for owners of shares of Common Stock to affect the outcome of shareholder votes.


IMPACT OF THE DECS ON THE MARKET FOR THE COMPANY'S COMMON STOCK

     It is not possible to predict accurately how or whether the DECS will trade in the secondary market or whether such market will be liquid. Any market that develops for the DECS is likely to influence and be influenced by, the market for the Common Stock. For example, the price of the Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Common Stock at the maturity of the DECS, by possible sales of Common Stock by investors who view the DECS as a more attractive means of equity participation in the Company and by hedging or arbitrage trading activity that may develop involving the DECS and the Common Stock.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock of the Company is listed on Nasdaq under the symbol WYMN.
The following table sets forth the high and low sales price of the Common Stock for the calendar periods listed below as reported on Nasdaq.


                                                                              HIGH        LOW
                                                                             ------      ------
1994
  First Quarter..........................................................    $ 7 1/8     $ 4 5/8
  Second Quarter.........................................................      6 7/8       4 1/2
  Third Quarter..........................................................          7       5 3/4
  Fourth Quarter.........................................................      6 1/2       4 3/4
1995
  First Quarter..........................................................      8           5 1/4
  Second Quarter.........................................................     12 3/8       7 5/8
  Third Quarter..........................................................     14 1/8      10 5/8
  Fourth Quarter (through November 21, 1995).............................     15 1/8      12 1/4


     On November    , 1995, the last reported sale price of the Common Stock was per share.


     The Company discontinued dividends on the Common Stock beginning in the fourth quarter of 1991. While it is the intention of the Board of Directors to consider the resumption of dividends on the Common Stock from time to time, the declaration of future dividends will be dependent upon the Company's earnings, financial condition, and other relevant factors.

     The Company is limited in the amount of dividends it may pay under the terms of the indenture dated March 16, 1993, pursuant to which it issued $90.0 million principal amount of 10 3/4% Senior Notes due 2003 (the "Senior Note Indenture"). Such limitation is provided by the Senior Note Indenture's limitation on restricted payments, including dividends. The Senior Note Indenture provides that the Company will not, and will not permit any of its subsidiaries to, pay dividends or make any other restricted payment if, after giving effect thereto, the aggregate amount of all restricted payments made from and after the date of the Senior Note Indenture would exceed the sum of (a) 50% of consolidated net income of the Company accrued for the period (taken as one accounting period) commencing with March 29, 1993, to and including the date of such calculation (or, in the event consolidated net income is a deficit, then minus 100% of such deficit); (b) the aggregate net proceeds, including the fair market value of property other than cash, received by the Company from the issuance or sale of its capital stock, including the issuance of its capital stock upon conversion of securities other than its capital stock, and options, warrants and rights to purchase its capital stock (other than redeemable stock) from and after the date of the Senior Note Indenture; and (c) $5.0 million. As of June 3, 1995, the Company was not eligible to pay dividends under the terms of the Senior Note Indenture. The Senior Note Indenture also contains certain other covenants including limitations on indebtedness, liens, and disposition of assets.

     As of                , 1995, the Common Stock was held by           holders
of record. The number of record holders may not be representative of the number of beneficial holders because many shares are held by depositories, brokers, or other nominees.

                                 CAPITALIZATION

     The following table sets forth as of September 2, 1995 and June 3, 1995, the capitalization of the Company. The Company will receive no proceeds from the sale of the DECS or from sales of Common Stock by Cooper pursuant to this Prospectus, if any. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto appearing elsewhere in this Prospectus. See "Selected Consolidated Financial
Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                     SEPTEMBER 2,     JUNE 3,
                                                                         1995           1995
                                                                     ------------    --------
                                                                           (000'S OMITTED)
Borrowings Due Within One Year....................................    $  4,812       $  3,915
                                                                      ========       ========
Long-Term Debt:
  10 3/4% Senior Notes Due 2003...................................    $ 90,000       $ 90,000
  Other...........................................................         308            308
                                                                      --------       --------
  Total Long-Term Debt............................................      90,308         90,308
                                                                      --------       --------
Stockholders' Equity:
  Preferred Stock, No Par Value:
     Authorized 5,000,000 Shares; None Issued.....................          --             --
  Common Stock, Par Value $1.00
     Authorized 70,000,000 Shares; Issued 37,052,720..............      37,053         37,053
  Capital in Excess of Par Value..................................      38,699         40,118
  Retained Earnings...............................................      44,801         39,700
  Equity Adjustments..............................................        (714)            63
                                                                      --------       --------
                                                                       119,839        116,934
  Less Treasury Stock at Cost.....................................     (34,071)       (36,079)
                                                                      --------       --------
     Total Stockholders' Equity...................................      85,768         80,855
                                                                      --------       --------
Total Capitalization..............................................    $176,076       $171,163
                                                                      ========       ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated balance sheet data as of June 3, 1995, May 28, 1994 and December 31, 1993, 1992, 1991 and 1990 and consolidated statement of operations data for the year ended June 3, 1995, five months ended May 28, 1994 and years ended December 31, 1993, 1992, 1991 and 1990 have been derived from the Company's audited consolidated financial statements. The consolidated balance sheet data as of September 2, 1995 and September 3, 1994 and the consolidated statement of operations data for the three months ended September 2, 1995 and September 3, 1994 and for the year ended May 28, 1994, have been derived from the Company's unaudited consolidated financial statements. The financial data set forth below should be read in conjunction with the Consolidated Financial
Statements of the Company and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus.

                         THREE MONTHS ENDED                                        YEAR ENDED
                      -------------------------  ------------------------------------------------------------------------------
                      SEPTEMBER 2, SEPTEMBER 3,   JUNE 3,    MAY 28,  DECEMBER 31,  DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                          1995         1994        1995      1994(1)    1993(2)        1992          1991(3)         1990(3)
                      ------------ ------------  --------   --------  ------------  ------------   ------------   -------------
                                                    (000'S OMITTED, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF
 OPERATIONS
 DATA(4):
Revenues...............  $114,077    $ 95,725    $396,639   $224,694    $239,761      $298,881      $ 355,390        $405,381
Gross profit...........    18,180       9,575      49,388      6,878      20,673        55,590         28,362          56,295
Other charges (credits)
 and environmental
 charges(5)............       900          --        (710)    35,003       2,453            --        106,464              --
Income (loss)
 from operations.......     8,083           3      13,718    (63,657)     (8,428)       27,275       (115,160)         21,319
Net income (loss)(6)...     5,101      (3,321)      1,039    (72,403)    (60,004)       21,795        (99,681)          8,696
PER SHARE DATA:
Income (loss) per share
 before cumulative
 effect of changes
 in accounting
 principles............  $   0.14    $  (0.10)   $   0.03   $  (4.02)   $  (0.95)     $   1.21      $   (5.59)       $   0.49
Net income (loss) per
 share (6).............      0.14       (0.10)       0.03      (4.02)      (3.34)         1.21          (5.59)           0.49
Dividends paid per share       --          --          --         --          --            --           0.30            0.80
Shares used to compute
 income (loss)
 per share.............    35,889      34,715      35,148     17,992      17,965        18,078         17,831          17,831
BALANCE SHEET DATA
 (at end of period)(4):
Working capital........  $103,943    $ 91,109    $ 93,062   $ 91,688    $ 90,685      $ 96,057      $ 110,859        $124,030
Total assets...........   370,619     368,868     369,064    394,747     286,634       295,156        339,154         421,886
Long-term debt.........    90,308      90,385      90,308     90,385      90,461        70,538         90,615          73,892
Stockholders' equity...    85,768      69,920      80,855     72,483      88,349       149,516        128,088         232,157
OTHER DATA:
Order backlog (at end of
 period)...............  $476,944    $400,110    $468,761   $389,407    $256,259      $309,679      $ 386,905        $392,857
EBITDA (7).............    11,816       3,649      30,188    (45,380)      9,388        45,191        (89,960)         50,599

[FN]
---------------

(1) On May 24, 1994, the Company's Board of Directors voted to change the Company's fiscal year end from one which ended on December 31 to the Saturday nearest to May 31. The Statement of Operations Data for the year ended May 28, 1994 is unaudited.

     The following table sets forth Summary Consolidated Statement of Operations Data, which has been derived from the Company's audited financial statements, for the five months ended May 28, 1994 (000's omitted, except per share amounts):

          Revenues.....................................................     $ 86,976
          Other charges (credits) and environmental charges............       32,550
          Income (loss) from operations................................      (55,805)
          Net income (loss)............................................      (61,370)
          Per share data:
            Net income (loss) per share................................     $  (3.32)
            Dividends paid per share...................................           --

(2) Including Cameron's financial results for fiscal year 1993, the Company's pro forma unaudited revenues, loss before the cumulative effect of changes in accounting principles and net loss would have been $389.3 million, ($39.3) million and ($82.3) million, respectively.

(3) In fiscal year 1991, the Company divested its automotive crankshaft operations. Revenues pro forma for the exclusion of such operations are $306.6 million and $344.0 million for fiscal years 1991 and 1990, respectively, assuming the divestiture of the automotive crankshaft operations had taken place as of the beginning of each of the periods.

(4) On May 26, 1994, the Company acquired Cameron from Cooper. The Selected Consolidated Financial Data include the accounts of Cameron from the date of the Acquisition. Cameron's operating results from May 26, 1994 to May 28, 1994 are not material to the consolidated statement of operations for the year and five months ended May 28, 1994.

(5) During fiscal year 1991 the Company incurred charges of approximately $88.0 million and $11.5 million in connection with a restructuring program primarily at its forging operations and disposition of its automotive crankshaft forging division, respectively. Additionally, $7.0 million was provided with respect to environmental investigation and remediation costs at one of the Company's facilities.

     In November 1993, the Company sold substantially all of the net assets and business operations of Wyman-Gordon Composites, Inc. and recorded a non-cash charge on the sale of $2.5 million.

     In May 1994, the Company recorded charges of $6.5 million related to the closing of a castings facility, $24.1 million related to restructuring and integration of Cameron and $2.0 million for environmental investigation and remediation costs.

     During the first quarter of fiscal year 1996, the Company provided $0.8 million in order to recognize its 25.0% share of the net losses of the Australian Joint Venture and to reserve for amounts loaned to the Australian Joint Venture during the first quarter of fiscal year 1996. Additionally, the Company provided $0.1 million relating to expenditures for an investment in an additional joint venture.

(6) Includes a charge of $43.0 million or $2.39 per share in fiscal year 1993 relating to the Company's adoption of SFAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions" ("SFAS 106") and SFAS 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 106 requires postretirement benefits obligations to be accounted for on an accrual basis rather than the "expense as incurred" basis formerly used. The Company elected to recognize the cumulative effect of these accounting charges in fiscal year 1993.


(7) EBITDA is defined as earnings before interest, taxes, depreciation, amortization and changes in accounting principles. The presentation of EBITDA is presented because it may be used as one indicator of a company's ability to service debt. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following discussion and analysis presents management's assessment of material developments affecting the Company's results of operations, liquidity and capital resources during the first quarter of fiscal year 1996 and the first quarter of fiscal year 1995, and during fiscal years 1995, 1994 and 1993. These discussions should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto. Comparisons of fiscal 1995 results with results prior to the Acquisition of Cameron may not be meaningful.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

THREE MONTHS ENDED SEPTEMBER 2, 1995 ("FIRST QUARTER OF FISCAL YEAR 1996") COMPARED TO THREE MONTHS ENDED SEPTEMBER 3, 1994 ("FIRST QUARTER OF FISCAL YEAR 1995")

     The Company's revenues increased 19.2% to $114.1 million in the first quarter fiscal year 1996 from $95.7 million in the first quarter fiscal year 1995 due to higher sales volume at the Company's Forgings and Castings Divisions. These sales volume increases during the first quarter of fiscal year 1996 as compared to the first quarter of fiscal year 1995 are reflected by market as follows: a $9.3 million (12.8%) increase in aerospace, a $8.3 million (57.2%) increase in power generation and a $0.8 million (9.1%) increase in other. Revenues in the first quarters of fiscal years 1996 and 1995 were limited by raw material shortages and production delays caused by capacity constraints of the Company's suppliers. While the severity of the raw material shortages was not as extensive in the first quarter of fiscal year 1996 as compared to the first quarter of fiscal year 1995, the Company is seeking to improve upon its ability to receive raw material such that there is no disruption to its production schedule. The revenue increases mentioned above have occurred while the Company's backlog has grown steadily to $477.0 million at September 2, 1995 from $400.1 million at September 3, 1994.

     The Company's gross margins were 15.9% in the first quarter of fiscal year 1996 as compared to 10.0% in the first quarter of fiscal year 1995. This improvement resulted from higher production volumes and productivity gains resulting from the Company's efforts toward focusing forging production of rotating parts for jet engines in its Houston, Texas facility and forging production of airframe structures and large turbine parts in its Grafton, Massachusetts facility. Additionally, continuing realization of cost reductions from synergies associated with the integration of Cameron contributed to this higher ratio. Gross margins benefitted from LIFO credits of $1.1 million during the first quarter of fiscal year 1995. There were no LIFO credits recorded during the first quarter of fiscal year 1996.

     Selling, general and administrative expenses decreased 3.9% to $9.2 million during the first quarter of fiscal year 1996 from $9.6 million during the first quarter of fiscal year 1995. Selling, general and administrative expenses as percentage of revenues improved to 8.1% in the first quarter of fiscal year 1996 from 10.0% in the first quarter of fiscal year 1995. The improvement as a percent of revenues is the result of cost reductions associated with the integration of Cameron with the Company's Forgings operations and higher revenues.

     During the first quarter of fiscal year 1996, the Company provided $0.8 million in order to recognize its 25.0% share of the net losses of the Australian Joint Venture and to reserve for amounts loaned to the Australian Joint Venture during the first quarter of fiscal year 1996. Additionally, the Company provided $0.1 million relating to expenditures for an investment in an additional joint venture.

     Interest expense was $2.9 million in both the first quarter of fiscal year 1996 and the first quarter of fiscal year 1995.

     Miscellaneous, net was an expense of $0.1 million in the first quarter of fiscal year 1996 as compared to an expense of $0.4 million in the first quarter of fiscal year 1995. Miscellaneous, net in the first quarter of fiscal year 1996 includes a $0.2 million gain on the sale of marketable securities.

     The Company recorded no provision for income taxes in the first quarter of fiscal years 1996 and 1995.

     Net income was $5.1 million, or $.14 per share, in the first quarter of fiscal year 1996 and net loss was $(3.3) million, or $(.10) per share in the first quarter of fiscal year 1995. The $8.4 million improvement results from the items described above.

YEAR ENDED JUNE 3, 1995 ("FISCAL YEAR 1995") COMPARED TO
YEAR ENDED MAY 28, 1994 ("FISCAL YEAR 1994")

     The Company's results of operations for fiscal year 1995 include the results of Cameron which the Company acquired from Cooper in May 1994. As a result of the Acquisition, the Company has broadened its revenue base and expanded into new markets. The Company is also realizing substantial operating and processing efficiencies through the consolidation of systems and facilities and the reduction of personnel performing duplicate functions.

     The Company's revenues increased 76.5% to $396.6 million in fiscal year 1995 from $224.7 million in fiscal year 1994. Approximately $151.0 million of this increase was due to the Acquisition of Cameron, which provides a broader revenue base in the Company's traditional markets of commercial and defense aerospace and provides diversification into the power generation market. The remainder of the revenue increase was due to higher sales volume at the Company's forgings and castings divisions. The increase in revenues was limited by raw material shortages and production delays caused by capacity constraints of the Company's suppliers. Although this situation improved during the second half of fiscal year 1995, it had a negative impact on overall revenues. Additionally, fiscal year 1994 contained $4.7 million of revenues from Wyman-Gordon Composites, Inc. which was sold by the Company during November 1993.

     The Company's gross margins were 12.5% in fiscal year 1995, as compared to 3.1% in fiscal year 1994. Higher production volumes, particularly in the Company's castings division, productivity gains in factory operations and realization of certain synergies associated with the integration of Cameron with the Company's forgings operations contributed to this higher ratio. In addition, the gross margins at the Company's composites divisions for fiscal year 1995 were well above fiscal year 1994 levels. These favorable trends were offset somewhat by production delays resulting from raw material shortages experienced most significantly in the first half of fiscal year 1995. Gross margins benefited from LIFO credits of $6.2 million in fiscal 1995 as compared to $8.1 million in fiscal year 1994. Gross margin in fiscal year 1994 was negatively impacted by significant charges totaling $8.7 million related mainly to a change in accounting estimate for workers' compensation of $4.2 million and excess inventories of $2.8 million.

     Selling, general and administrative expenses increased 2.4% to $36.4 million in fiscal year 1995 from $35.5 million in fiscal year 1994. Selling, general and administrative expenses improved as a percentage of revenues to 9.2% in fiscal year 1995 from 15.8% in fiscal year 1994. Fiscal year 1994 selling, general and administrative expenses include $7.6 million of significant charges. Absent the significant charges, fiscal year 1994 selling, general and administrative expenses were 12.4% of revenues. The improvement as a percent of revenues is the result of certain savings associated with the integration of Cameron with the Company's forgings operations, and higher revenues.

     During fiscal year 1995, the Company recognized $1.4 million of other charges for its 25.0% equity share of the losses of its Australian Joint Venture for the production of nickel-based superalloy.

     In fiscal year 1994, the Company recognized other charges of $35.0 million, which included $24.1 million for Cameron integration costs, $6.5 million for castings division restructuring costs, $2.0 million for anticipated environmental charges, and $2.4 million related to the disposition of production facilities. The Company recognized a $2.1 million credit in fiscal year 1995 after determining that Cameron integration costs, including severance and other personnel costs, were lower than originally estimated. The Company believes that most of the integration activities have been completed or adequate reserves have been provided. As of June 3, 1995, unused reserves for Cameron integration costs amount to $8.6 million.

     Interest expense decreased 1.0% to $11.0 million in fiscal year 1995 from $11.1 million in fiscal year 1994. Fiscal year 1995 interest expense includes higher financing fees associated with the establishment in May 1994 of a receivables backed credit facility. Fiscal year 1994 interest expense includes the write-off of financing fees relating to the Company's prior credit facility amounting to $1.2 million.

     Miscellaneous, net was an expense of $1.7 million in fiscal year 1995 and income of $2.4 million in fiscal year 1994. Miscellaneous, net in fiscal year 1994 includes a $3.3 million gain on the sale of marketable securities.

     The Company recorded no provision for income taxes in fiscal years 1995 and 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Net income was $1.0 million, or $.03 per share, in fiscal year 1995 compared to a net loss of ($72.4) million, or ($4.02) per share, in fiscal year 1994. The $73.4 million improvement results from the items described above.

YEAR ENDED DECEMBER 31, 1993 ("FISCAL YEAR 1993") COMPARED TO
YEAR ENDED DECEMBER 31, 1992 ("FISCAL YEAR 1992")

     The Company's revenues decreased 19.8% to $239.8 million in fiscal year 1993 from $298.9 million in fiscal year 1992. This decline in revenues was primarily attributable to continued sluggishness in the commercial aerospace industry during fiscal year 1993.

     The Company's gross margins were 8.6% in fiscal year 1993 as compared to 18.6% in fiscal year 1992. The decline in gross margins was a result of (1) lower production volume, (2) lower LIFO credits recorded in fiscal year 1993 as compared to fiscal year 1992 and (3) competitive pricing which continued to place pressure on the Company's gross margins. LIFO credits, which include both LIFO liquidation and deflation effects, of $7.9 million and $22.8 million were recognized in fiscal year 1993 and fiscal year 1992, respectively.

     Selling, general and administrative expenses decreased 5.9% to $26.6 million in fiscal year 1993 from $28.3 million in fiscal year 1992. The decrease in selling, general and administrative expenses is mainly due to lower payroll costs from reductions in personnel. Selling, general and administrative expenses increased as a percent of revenues to 11.1% in fiscal year 1993 from 9.4% in fiscal year 1992 as a result of the revenue decline.

     In November 1993, the Company sold substantially all of the net assets and business operations of its Wyman-Gordon Composites, Inc. operations. The Company recorded a non-cash charge on the sale in fiscal year 1993 of $2.5 million.

     Interest expense increased 43.9% to $10.8 million in fiscal year 1993 from $7.5 million in fiscal year 1992 primarily as a result of higher interest rates on the 10 3/4% Senior Notes due 2003 as compared to that on the debt retired with the proceeds of the 10 3/4% Senior Notes. The average debt balance was $87.7 million and $84.8 million in fiscal year 1993 and fiscal year 1992, respectively. Additionally, the Company wrote off financing fees relating to a prior credit facility amounting to $1.7 million in fiscal year 1993.

     Miscellaneous income was $2.2 million in fiscal year 1993 as compared to $2.0 million in fiscal year 1992. Miscellaneous income in fiscal year 1993 reflects primarily the gain of $3.3 million on the sale of marketable securities. Miscellaneous income in fiscal year 1992 reflects primarily the gain of $0.9 million on the sale of marketable securities and a gain of $0.6 million from a settlement of an overfunded pension plan terminated in a prior year.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), and No. 109, "Accounting for Income Taxes" ("SFAS 109"). The Company elected to recognize the cumulative effect of these accounting changes, resulting in a noncash reduction in earnings in 1993 of $43.0 million or $2.39 per share.

     Net loss was ($60.0) million, or ($3.34) per share, in fiscal year 1993 and net income was $21.8 million, or $1.21 per share, in fiscal year 1992. The change results from the items described above.

LIQUIDITY AND CAPITAL RESOURCES

     The increase in the Company's cash of $7.5 million to $21.4 million as of September 2, 1995 from $13.9 million as of June 3, 1995 resulted primarily from cash provided by operating activities of $6.6 million.


     The increase in the Company's working capital of $10.9 million to $103.9 million as of September 2, 1995 from $93.1 million as of June 3, 1995 resulted primarily from net income of $5.1 million, an increase in income taxes and other of $2.8 million, net reductions of fixed assets of $4.3 million and net proceeds from the issuance of Common Stock of $0.6 million, offset by a net increase in other assets of $0.6 million and a decrease in long-term restructuring, integration, disposal and environmental of $0.8 million.



     Earnings before interest, taxes, depreciation, amortization and changes in accounting principles ("EBITDA") was $30.2 million in fiscal year 1995. EBITDA increased $8.2 million to $11.8 million in the first quarter of fiscal year 1996 from $3.6 million in the first quarter of fiscal year 1995. This improvement reflects primarily the $8.4 million improvement in the Company's net income in the first quarter of fiscal year 1996 as compared to the first quarter of fiscal year 1995.



     During fiscal year 1994, the Company recognized costs to be incurred for the integration of Cameron totalling $24.1 million of which $12.7 million were estimated to require cash outlays. Additionally, the Company estimated $12.2 million in cash outlays from direct costs associated with the Acquisition and integration. Therefore, combined reserves for Cameron integration costs totalled $36.3 million of which $24.9 million were estimated to require cash. The projects undertaken for the integration of Cameron into the Company include (i) consolidating the manufacture of rotating parts for jet engines from the Company's Grafton, Massachusetts facility into Cameron's Houston facility, while the Grafton facility has been focused on the production of large airframe structures and large turbine parts, (ii) closing of one of the two Cameron forging plants in Houston, (iii) closing the Company's ring-roll and hammer forging operations at its Worcester, Massachusetts facility and (iv) adopting the best manufacturing practices of the Company and Cameron. As a result of such projects, the Company has eliminated duplicative facilities, improved manufacturing efficiencies, improved inventory management and realized cost reductions. During May 1994, $11.4 million of non-cash asset write-offs were charged to these reserves. During fiscal year 1995, the Company incurred $11.1 million in charges on the integration of Cameron which were charged to these reserves, $6.7 million of which required the use of cash. Additionally, the Company reduced its estimates of costs to be incurred for the integration of Cameron and direct costs associated with the acquisition by a total of $7.3 million. Such reduction is reflected by an adjustment in the purchase price of $5.2 million and a credit to income of $2.1 million on the fiscal year 1995 Statement of Operations. See Footnote F to the Consolidated Financial Statements for a summary of cash outlays relating to restructuring charges.


     As of June 3, 1995, the Company estimates the remaining cash requirements for the integration of Cameron and direct costs associated with the Acquisition to be $8.6 million, and expects to spend approximately $6.5 million during its fiscal year ending June 1, 1996 ("fiscal year 1996") and $2.1 million thereafter. In the first quarter of fiscal year 1996, spending related to the integration of Cameron and associated direct costs amounted to $1.5 million.

     The 1991 restructuring plan is substantially complete. See Footnote F to the Consolidated Financial Statements. The Company incurred cash charges of $2.7 million related to the 1991 restructuring plan during fiscal year 1995 and expects to expend an additional $3.8 million over the next several years, approximately $1.9 million in fiscal year 1996 and $1.9 million thereafter. For fiscal year 1996 and thereafter, these expenditures are anticipated to include payments for consolidation and reconfiguration of existing facilities of $1.7 million in fiscal year 1996 and $0.6 million thereafter, and payments under a deferred compensation agreement of approximately $1.5 million. In the first quarter of fiscal year 1996, spending related to the 1991 restructure plan amounted to $0.4 million.

     As of June 3, 1995, the Company expects to spend $1.8 million in fiscal year 1996 and $15.1 million thereafter on non-capitalizable environmental activities. In the first quarter of fiscal year 1996, no amounts were expended for non-capitalizable environmental projects. The Company has completed all environmental projects within established timetables and is continuing to do so at the present time.

     The Company from time to time expends cash on capital expenditures for more cost effective operations, environmental projects and joint development programs with customers. Capital expenditures amounted to $18.7 million, $2.4 million, $13.9 million and $11.2 million in fiscal year 1995 the five months ended May 28, 1994 and fiscal years 1993 and 1992, respectively. Capital expenditures in the foreseeable future are expected to increase from fiscal year 1995 levels. In the first quarter of fiscal year 1996, capital expenditures amounted to $1.8 million.

     As of June 3, 1995, the Company had invested $4.1 million in cash towards its share of the capital requirements of the Australian Joint Venture for the production of nickel-based superalloy. The Company is committed to invest an additional $3.4 million in the Joint Venture. The Australian Joint Venture has entered into a credit agreement with an Australian bank under which it has $17.3 million in borrowings outstanding. The Company has guaranteed 25.0% of the Australian Joint Venture's obligations under the credit agreement. This guarantee expires at such time as the Australian Joint Venture demonstrates its ability to produce commercially acceptable products. The Australian Joint Venture has not generated sufficient cash flow to service its debt, and if the operations do not become profitable in the future, the Company may be required to write off all or a portion of the remaining book value of its investment and repay up to 25.0% of the Joint Venture's $17.3 million debt, which is guaranteed by the Company. The book value of the Company's investment in the Australian Joint Venture as of September 2, 1995 is approximately $2.3 million.


     On May 20, 1994, the Company entered into a revolving receivables-backed credit facility (the "Receivables Financing Program") among the Company, certain subsidiaries and Wyman-Gordon Receivables Company ("WGRC") and a Revolving Credit Agreement dated as of May 20, 1994 among WGRC and the financial institutions party thereto. WGRC is a separate corporate entity from the Company and its other subsidiaries with its own separate creditors. WGRC purchases accounts receivable from the Company and certain other selling subsidiaries ("Sellers") and using those receivables as collateral borrows from the lending banks. WGRC's creditors have a claim on its assets prior to those assets becoming available to any creditors of any of the Sellers. Borrowings are subject to a formula which is dependent upon certain reserves relating to the accounts receivable purchased by WGRC and bear interest at fluctuating rates tied to Eurodollar rates on the lending banks' prime rates. The aggregate maximum borrowing capacity under the Receivables Financing Program is $65.0 million, with a letter of credit sub-limit of $35.0 million. The term of the Receivables Financing Program is five years, with an evergreen feature. As of June 3, 1995, under this credit facility, the total availability based on eligible receivables was $44.8 million, there were no borrowings and letters of credit amounting to $10.0 million were outstanding. As of September 2, 1995, under the credit facility, the total availability based on eligible receivables was $42.0 million, there were no borrowings and letters of credit amounting to $9.7 million were outstanding.


     Wyman-Gordon Limited, the Company's subsidiary located in Livingston, Scotland, entered into a credit agreement effective November 28, 1994 (the "U.K. Credit Agreement"). The maximum borrowing capacity under the U.K. Credit Agreement is L3.0 million with a separate letter of credit or guarantee limit of L1.0 million. The term of the U.K. Credit Agreement is one year with an evergreen feature. There were L2.4 million or $3.8 million of borrowings outstanding at June 3, 1995 and the Company had issued L0.4 million or $0.6 million of letters of credit or guarantees under the U.K. Credit Agreement. There were L3.0 million or $4.7 million of borrowings outstanding as of September 2, 1995 and the Company had issued L0.9 million or $1.5 million of letters of credit or guarantees under the U.K. Credit Agreement.

     The primary sources of liquidity available to the Company in fiscal year 1996 to fund operations, anticipated expenditures in connection with the integration of Cameron, planned capital expenditures and planned environmental expenditures include available cash ($21.4 million as of September 2, 1995 and

$13.9 million as of June 3, 1995), borrowing availability under the Company's Receivables Financing Program, cash generated by operations and reductions in working capital requirements through planned inventory reductions and accounts receivable management.

     Cash from operations and debt are expected to be the Company's primary sources of liquidity beyond fiscal year 1996. The Company believes that it has adequate resources to provide for its operations and the funding of restructuring, integration, capital and environmental expenditures.

     The Company's current plans to improve operating results include completing the integration of Cameron, further reductions of personnel and various other cost reduction measures. Programs to expand the Company's revenue base include participation in new aerospace programs and expansion of participation in the land-based gas turbine and extruded pipe markets and other markets in which the Company has not traditionally participated. The Company anticipates that, in addition to the growth in commercial aviation, the aging current commercial airline fleet will require future orders for its replacement.

IMPACT OF INFLATION

     The Company's earnings may be affected by changes in price levels and in particular, changes in the price of basic metals. The Company's contracts generally provide for fixed prices for finished products with limited protection against cost increases. The Company would therefore be affected by changes in prices of the raw materials during the term of any such contract. The Company attempts to minimize this risk by entering into fixed price arrangements with raw material suppliers.

ACCOUNTING, TAX AND OTHER MATTERS

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") which must be adopted by the Company no later than fiscal year 1997. SFAS 121 prescribes the accounting for the impairment of long-lived assets that are to be held and used in the business and similar assets to be disposed of. The Company has not determined the impact of adopting SFAS 121 on its financial position or results of operations.

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). This standard provides that the Company follow an accrual method of accounting, rather than the as-incurred basis formerly used for benefits payable to employees when they leave the Company for reasons other than retirement. The adoption, including the cumulative effect, has not had a material affect on earnings or the financial position of the Company.

     As of June 3, 1995, the Company had net operating loss carryforwards ("NOLs") of approximately $67.0 million, which begin expiring in year 2006. The Company is seeking to utilize a substantial portion of such NOLs to obtain a refund in excess of $20.0 million of prior years' taxes. To the extent that the Company is not successful in recovering a refund of prior years' taxes, the NOLs will be available to offset future taxable income, if any. A reasonable estimation of the potential recovery cannot be made at this time and, accordingly, no adjustment has been made in the financial statements with respect to the claim for such refund.

     The Company's ability to utilize its NOLs in the future may be affected by
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), which generally limits the use of a corporation's NOLs following a more than 50 percentage point change in the ownership of the corporation's equity within any three-year period (an "ownership change"). An ownership change could result in the imposition of limitations on the Company's ability to offset future taxable income with the Company's NOL's.

     The Australian Joint Venture has reported continued operating losses and has not generated sufficient cash flow to service its debt. In fiscal year 1995, the Company provided $1.4 million to recognize the Company's 25.0% share of the net losses of this Joint Venture. The Company provided an additional $0.8 million in the first quarter of fiscal year 1996. The book value of the Company's investment in the Australian Joint Venture as of September 2, 1995 is approximately $2.3 million. If the Joint Venture's operations do not become profitable in the future, the Company may be required to make further provisions or to write off all or a portion of the remaining book value of its investment and repay up to 25.0% of the Joint Venture's $17.3 million debt, which is guaranteed by the Company.


     The Company for several years maintained a program of company-owned life insurance ("COLI") for certain of its employees. As of September 2, 1995 the Company is named as beneficiary on approximately 1,650 COLI policies with an aggregate cash surrender value of approximately $9.0 million, issued by Confederation Life Insurance Company (U.S.), which is currently in rehabilitation. Confederation Life Insurance Company is continuing to pay benefits under the policies but has ceased to redeem cash surrender values. No assurances can be given regarding to what extent the Company will be able to realize such cash surrender values in the future.

                                    BUSINESS

GENERAL

     Wyman-Gordon Company is a leading producer of highly engineered, technically advanced components for both the commercial and defense aerospace market and the commercial power generation market. The Company uses die forging, extrusion and investment casting processes to produce metal components to exacting customer specifications for technically demanding applications such as jet turbine engines, airframes and land-based gas turbine engines. The Company also extrudes seamless heavy-wall steel pipe for use primarily in commercial power generation plants, and designs and produces prototype aircraft using composite technologies. The Company produces components for most of the major commercial and U.S. defense aerospace programs. Metallurgical skills, an unique asset base and a broad offering of capabilities allow the Company to serve competing customers effectively and to lead the development and use of new metal technologies for its customers' uses.

     The Company is the leading producer of rotating components for use in turbine aircraft engines. These parts are forged from purchased ingots converted to billet in the Company's cogging presses and from superalloy metal powders which are produced, consolidated and extruded into billet entirely at the Company's facilities. Forging is conducted in Massachusetts, Texas and Scotland on a number of hydraulic presses with capacities ranging from 8,000 to 55,000 tons. The Company forges these engine components primarily from alloys of high-temperature nickel. Additionally, the Company uses modern, automated, high-volume production equipment and both air-melt and vacuum-melt furnaces in its investment casting operations to produce complex non-rotating jet engine parts from high-temperature nickel-based alloys.

     Structural airframe components are produced from alloys of steel, aluminum and titanium on the Company's forging presses and by its investment casting process. The Company uses its metallurgical and manufacturing capabilities to design new products to accommodate its customers' needs for larger, stronger structural parts forged from new superalloy metals. The Company produces smaller, near net-shape structural parts for aircraft through its investment castings business.

     The Company produces a variety of mechanical and structural tubular forged products, primarily in the form of extruded seamless pipe, for the domestic and international power generation markets, which include nuclear and fossil fueled power plants, cogeneration projects and retrofit and life extension applications. These tubular forged products also have ordnance and other military applications. Aluminum, steel, titanium and superalloy products are manufactured at the Company's Houston, Texas forging facility where one of the world's largest vertical extrusion presses extrudes pipe up to 48 inches in diameter and 7 inches in wall thickness and bar stock from 6 to 32 inches in diameter. Lengths of pipe and bar stock vary from 10 to 45 feet with a maximum forged weight of 20 tons. Similar equipment and capabilities are in operation at the Company's Livingston, Scotland forging facility. Additionally, the Houston press extrudes powder billets for use in aircraft turbine engine forgings.

     The Company's composite operation, Scaled Composites, Inc., plans, designs, fabricates and tests composite airframe structures for the aerospace market.


     The Company's acquisition of Cameron from Cooper in May 1994 united two of the country's largest and most technically advanced forging companies and had a pervasive impact on the Company. As a result of the Acquisition, the Company has broadened its revenue base and expanded into new markets. The Company is also realizing substantial operating and processing efficiencies through the consolidation of systems and facilities and the reduction of personnel performing duplicate functions. At the time of the Acquisition in May 1994 Cameron and the Company's Forgings operations employed a combined total of 2,030 people. As of October 31, 1995 this number had been reduced by 9.4% to 1,840. The Company estimates that this reduction in personnel and the Company's ability to increase production with fewer employees as evidenced by the increase in revenues per employee has resulted in improved operating results. See "Prospectus Summary" on page 4. Areas where the Company has combined operations include sales and marketing, testing, research and development and management information systems.


BUSINESS STRATEGY

     In recent years the Company experienced losses as a result of declines in customer demand caused by a combination of defense spending cutbacks, reduced orders for new commercial aircraft and reductions in customer inventory levels. In response the Company's senior management implemented a series of strategic initiatives designed to (i) lower the Company's cost structure, (ii) consolidate its forging operations, (iii) lower inventory requirements, and (iv) solidify customer relations.

     In further response to the continuing overcapacity in the industry, the Company acquired all of the stock of Cameron from Cooper in May 1994. Prior to the Acquisition, Cameron was the Company's principal competitor in the production of forgings for use in critical aerospace applications. For the year ended December 31, 1993, Cameron had revenues of $149.5 million, an operating loss of ($22.2) million and total assets of $151.8 million. As part of the consideration for the Acquisition, the Company issued 16.5 million shares of Common Stock to Cooper, which shares are being registered in connection with the DECS Offering. Currently, these shares represent approximately 47% of the outstanding Common Stock of the Company.

     As a result of the Acquisition, the Company has achieved cost savings, which total more than $26.0 million on an annualized basis to date. In addition, the Company has achieved the following production efficiencies.

     Focused Factories. The Company has substantially completed the consolidation of the manufacture of rotating parts for jet engines from Grafton, Massachusetts into Cameron's Houston, Texas facility. At the same time, the Grafton facility has been focused on the production of large airframe structures and large turbine parts such as components for the GE90 engine and land-based gas turbines. The results have been the elimination of duplicative facilities, improved throughput, and efficiencies of scale.


     Rationalization of Forging Operations. Subsequent to the Acquisition the Company closed one of the two Cameron forging plants in Houston, Texas. In addition, the Company has closed its hammer forging operations and is in the process of closing its ring-roll operations at its Worcester, Massachusetts facility. The result has been improved manufacturing efficiencies, higher utilizations and better inventory management.


     Best Practices. The Company is in the process of adopting the best manufacturing practices of the Company and Cameron. The improved manufacturing practices have resulted in cost reductions from lower material input weights on certain forgings, improved machining practices and more efficient testing procedures. Substantial raw material cost savings in certain of the Company's forgings processes have resulted from utilization of material produced in Cameron's Brighton, Michigan powder metal facility and Cameron's Houston, Texas vacuum arc remelting facility. From 1991 through 1995 average production cycle times at Cameron's Houston facility were reduced from approximately 22 weeks to seven weeks and the Company is seeking to achieve similar reductions at its Grafton, Massachusetts facility.

     In addition to the benefits the Company has realized from the Acquisition and expects to realize in the future, the Company has in place several programs to strengthen its position in the aerospace market and to enter new markets utilizing its expertise in high performance materials.

     Focus on Large Aerospace Components. The Company believes that its extensive installed asset base, technological leadership in manufacturing large-scale components and experience in producing and utilizing sophisticated alloys will enable the Company to capitalize on the industry trend toward widebody aircraft with larger and more sophisticated engines. These aircraft, which include the new Boeing 777, require larger airframe structural parts and their engines require high-purity alloys, both of which are particular strengths of the Company.

     Strategic Alliances with Key Customers. The Company has entered into joint development programs with its two largest customers, GE and Pratt & Whitney, for the production of (i) forged rotating parts for the new GE90 jet engine and (ii) nickel-based superalloy ingots through the Australian Joint Venture, respectively. Management believes that alliances such as these strengthen existing relationships, and in some cases allow the Company to become involved in the design phases for new components and applications, thereby enhancing the Company's chances of obtaining future orders.

     New Applications and Markets. The Company believes that its expertise in the manufacture of highly specialized metal components with enhanced fatigue and temperature resistant properties gives it the ability to design new applications for existing technologies in its current markets and to utilize existing technologies in new markets. For example, the Company has been able to enter the power generation market where the Company's knowledge of nickel-based superalloys and manufacturing technology utilized for aircraft engines can be applied to manufacture energy efficient, high strength, temperature resistant gas turbines.


     Management believes that the combination of the Company's technological capabilities, installed asset base and close customer relationships, together with its improved cost structure, will allow the Company to operate profitably in an environment of relatively low commercial aircraft deliveries and to benefit from increases in delivery rates. However, the Company's results of operations could be adversely affected by a variety of factors. See "Risk Factors". At the same time the Company seeks to expand into new product and geographic markets.


MARKETS AND PRODUCTS

     The principal markets served by the Company are aerospace and power generation. Revenue by market for the respective periods were as follows:



                         THREE MONTHS
                             ENDED                                                 YEAR ENDED
                      -------------------      ----------------------------------------------------------------------------------
                       SEPTEMBER 2, 1995                                                     DECEMBER 31,          DECEMBER 31,
                      -------------------        JUNE 3, 1995          MAY 28, 1994              1993                  1992
                                               ----------------      ----------------      ----------------      ----------------
                                   % OF                    % OF                  % OF                  % OF                  % OF
                       REVENUE     TOTAL       REVENUE    TOTAL      REVENUE    TOTAL      REVENUE    TOTAL      REVENUE    TOTAL
                      ---------   -------      --------   -----      --------   -----      --------   -----      --------   -----
                                                          (000'S OMITTED, EXCEPT PERCENTAGES)
Aerospace...........  $ 82,211      72%        $300,143     76%      $188,518     84%      $205,077     85%      $263,961     88%
Power generation....    22,823      20           66,892     17         15,616      7         14,719      6         17,401      6
Other...............     9,043       8           29,604      7         20,560      9         19,965      9         17,519      6
                      --------      --         --------    ---       --------    ---       --------    ---       --------    ---
 Total..............  $114,077     100%        $396,639    100%      $224,694    100%      $239,761    100%      $298,881    100%
                      ========     ===         ========    ===       ========    ===       ========    ===      =========    ===

AEROSPACE

     The Company manufactures products utilized in general aviation, defense and business jet aircraft. The Company manufactures numerous forged and cast components for jet engines produced by all of the major manufacturers, including GE, Pratt & Whitney and Rolls-Royce. The Company's forged engine parts include fan discs, compressor discs, turbine discs, seals, spacers, shafts, hubs and cases. Cast engine parts include thrust reversers, valves and fuel system parts such as combustion chamber swirl guides. Jet engines may produce in excess of 100,000 pounds of thrust and may subject parts produced by the Company to temperatures reaching 1,350 degrees Fahrenheit. Components for such extreme conditions require precision manufacturing and expertise with high-purity titanium and nickel-based superalloys. Rotating parts such as fan, compressor and turbine discs must be manufactured to precise quality specifications.

     The Company manufactures forged and cast structural parts for fixed-wing aircraft and helicopters. These products include wing spars, engine mounts, struts, landing gear beams, landing gear, wing hinges, wing and tail flaps, housings, and bulkheads. These parts may be made of titanium, steel, aluminum and other alloys, as well as composite materials. The Company also produces dynamic rotor forgings for helicopters. Forging is particularly well-suited for airframe parts because of its ability to impart greater proportional strength to metal than other manufacturing processes. Investment casting can produce complex shapes to precise, repeatable dimensions.

     The Company has been a major supplier of the beams that support the main landing gear assemblies on the Boeing 747 for many years and has recently begun shipping main landing gear beams for the new Boeing 777 widebody. The Company forges landing gear and other airframe structural components for the Boeing 737, 747, 757, 767 and 777, the McDonnell Douglas MD-11 and the Airbus A330 and A340. The Company produces structural forgings for the F-15, F-16 and F-18 fighter aircraft and the Black Hawk helicopter produced by the Sikorsky Division of United Technologies ("Sikorsky"). The Company also produces large, one-piece bulkheads for Lockheed/Boeing for the F-22 next generation air superiority fighter aircraft.

POWER GENERATION

     The Company is a major supplier of extruded seamless heavy wall pipe for the critical piping systems in both fossil fuel and nuclear commercial power plants worldwide, as well as offshore petroleum exploration applications. The Company believes it is a leading supplier in the U.S. and the U.K. of large diameter, seamless heavy wall pipe. The Company produces components for steam turbine and gas turbine generators and forged valves for land-based power generation applications. The Company also manufactures shafts, cases, and compressor and turbine discs for marine gas turbines.

OTHER PRODUCTS

     The Company supplies products to builders of military missiles. Examples of these products include breech block and breech rings for large cannon and forged steel casings for bombs, rockets and expendable launch vehicles. The Company participates in a variety of U.S. Government programs including the Standard, Harm, Patriot and Aegis programs. For naval defense applications, the Company supplies components for propulsion systems for nuclear submarine and aircraft carriers as well as pump, valve, structural and non nuclear propulsion forgings.

     The Company also manufactures extruded missile, rocket and bomb cases and supplies extruded products for nuclear submarines and aircraft carriers including heavy wall piping for nuclear propulsion systems, torpedo tubes and catapult launch tubes.

     The Company's investment castings operations produce products for commercial applications such as: components for golf clubs, pistol frames, bicycles, food processing equipment, diesel turbo-chargers, land-based military equipment such as tanks, and various other applications.

     The Company also supplies extruded powders for other superalloy powder manufacturers. The Company is actively seeking to identify alternative applications for its capabilities, such as in the automotive and other commercial markets.

CUSTOMERS


     The Company has approximately 150 active customers that purchase forgings, approximately 550 active customers that purchase investment castings and approximately 20 active customers that purchase composite structures. The
Company's principal customers are similar across all of these production processes. Five customers accounted for 52% of the Company's revenues for the three months ended September 2, 1995, 50% of the Company's revenues for the year ended June 3, 1995, 51% for the year ended May 28, 1994, and 56% and 53% for the years ended December 31, 1993 and 1992, respectively. GE and United Technologies
(primarily Pratt & Whitney and Sikorsky) each accounted for more than 10% of revenues for the year ended June 3, 1995, the year ended May 28, 1994, and the years ended December 31, 1993 and 1992, respectively, as follows:

                     THREE MONTHS
                         ENDED                                                 YEAR ENDED
                  ------------------    -------------------------------------------------------------------------------------
                  SEPTEMBER 2, 1995        JUNE 3, 1995           MAY 28, 1994       DECEMBER 31, 1993     DECEMBER 31, 1992
                  ------------------    -------------------    ------------------    ------------------    ------------------
                              % OF                   % OF                  % OF                  % OF                  % OF
                              TOTAL                  TOTAL                 TOTAL                 TOTAL                 TOTAL
                  REVENUE    REVENUE    REVENUE     REVENUE    REVENUE    REVENUE    REVENUE    REVENUE    REVENUE    REVENUE
                  -------    -------    --------    -------    -------    -------    -------    -------    -------    -------
                                                           (000'S OMITTED, EXCEPT PERCENTAGES)
GE..............  $32,106     28%       $101,261     26%       $48,286       22%      $55,585      23%     $62,740       21%
United
 Technologies...   12,953     11          58,873     15         39,100       17        37,060      16       48,920       17



     Boeing, McDonnell Douglas and Rolls-Royce are also significant customers of the Company. Because of the relatively small number of customers for some of the Company's principal products, those customers exercise significant influence over the Company's prices and other terms of trade.


     The Company has organized its operations into product groups which focus on specific customers or groups of customers with similar needs. The Company has become actively involved with its aerospace customers through joint development relationships and cooperative research and development, engineering, quality control, just-in-time inventory control and computerized design programs. This involvement begins with the design of the tooling and processes to manufacture the customer's components to its precise specifications.


MARKETING AND SALES

     The Company markets its products principally through its own sales engineers and makes only limited use of manufacturers' representatives. Substantially all sales are made directly to original equipment manufacturers.

     The Company's sales are not subject to significant seasonal fluctuations.

     A substantial portion of the Company's revenues are derived from long-term, fixed price contracts with major engine and aircraft manufacturers. These contracts are typically "requirements" contracts under which the purchaser commits to purchase a given portion of its requirements of a particular component from the Company. Actual purchase quantities are typically not determined until shortly before the year in which products are to be delivered.

BACKLOG

     The Company's firm backlog includes the sales price of all undelivered units covered by customers' orders for which the Company has production authorization.

      The Company's firm backlog in the various markets served by the Company has been as follows:

                                    SEPTEMBER 2, 1995           JUNE 3, 1995              MAY 28, 1994
                                   -------------------       -------------------       -------------------
                                                 % OF                      % OF                      % OF
                                    BACKLOG      TOTAL        BACKLOG      TOTAL        BACKLOG      TOTAL
                                   ---------     -----       ---------     -----       ---------     -----
                                                     (000'S OMITTED, EXCEPT PERCENTAGES)
Aerospace.......................    $385,625      81%         $382,982      82%         $342,007      88%
Power generation................      59,234      13            57,248      12            33,700       9
Other...........................      28,549       6            28,531       6            13,700       3
                                    --------     ---          --------     ---          --------     ---
  Total.........................    $476,950     100%         $468,761     100%         $389,407     100%
                                    ========     ===          ========     ===          ========     ===

     At June 3, 1995 approximately $365.0 million of total firm backlog was scheduled to be shipped within one year and the remainder in subsequent years. (Sales during any period include sales which were not part of backlog at the end of the prior period.) Customer orders in firm backlog are subject to rescheduling or termination for customer convenience and due to market fluctuations in the commercial aerospace industry. However, in certain cases the Company is entitled to an adjustment in contract amounts.

MANUFACTURING PROCESSES

     The Company employs three manufacturing processes: forging, investment casting and composites production.

Forging

     Forging is the process by which desired shapes, metallurgical characteristics, and mechanical properties are imparted to metal by heating and shaping it through pressing or extrusion. The Company forges alloys of titanium, aluminum and steel as well as high temperature nickel-based superalloys.

     The Company manufactures most of its forgings at its facilities in Grafton and Worcester, Massachusetts; Houston, Texas and Livingston, Scotland. The Company also operates a superalloy powder metal facility in Brighton, Michigan and vacuum arc remelting facilities in Houston, Texas and Millbury, Massachusetts which produce steel, nickel and titanium ingots, and a plasma arc melting facility for the production of high quality titanium ingots and nickel powder in Millbury, Massachusetts. The Company has six large closed die hydraulic forging presses rated as follows: 18,000 tons, 35,000 tons and 50,000 tons in Grafton Massachusetts; 29,000 tons and 35,000 tons in Houston, Texas and 30,000 tons in Livingston, Scotland. The 35,000 ton vertical extrusion press in Houston can be modified to a 55,000 ton hydraulic forging press. The Company also operates an open die cogging press rated at 2,000 tons at its Grafton, Massachusetts location and a hydraulic isothermal forging press rated at 8,000 tons at its Worcester, Massachusetts location.

     The Company employs all major forging processes, including the following:

     Open-Die Forging. In this process, the metal is forged between dies that never completely surround the metal, thus allowing the metal to be observed during the process. Typically, open-die forging is used to create relatively simple, preliminary shapes to be further processed by closed-die forging.

     Closed-Die Forging. Closed-die forging involves pressing heated metal into the required shapes and size determined by machined impressions in specially prepared dies which exert three dimensional control on the metal. In hot-die forging, a type of closed-die process, the dies are heated to a temperature approaching the transformation temperature of the materials being forged so as to allow the metal to flow more easily within the die cavity which produces forgings with superior surface conditions, metallurgical structures, tighter tolerances, enhanced repeatability of the part shapes and greater metallurgical control. Both titanium and nickel-based superalloys are forged using this process, in which the dies are heated to a temperature of approximately 1,300 degrees Fahrenheit.

     Conventional/Multi-Ram. The closed-die, multiple-ram process featured on the Company's 30,000 ton press enables the Company to produce extremely complex forgings with multiple cavities in a single heating and pressing cycle. Dies may be split either on a vertical or a horizontal plane and shaped punches may be operated by side rams, piercing rams, or both. Multi-ram forging enables the Company to produce a wide variety of shapes, sizes, and configurations utilizing less input weight. The process also optimizes grain flow and uniformity of deformation, reduces machining requirements, and minimizes overall costs.

     Isothermal Forging. Isothermal forging is a closed-die process in which the dies are heated to the same temperature as the metal being forged, typically in excess of 1,900 degrees Fahrenheit. The forged material typically consists of nickel-based superalloy powders. Because of the extreme temperatures necessary for forming these alloys, the dies must be made of refractory metal (such as molybdenum) so that the die retains its strength and shape during the forging process. Because the dies may oxidize at these elevated temperatures, the forging process is carried on in a vacuum or inert gas atmosphere. The Company's isothermal press also allows it to produce near-net shape components (requiring less machining by the customer) made from titanium alloys, which can be an important competitive advantage in times of high titanium prices. The Company carries on this process in its 8,000-ton isothermal press.

     Extrusion. The Company's 35,000 ton vertical extrusion press is one of the largest and most advanced presses in the world. Extrusions are produced for applications in the oil and gas industry, including tension leg platforms, riser systems and production manifolds. The extrusion process is facilitated by manipulators capable of handling work pieces weighing up to 20 tons, rotary hearth furnaces and a 14,000 ton blocking press. It is capable of producing heavy wall seamless pipe with outside diameters up to 48 inches and wall thicknesses from 1/2 inch up to 7 inches or more. Solid extrusions can be manufactured from 6 to 32 inches in diameter. Typical lengths vary from 10 to 45 feet. Powder materials can also be compacted and extruded into forging billets utilizing this press. The 30,000 ton press has similar extrusion capabilities in addition to its multi-ram forging capabilities.

     Titanium and Superalloy Production. The Company utilizes vacuum arc remelting technology to produce titanium alloy suitable for structural and turbine aerospace applications. Titanium produced in this manner is utilized in both the Company's forging and castings operations.

     The Company's Brighton, Michigan powder metal facility has the capability to atomize, process, and consolidate (by hot isostatic pressing) superalloy metal powders for use in aerospace, medical implant, petrochemical, hostile environment oil and gas drilling and production, and other high technology applications. This facility has an annual production capacity of up to 500,000 pounds of superalloy powder. In addition, the Company has the capacity to consolidate powdered metals by extrusion using its 30,000 ton and 35,000 ton presses. Extruded billets are further processed and either sold to other forge shops or forged into critical jet engine components on the Company's 8,000 ton isothermal press.

     The Company's Plasma Arc Melting "PAM" facility in Millbury, Massachusetts is capable of producing high quality titanium ingot and nickel-based superalloy powder. The Company is currently pursuing certifications by certain customers for use of this technology in high performance jet engines.

     The Company's vacuum arc remelt ("VAR") shop in Houston, Texas has five computer-controlled VAR furnaces which process electrodes up to 42 inches in diameter that weigh up to 40,000 pounds. The Houston VAR furnaces are used to remelt purchased electrodes into high purity alloys for internal use in severe applications. In addition, the VAR furnaces are used for toll melting. These vacuum metallurgy techniques provide consistently high levels of purity, low gas content, and precise control over the solidification process. This minimizes segregation in complex alloys and results in improved mechanical properties, as well as hot and cold workability.

     The Company has entered into the Australian Joint Venture with Pratt & Whitney and certain Australian investors to produce nickel-based superalloy ingots in Perth, Australia. These ingots will be utilized as raw materials for the Company's forging and casting products.

     Support Operations. The Company manufactures its own forging dies out of high-strength steel and molybdenum. These dies can weigh in excess of 100 tons and can be up to 25 feet in length. In manufacturing its dies, the Company utilizes its customers' drawings and engineers the dies using CAD/CAM equipment and sophisticated metal flow computer models that simulate metal flow during the forging process. This activity improves die design and process control and permits the Company to enhance the metallurgical characteristics of the forging.

     The Company also has at its three major forging locations machine shops with computer aided profiling equipment, vertical turret lathes and other equipment that it employs to rough machine products to a shape allowing inspection of the products. The Company also operates rotary and car-bottom heat treating furnaces that enhance the performance characteristics of the forgings. These furnaces have sufficient capacity to handle all the Company's forged products. The Company subjects its products to extensive quality inspection and contract qualification procedures involving zyglo, chemical etching, ultrasonic, red dye, and electrical conductivity testing facilities.

     Testing. Because the Company's products are for high performance end uses, rigorous testing is necessary and is performed internally by Company engineers. Throughout the manufacturing process, numerous tests and inspections are performed to insure the final quality of each product; statistical process control ("SPC") techniques are also applied throughout the entire manufacturing process.

Investment Casting

     The Company's investment castings operations use modern, automated, high volume production equipment and both air-melt and vacuum-melt furnaces to produce a wide variety of complex investment castings. Castings are made of a range of metal alloys including aluminum, magnesium, steel, titanium and nickel-based superalloys.

     The Company's castings operations are conducted in facilities located in Connecticut, New Hampshire, Nevada and California. These plants house air and vacuum-melt furnaces, wax injection machines and investment dipping tanks. Because of the growth in demand for the Company's high quality titanium castings, the Company is in the process of restarting its Franklin, New Hampshire facility which it closed in 1993. The Company has ordered a new state-of-the-art titanium melting furnace for installation in the Franklin plant. Additionally, the Company has expanded its Groton, Connecticut facility for the production of high quality titanium castings.

     Investment castings are produced in four major stages. First, molten wax is injected into an aluminum mold, known as a "tool," in the shape of the ultimate component to be produced. These tools are produced to the specifications of the customer and are primarily purchased from outside die makers, although the Company maintains internal tool-making capabilities. In the second stage, the wax patterns are mechanically coated with a sand and silicate-bonded slurry in a process known as investment. This forms a ceramic shell which is subsequently air-dried under controlled environmental conditions. The wax inside this shell is then melted and removed in a high temperature steam autoclave and the molten wax is recycled. In the third, or foundry stage, metal is melted in an electric furnace in either an air or vacuum environment and poured into the ceramic shell. After cooling, the ceramic shells are removed by vibration. The metal parts are then cleaned in a high temperature caustic bath, followed by water rinsing. In the fourth, or finishing stage, the castings are finished to remove excess metal. The final product then undergoes a lengthy series of testing (radiography, fluorescent penetrant, magnetic particle and dimensional) to ensure quality and consistency.

Composites

     The Company's composites operation, Scaled Composites, Inc., plans, designs, fabricates and tests composite airframe structures for the aerospace market. Customers include Lawrence Livermore Laboratories and Orbital Sciences Corp.

FACILITIES


     The following table sets forth certain information with respect to the Company's major facilities at June 3, 1995, all of which are owned. The Company believes that its facilities are well-maintained, are suitable to support the Company's business and are adequate for the Company's present and anticipated needs. On average during the Company's fiscal year 1995, the Company's forging, investment castings and composites facilities were operating at approximately
60%, 70% and 90% of their total productive capacity, respectively.

                                                       APPROX.
                                                       SQUARE
                     LOCATION                          FOOTAGE            PRIMARY FUNCTION
                     --------                         ---------           ----------------

FOREIGNS:
Brighton, Michigan.................................     34,500            Superalloy Powder Production
Grafton, Massachusetts.............................     85,420            Administrative Offices
Grafton, Massachusetts.............................    843,200            Forging
Houston, Texas.....................................  1,283,800            Forging
Livingston, Scotland...............................    405,200            Forging
Livingston, Scotland...............................    112,000            Currently idle
Millbury, Massachusetts............................    104,125            Research and Development,
                                                                          Metals Production
Worcester, Massachusetts...........................     43,200            Currently idle
Worcester, Massachusetts...........................     22,300            Forging
Worcester, Massachusetts...........................    301,400            Closing 1995

CASTINGS:
Carson City, Nevada................................     46,000            Casting
Franklin, New Hampshire............................     43,200            Casting
Groton, Connecticut (2 plants).....................    162,550            Casting
San Leandro, California............................     45,000            Casting
Tilton, New Hampshire..............................     94,000            Casting

COMPOSITES:
Mojave, California.................................     67,000            Composites



RAW MATERIALS

     Raw materials used by the Company in its forgings and castings include alloys of titanium, nickel, steel, aluminum, magnesium and other high-temperature alloys. The composites operation uses high strength fibers such as fiberglass or graphite, as well as materials such as foam and epoxy, to fabricate composite structures. The major portion of metal requirements for forged and cast products are purchased from major metal suppliers producing forging and casting quality material as needed to fill customer orders. The Company has two or more sources of supply for all significant raw materials. The Company satisfies some of its nickel and titanium requirements internally by producing titanium alloy from titanium scrap and "sponge." The Company's powder metal facility and PAM units produce nickel-based superalloy powder and high quality titanium ingot. The Company has experienced delays in the delivery of its raw materials.

     The titanium and nickel-based superalloys utilized by the Company have a relatively high dollar value. Accordingly, the Company attempts to recover and recycle scrap materials such as machine turnings, forging flash, scrapped forgings, test pieces and casting sprues, risers and gates.

     In the event of customer cancellation, the Company may, under certain circumstances, obtain reimbursement from the customer if the material cannot be diverted to other uses. Costs of material already on hand, along with any conversion costs incurred, are generally billed to the customer unless transferable to another order. As demand for the Company's products grew during fiscal year 1995, and prices of raw materials rose, the Company experienced certain raw material shortages and production delays. Although this situation improved during the second half of fiscal year 1995, it had a negative impact on overall revenues. The Company's most significant raw materials consist of nickel and titanium alloys. Its principal suppliers of nickel alloys include Special Metals Corporation, Teledyne Allvac Corporation, and Carpenter Technologies Corporation. Its principal suppliers of titanium alloys are Titanium Metals Corporation of America, Oregon Metallurgical Corp., and Refractory Metals, Inc. Each of these suppliers has experienced increases in the market prices of the elements (e.g. nickel, titanium, cobalt), that they use in fabricating their products. The Company often has fixed-price contracts with its suppliers. Because the Company's suppliers generally have alternative markets for their products where they may have greater ability to increase their prices, production has in some cases been diverted to alternative markets. As a result the Company's lead time for deliveries from its suppliers has expanded from 20 weeks to 40 weeks in the case of titanium alloys and from 22 weeks to 44 weeks in the case of nickel-based alloys. The Company has sought price increases and other financial considerations from its customers which would permit it to increase the price it pays to suppliers; and is considering producing a greater amount of its requirements in its own facilities, including the Australian Joint Venture; and has sought alternative sources of supply such as from the Republics formerly comprising the Soviet Union. In addition, the Company, its customers and suppliers have undertaken active programs for supply chain management which should reduce the overall lead times.


ENERGY USAGE

     The Company is a large consumer of energy. Energy is required primarily for heating metals to be forged and melting metals to be cast, melting of ingots, heat-treating materials after forging and casting, operating forging presses, melting furnaces, die-sinking, mechanical manipulation and pollution control equipment and space heating. The Company uses natural gas, oil and electricity in varying amounts at its manufacturing facilities. Supplies of natural gas, oil and electricity have been sufficient and there is no anticipated shortage for the future.

EMPLOYEES

     As of June 3, 1995, the Company had approximately 3,100 employees of whom 850 were executive, administrative, engineering, research, sales and clerical and 2,250 were production and craft. Approximately 61% of the production and craft employees, consisting of employees in the forging business, are represented by unions. The Company has entered into collective bargaining agreements with these union employees as follows:

                                          NUMBER OF
                                          EMPLOYEES
                                          COVERED BY
                                          BARGAINING        INITIATION           EXPIRATION
               LOCATION                   AGREEMENTS           DATE                 DATE
               --------                   ----------     ----------------     -----------------
Grafton and Worcester, Massachusetts...        562         March 27, 1995        March 30, 1997
Houston, Texas.........................        505         August 7, 1995        August 9, 1998
                                                32         August 7, 1995        Sept. 27, 1998
Livingston, Scotland...................        200       December 1, 1993     November 30, 1995
                                                55       February 1, 1994      January 31, 1996
                                             -----
Total..................................      1,354
                                             =====

     The Company believes it has good relations with its employees although it experienced a one week strike in August 1995 in connection with the negotiation of its current collective bargaining agreement with the union representing most of its factory workforce in Houston, Texas. The strike involved approximately 505 union personnel. Because of the short nature of the strike and the fact that the Company was able to continue to operate the plant with non-union personnel, the strike did not have a significant impact on the Company's operations.


RESEARCH AND PATENTS

     The Company maintains research and development departments at both Millbury, Massachusetts and Houston, Texas which are engaged in applied research and development work primarily relating to the Company's forging operations. The Company works closely with customers, universities and government technical agencies in developing advanced forging and casting materials and processes. The Company's composites operation conducts research and development related to aerospace composite structures at the Mojave, California facility. The Company spent approximately $2.2 million, $0.7 million, $2.8 million, and $3.0 million on applied research and development work during fiscal year 1995, the five months ended May 28, 1994, and fiscal years 1993 and 1992, respectively. Although the Company owns patents covering certain of its processes, the Company does not consider that these patents are of material importance to the Company's business as a whole. Most of the Company's products are manufactured to customer specifications and, consequently, the Company has few proprietary products.


COMPETITION

     Most of the Company's production capabilities are possessed in varying degrees by other companies in the industry, including both domestic and foreign manufacturers. Competition is intense among the companies currently involved in the industry. Competitive advantages are afforded to those with high quality products, low cost manufacturing, excellent customer service and delivery and engineering and production expertise. The Company considers that it is in a leading position in these areas.


ENVIRONMENTAL REGULATIONS

     The Company is subject to extensive, stringent and changing federal, state and local environmental laws and regulations, including those regulating the use, handling, storage, discharge and disposal of hazardous substances and the remediation of alleged environmental contamination. Accordingly, the Company is involved from time to time in administrative and judicial inquiries and proceedings regarding environmental matters. Nevertheless, the Company believes that compliance with these laws and regulations will not have a material adverse effect on the Company's operations as a whole. The Company continues to design and implement a system of programs and facilities for the management of its raw materials, production processes and industrial waste to promote compliance with environmental requirements. In the fourth quarter of 1991, the Company recorded a pre-tax charge of $7.0 million with respect to environmental investigation and remediation costs at the Grafton facility and a pre-tax charge of $5.0 million against potential environmental remediation costs upon the eventual sale of the Worcester facility. During the five-month fiscal period ended May 28, 1994 the Company provided an additional $2.0 million for potential environmental investigation and remediation costs and established a $3.5 million purchase accounting reserve related to environmental issues at Cameron.

     Pursuant to an agreement entered into with the U.S. Air Force upon the acquisition of the Grafton facility from the federal government in 1982, the Company agreed to make expenditures totaling $20.8 million for environmental management and remediation at the site during the period 1982 through 1999, of which $6.1 million remained as of June 3, 1995. These expenditures will not resolve the Company's obligations to federal and state regulatory authorities, who are not parties to the agreement, however, and the Company expects to incur an additional amount, currently estimated at $3.5 million, to comply with current federal and state environmental requirements governing the investigation and remediation of contamination at the site. In connection with these requirements, the Company is evaluating and planning for closure of 46 solid waste management units on the site. In addition, the Company is subject to an administrative consent order issued by the Environmental Protection Agency in 1991 that requires the Company to close several wastewater and water treatment facilities and construct a Runoff Management Facility to treat process water and stormwater, which was completed in January 1995 at a cost of $5.5 million.


     The Company's Grafton facility is included in the U.S. Nuclear Regulatory Commission's ("NRC") May 1992 Site Decommissioning Management Plan for low-level radioactive waste. In a draft 1992 long-range dose assessment the NRC determined that the site should be remediated. As a result the Company has challenged the draft assessment, believing it to be flawed. The Company has provided $1.5 million for the estimated cost of remediation and disposal if the NRC requires it to take these actions. However, the Company may be required to dispose of the wastes at a more expensive disposal facility, which could increase the remediation and disposal costs beyond the provision that the Company has established. The Company believes that it may have meritorious claims for contribution from the U.S. Air Force in respect of any liabilities it may have for such remediation.


     The Company, together with numerous other parties, has been named a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") for the cleanup of the following four Superfund sites: Operating Industries, Monterey Park, California; Cedartown Municipal Landfill, Cedartown, Georgia; PSC Resources, Palmer, Massachusetts; and the Gemme site, Leicester, Massachusetts. The Company believes that any liability it may incur with respect to these sites will not be material.

     At the Gemme site, a proposed agreement would allocate 33% of the cleanup costs to the Company. In September 1995, a consulting firm retained by the PRP group made a preliminary remediation cost estimate of $1.4 million to $2.8 million. The Company's insurance company is defending the Company's interests, and the Company believes that any recovery against the Company would be offset by recovery of insurance proceeds.

     The Company expects to incur between $6 and $7 million in cleanup expenses upon the planned sale of its Worcester, Massachusetts facility to remedy certain contamination discovered on-site.

PRODUCT LIABILITY EXPOSURE

     The Company produces many critical engine and structural parts for commercial and military aircraft. As a result, the Company faces an inherent business risk of exposure to product liability claims. The Company maintains insurance against product liability claims, but there can be no assurance that such coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for liabilities actually incurred. The Company has not experienced any material loss from product liability claims and believes that its insurance coverage is adequate to protect it against any claims to which it may be subject.

LEGAL PROCEEDINGS

     At June 3, 1995, the Company was involved in certain legal proceedings arising in the normal course of its business. The Company believes the outcome of these matters will not have a material adverse effect on the Company.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:

                NAME                    AGE                        POSITION
                ----                    ---                        --------
John M. Nelson.......................   64    Chairman of the Board
David P. Gruber......................   53    President, Chief Executive Officer and Director
Andrew C. Genor......................   53    Vice President, Chief Financial Officer and Treasurer
Sanjay N. Shah.......................   45    Vice President, Corporate Strategy Planning and
                                                Business Development
J. Douglas Whelan....................   56    President, Forging Division
Wallace F. Whitney, Jr. .............   52    Vice President, General Counsel and Clerk
Frank J. Zugel.......................   50    President, Investment Castings Division
E. Paul Casey........................   65    Director
Dewain K. Cross......................   58    Director
Warner S. Fletcher...................   50    Director
Robert G. Foster.....................   57    Director
Russell E. Fuller....................   69    Director
M Howard Jacobson....................   62    Director
Judith S. King.......................   61    Director
George S. Mumford, Jr. ..............   67    Director
H. John Riley, Jr. ..................   55    Director
Jon C. Strauss.......................   55    Director
Charles A. Zraket....................   71    Director


     JOHN M. NELSON was elected Chairman of the Company in May 1994 having previously served as the Company's Chairman of the Board and Chief Executive Officer since May 1991. Prior to that time he served for many years in a series of executive positions with Norton Company, a manufacturer of abrasives and ceramics based in Worcester, Massachusetts, and was Norton's Chairman and Chief Executive Officer from 1988 to 1990 and its President and Chief Operating Officer from 1986 to 1988. Mr. Nelson is also Chairman of the Board of Directors of the TJX Companies, Inc., a Director of Brown & Sharpe Manufacturing Company, Cambridge Biotechnology, Inc., Commerce Holdings, Inc. and Stocker & Yale, Inc. He is also Chairman of the Board of Trustees of Worcester Polytechnic Institute and Vice President of the Worcester Art Museum.

     DAVID P. GRUBER was elected President and Chief Executive Officer of the Company in May 1994 having previously served as President and Chief Operating Officer since he joined the Company in October 1991. Prior to joining the Company, Mr. Gruber served as Vice President, Advanced Ceramics, of Compagnie de Saint Gobain (which acquired Norton Company in 1990), a position he held with Norton Company since 1987. Mr. Gruber previously held various executive and technical positions with Norton Company since 1978. He is a Trustee of the Manufacturers' Alliance for Productivity and Innovation, and is a member of the Mechanical Engineering Advisory Committee of Worcester Polytechnic Institute.

     ANDREW C. GENOR joined the Company as Vice President, Chief Financial Officer and Treasurer in January 1995. Prior to joining the Company, Mr. Genor was Chief Financial and Operating Officer of HNSX Supercomputers, Inc., a company he co-founded in 1987 to provide support to supercomputer users and vendors. Prior to that time, he spent 20 years at Honeywell, Inc., including service as Vice President and Corporate Treasurer and Vice President, Finance, Administration and Business Development for Honeywell Europe.

     SANJAY N. SHAH was elected Vice President, Corporate Strategy Planning and Business Development in May 1994 having previously served as Vice President and Assistant General Manager of the Company's Aerospace Forgings Division. He has held a number of executive, research, engineering and manufacturing positions at the Company since joining the Company in 1975.

     J. DOUGLAS WHELAN joined the Company in March 1994 and was elected President, Forgings in May 1994. Prior to joining the Company he had served for a short time as the President of Ladish Co., Inc., a forging company in Cudahy, Wisconsin, and prior thereto had been Vice President, Operations of Cameron with which company and its predecessors he had been employed since 1965 in various executive capacities. Mr. Whelan is a Director of SIFCO Industries, Inc.


     WALLACE F. WHITNEY, JR. joined the Company in 1991. Prior to that time, he had been Vice President, General Counsel and Secretary of Norton Company since 1988, where he had been employed in various legal capacities since 1973.

     FRANK J. ZUGEL joined the Company in June 1993 when he was elected Vice President -- General Manager, Investment Castings. Prior to that time he had served as President of Stainless Steel Products, Inc., a metal fabricator for aerospace applications, since 1992 and before then as Vice President of Pacific Scientific Company, a supplier of components to the aerospace industry, since 1988.

     E. PAUL CASEY, Chairman and General Partner, Metapoint Partners, Peabody, Massachusetts (an investment partnership which he established in 1988) has been a Director of the Company since 1993. He served as Vice Chairman of Textron, Inc. from 1986 to 1987 and as Chief Executive Officer and President of Ex-Cell-O Corporation during 1978 to 1986. Mr. Casey is a Director of Comerica, Inc. and Hood Enterprises, Inc., a Trustee of Henry Ford Health Care System, and President of the Hobe Sound, Florida Community Chest.

     DEWAIN K. CROSS, Retired Senior Vice President, Finance of Cooper, has been a Director of the Company since 1994. He is a former member of the Financial Council II of the Manufacturers' Alliance for Productivity and Innovation and is a member of the American Institute of Certified Public Accountants.

     WARNER S. FLETCHER, Attorney and Director of the law firm of Fletcher, Tilton & Whipple, P.C., Worcester, Massachusetts has been a Director of the Company since 1987. Mr. Fletcher is an Advisory Director of Bank of Boston, Worcester. He is also Chairman of The Stoddard Charitable Trust, a Trustee of The Fletcher Foundation, the George I. Alden Trust, Worcester Polytechnic Institute, Worcester Foundation for Experimental Biology, Bancroft School and the Worcester Art Museum.


     ROBERT G. FOSTER, President, Chief Executive Officer and Chairman of the Board of Commonwealth BioVentures, Inc., (a venture capital company engaged in biotechnology) has been a Director of the Company since 1989. Mr. Foster was President and Chairman of Ventrex Laboratories, Inc. from 1976 to 1987 when he assumed his present position. He is also a Director of United Timber Corp., Carr Separations, Phytera, Neptune Pharmaceuticals, ActiMed Laboratories, Inc., Brunswick Biomedical Corp. and Watson Technologies. He is also a member of the Science & Technology Board for the State of Maine.


     RUSSELL E. FULLER, Chairman of REFCO, Inc., (a supplier of specialty industrial products), has been a Director of the Company since 1988. Mr. Fuller is Chairman and Treasurer of The George F. and Sybil H. Fuller Foundation and a Trustee of The Medical Center of Central Massachusetts. He is also Trustee of the Massachusetts Biotechnology Research Institute and the Worcester County Horticultural Society.

     M HOWARD JACOBSON, Senior Advisor, Bankers Trust, New York, has been a Director of the Company since 1993. Mr. Jacobson was for many years Chief Executive Officer, President and Treasurer and a Director of Idle Wild Foods, Inc. until that company was sold in 1986. From 1989 to 1991 he was a Senior Advisor to Prudential Bache Capital Funding. Mr. Jacobson is a Director of Allmerica Property & Casualty Cos., Inc., ImmuLogic Pharmaceutical Corporation, Stoneyfield Farm, Inc. and Boston Chicken, Inc. He is Vice Chairman of the Board of Trustees of the Medical Center of Central Massachusetts, Chairman of the Overseers of WGBH/National Public Broadcasting, a Trustee of the Worcester Foundation for Experimental Biology, a Trustee of the Worcester Polytechnic Institute, and a member of the Harvard University Overseers' Committee on University Resources.

     JUDITH S. KING, Trustee and Treasurer of The Stoddard Charitable Trust, has been a Director of the Company since 1990.

     GEORGE S. MUMFORD, JR., Professor, Department of Physics and Astronomy, Tufts University, has been a Director of the Company since 1968. Mr. Mumford formerly served as Dean of the Graduate School of Arts and Sciences at Tufts University. He is a former member of the Board of Directors of the Council of Graduate Schools in the United States and Past President of the Northeast Association of Graduate Schools. He is a Director of the Charles River Watershed Association.

     H. JOHN RILEY, JR., President and Chief Executive Officer of Cooper, has been a Director of the Company since 1994. Mr. Riley was elected Chief Executive Officer of Cooper effective September 1, 1995, having previously served as President and Chief Operating Officer since 1992 and as Executive Vice President, Operations of Cooper since 1982. Prior to that time he held various executive positions at Crouse-Hinds Company, which was acquired by Cooper in 1982. He is also Director and Chairman of Junior Achievement of Southeast Texas, a Director of Central Houston, Inc., a Director of Houston Symphony, a member of the Corporate Advisory Council of Syracuse University School of Management, and a Trustee of the Manufacturers' Alliance for Productivity and Innovation.

     JON C. STRAUSS, Vice President and Chief Financial Officer of Howard Hughes Medical Institute, Chevy Chase, Maryland (a medical research institute and the largest private philanthropic organization in the United States) has been a Director of the Company since 1989. Prior to assuming his current position in 1994, Dr. Strauss served as President of Worcester Polytechnic Institute, Worcester, Massachusetts since 1985 and, before then, as Chief Administrative Officer at the University of Southern California. He is a Director of Computervision Corporation.


     CHARLES A. ZRAKET, Trustee and Former President and Chief Executive Officer of MITRE Corporation, (a not-for-profit corporation engaged in systems engineering and research primarily for the United States government), has been a Director of the Company since 1990. Mr. Zraket is a Trustee of Northeastern University, Beth Israel Hospital and the Hudson Institute.


                  RELATIONSHIP BETWEEN THE COMPANY AND COOPER

STOCK PURCHASE AGREEMENT


     Pursuant to a Stock Purchase Agreement dated as of January 10, 1994 (the "Stock Purchase Agreement"), between the Company and Cooper, the Company acquired from Cooper on May 26, 1994 (the "Closing Date"), all of the outstanding shares of common stock of Cameron Forged Products Company ("Cameron") in consideration for 16.5 million shares of the Company's Common Stock and $5.0 million (the "Cash Purchase Price"). The market price of the Common Stock on the Closing Date was $6.25 per share.


     The Cash Purchase Price consisted of (1) $400,000 in cash paid by the Company to Cooper on the Closing Date and (2) a promissory note in the principal amount of $4.6 million (the "Note") executed and delivered to Cooper by the Company on the Closing Date. The principal amount of the Note is payable in annual installments, beginning on June 30, 1997 and on each June 30 thereafter until paid in full, in an amount equal to the lesser of (a) $2.3 million, (b) 25 percent of the Company's Free Cash Flow (as defined in the Note) for the 12-month period ending on the April 30 immediately preceding such June 30 and
(c) the unpaid principal balance of the Note. The Note will not bear interest until May 1, 1998, from which date it will bear interest at a floating rate equal to the 90-day commercial paper rate for high grade unsecured notes sold through dealers by major corporations, as published by The Wall Street Journal on that portion of the principal amount of the Note equal to the sum of all amounts of unpaid principal that would have been payable but for mandatory debt payments by the Company. The Company may from time to time prepay all or any portion of the outstanding balance of the Note without penalty or premium. Cooper may declare the Note to be immediately due and payable in the event that
(i) the Company does not pay any portion of the principal or interest on the Note within 10 days after such payment becomes due or (ii) a Trigger Event (as defined below in the discussion of the Investment Agreement) occurs.

     In the Stock Purchase Agreement the parties agreed to a cash adjustment in the Cash Purchase Price based on certain changes in the balance sheet of Cameron between September 26, 1993, and the

Closing Date. Since there was an increase in the Net Asset Value of Cameron (as defined in the Stock Purchase Agreement) during that period, the Company paid Cooper $3.6 million in full satisfaction of this adjustment on September 19, 1994.

     Pursuant to the Stock Purchase Agreement, (i) Cooper agreed to indemnify the Company and its subsidiaries against all taxes of Cameron and its subsidiaries for any taxable year or taxable period ending on or before the Closing Date. The Stock Purchase Agreement further provides that any taxes for a taxable period beginning before the Closing Date and ending after the Closing Date with respect to Cameron or any of its subsidiaries will be apportioned between the Company and Cooper based on the actual operations of Cameron or the subsidiary, as the case may be, during the portion of such period ending on the Closing Date and the portion of such period following the Closing Date.

     Pursuant to the Stock Purchase Agreement, Cooper agreed to retain and indemnify the Company and its affiliates against (i) certain liabilities under ERISA with respect to employee benefit plans or arrangements, other than employee benefit plans or arrangements maintained for the benefit of employees and former employees of the Business (as defined below), and (ii) pension benefits under designated plans for periods prior to the Closing Date.

     Pursuant to the Stock Purchase Agreement, Cameron assumed Cooper's Cameron Obligations (as defined below), effective on the Closing Date. For purposes of the Stock Purchase Agreement, "Cooper's Cameron Obligations" means any obligation, commitment, liability or responsibility of Cooper, its affiliates or their predecessors (whether or not also an obligation, commitment, liability, or responsibility of or claim against, in whole or in part, Cameron or its subsidiaries C.F.P., Ltd. (the "U.K. Sub") or Cameron Pipeline Inc. (the "Pipeline Sub")), arising, undertaken or created before the Closing Date in connection with, on behalf of or for the benefit of any of certain entities, to the extent that such entities conducted all or part of the Business (as defined below) (the "Cameron Entities"), or arising from the conduct of the Business, including without limitation (i) any consulting, employment or severance agreements, guarantees, letters of credit, performance bonds, or indemnities, or obligations or indemnities to officers or directors of any Cameron Entity, (ii) any agreements with any transferors to Cooper, its affiliates, or their predecessors, of any assets of any Cameron Entity or of the Business, (iii) any labor or collective bargaining agreements relating to any Cameron Entity, (iv) any governmental contracts relating to any Cameron Entity, (v) any sales or purchase agreements relating to any Cameron Entity, (vi) any leases of real or personal property relating to any Cameron Entity, and (vii) any other agreements or commitments relating to any Cameron Entity under which Cooper, its affiliates or predecessors will have any liability after the Closing Date, except that Cooper's Cameron Obligations exclude the matters that Cooper is required to indemnify as described herein. "Business" means research, development, engineering, melting, refining, remelting, forging, extrusion, machining, manufacturing, distribution, sales, marketing, service or repair operations associated with the Products. "Products" means closed die forgings (including rotating parts for aircraft engines or industrial turbines, aircraft landing gear, structural airframe parts, ordnance and related parts, military and power plant nuclear forgings, valves, heavy wall pipe and fittings, power generation forgings and oil field equipment forgings), extrusions (including for aircraft engines, pipe, oil field equipment, bar stock and ordnance), super alloy powder products, thermal rail products for steel support member in push slab furnaces and custom-shaped insulators, other forged products, skid rail reheat systems, and high velocity burners.

     In the Stock Purchase Agreement, the Company and Cooper made customary representations and warranties to each other. Each of the Company and Cooper represented to the other that to its knowledge, its representations and warranties were, subject in certain cases to materiality and supplemental disclosure schedules, true and correct as of the Closing Date (except for those representations and warranties that expressly relate only to some other time) (the "Accuracy Representations"). The parties' representations and warranties expired at the Closing except that the Accuracy Representations remain in full force and effect until November 28, 1995. Any claim for indemnification with respect to the Accuracy Representations not asserted by notice by that date may not be pursued and will be irrevocably waived and released.

     Subject to certain terms and conditions set forth in the Stock Purchase Agreement, (i) Cooper agreed to indemnify the Company, its affiliates, and their directors, officers or employees (collectively, the "Company's Group") against all Losses (as defined in the Stock Purchase Agreement) resulting from (a) any inaccuracy in the Accuracy Representations given by Cooper or (b) any breach of Cooper's covenants in the Stock Purchase Agreement and (ii) the Company agreed to indemnify Cooper, its affiliates, and their directors, officers or employees (collectively, the "Cooper Group") against all Losses resulting from (a) any inaccuracy in the Accuracy Representations given by the Company, (b) any breach of the Company's covenants in the Stock Purchase Agreement and (c) Cooper's Cameron Obligations.

     In addition, the Company agreed in the Stock Purchase Agreement to indemnify the Cooper Group against all Losses resulting from any liabilities or obligations of or relating to, or claims against, any Cameron Entity or the Business (other than the Losses that Cooper is required to indemnify) on, before or after the Closing Date, including without limitation (i) all Losses resulting from any Product Liability Claims (as defined in the Stock Purchase Agreement) arising out of or resulting from Products sold or furnished by Cooper, any of its affiliates or any Cameron Entity (including without limitation any product liability assumed in connection with the acquisition of any business or product line) on, before or after the Closing Date; (ii) all Losses resulting from (A) any noncompliance of the operations, properties or business activities of any Cameron Entity or the Business with any environmental law on, before or after the Closing Date or (B) any liabilities or obligations of or relating to, or claims against, any Cameron Entity or the Business based upon any environmental law, or arising from the disposal of any regulated materials, on, before, or after the Closing Date; and (iii) all Losses resulting from (A)any workers' compensation claim filed against any Cameron Entity on, before or after the Closing Date, and (B) any employment or severance agreements entered into by Cooper or Cameron relating to employees of Cameron on, before or after the Closing Date, other than severance payments under a specified employment agreement.

     Cooper agreed in the Stock Purchase Agreement, other than losses that the Company is required to indemnify, (i) to indemnify the Company's Group against all Losses resulting from any liabilities or obligations of or relating to, or claims against, Cooper or Cooper's subsidiaries to the extent that such liabilities, obligations or claims (x) do not relate to the Business and (y) arise from the activity of (a) any Cameron Entity (other than the Company or the Pipeline Sub) before the Closing Date, or (b) Cooper or any of Cooper's subsidiaries other than the Cameron Entities, (ii) except to the extent the actions of the Company, Cameron or their affiliates may cause or increase any such Losses after the Closing Date, to indemnify the Company's Group against all Losses resulting from any regulated materials disposed of on, or discharged into the environment at, a specified manufacturing facility of Cooper or at a specified Superfund location on or before the Closing Date; and (iii) to indemnify the Company's Group against all Losses resulting from severance payments under a specified employment agreement.

     Notwithstanding any contrary provision of the Stock Purchase Agreement, no claim by either party against the other for indemnification will be valid unless the aggregate amount of Losses associated with such claim exceeds $100,000. Further, any claims by the indemnified party will be determined net of any tax benefit actually recognized and utilized to offset or reduce the tax liability of the indemnified party or the other members of its group.

     Cooper agreed in the Stock Purchase Agreement that, until the later to occur of (i) Cooper's ceasing to own at least 10 percent of the outstanding shares of the Company's Common Stock and (ii) May 26, 1997, Cooper will not, and Cooper will not permit any of its subsidiaries (regardless of whether such person is a subsidiary of Cooper on the date hereof) to, engage in the manufacturing or marketing of the Products currently manufactured or marketed by Cameron or the U.K. Sub in competition with the Company or any subsidiary of the Company (a "Competing Business"), except that (i) Cooper or any affiliate of Cooper (other than Cameron and the Cameron Subsidiaries) may continue any existing nonaerospace forging operations and may make any reasonable maintenance, improvements and refinements thereto and (ii) Cooper or any affiliate of Cooper may acquire any business that includes ancillary forging operations in support of its main business. In addition, this noncompetition provision will not prevent Cooper or its affiliates from acquiring shares in or the business or assets of any company, business or entity (the "Target") having a Competing Business (i) if no more than $10.0 million of the Target's sales revenue (as recorded in the then-latest available audited accounts) arises from the Competing Business or (ii) if the sales revenue of the Competing Business is greater than $10.0 million of the Target's sales revenue, if Cooper uses its reasonable commercial efforts to dispose of the Competing Business within a two-year period from the date of acquisition of the Target. If Cooper cannot dispose of the Competing Business on terms reasonably acceptable to it during such two-year period, Cooper will be free to retain and operate the Competing Business without any restriction of the Stock Purchase Agreement.

INVESTMENT AGREEMENT

     In connection with the Stock Purchase Agreement the Company and Cooper entered into an Investment Agreement dated as of January 10, 1994, which governs Cooper's ownership of the 16.5 million shares of the Company Common Stock that were issued to Cooper under the Stock Purchase Agreement. The Investment Agreement is unaffected by the DECS offering.

     In the Investment Agreement, Cooper agreed that, so long as the Investment Agreement remains in effect, Cooper will not sell or otherwise dispose of or encumber any Company Voting Securities (as hereinafter defined), except: (a) to any wholly-owned subsidiary of Cooper which agrees to be bound by the Investment Agreement; (b) pursuant to a bona fide underwritten offering or other distribution of such Company Voting Securities registered under the Securities Act; (c) pursuant to a bona fide underwritten offering or other distribution of securities of Cooper convertible into or exercisable or exchangeable for Company Voting Securities registered under the Securities Act; (d) pursuant to Rule 144 of the General Rules and Regulations under the Securities Act, or any successor rule of similar effect ("Rule 144"); or (e) pursuant to a tender offer or exchange offer if the board of directors of the Company has (i) recommended that the shareholders of the Company accept such offer and such recommendation has not been withdrawn or (ii) expressed no opinion and remains neutral toward such offer; (f) pursuant to a merger or consolidation in which the Company is acquired, or a sale of all or substantially all of the Company's assets to another corporation or any other transaction approved by the board of directors of the Company. For purposes of the Investment Agreement "Company Voting Securities" means (i) shares of Common Stock, (ii) any other Company securities entitled to vote generally for the election of directors of the Company, or
(iii) any securities of the Company convertible into or exchangeable for or exercisable for the Company Common Stock or any Company securities entitled to vote generally for the election of directors of the Company.

     In any registered offering or Rule 144 transaction, the seller of Company Voting Securities or securities of Cooper convertible into or exercisable or exchangeable for Company Voting Securities will be required under the Investment Agreement to use its reasonable best efforts to effect the sale or transfer of such securities in a manner which will effect the broadest possible distribution. Such seller of Company Voting Securities will also be required to use its reasonable best efforts to avoid making any sales or transfers of such Company Voting Securities to any one person or group within the meaning of the Exchange Act who or which after such transfer will own Company Voting Securities representing more than 4 percent of the voting power for the election of directors represented by all of the then-outstanding Company Voting Securities (whether directly or indirectly).

     In the Investment Agreement, Cooper agreed to cause all Company Voting Securities beneficially owned by it or any wholly-owned subsidiary to which it has transferred any Company Voting Securities, and agrees to use reasonable efforts to cause all Company Voting Securities known by the Cooper to be beneficially owned by "affiliates" (as defined in Rule 12b-2 promulgated under the Exchange Act) of Cooper over which Cooper has control, to be present at all shareholder meetings of the Company at which the vote of common shareholders is sought so that they may be counted for the purpose of determining the presence of a quorum at such meetings.

     Cooper also agreed in the Investment Agreement to vote or cause to be voted all Company Voting Securities beneficially owned by it or any wholly-owned subsidiary to which it has transferred any Company Voting Securities, and agrees to use reasonable efforts to cause to be voted all Company Voting Securities known by Cooper to be beneficially owned by its affiliates over which it has control, on all matters (including the election of directors) either in the manner recommended to shareholders by the board of directors of the Company, or, at Cooper's election, in the same proportion as the vote of the other shareholders of the Company. Notwithstanding the foregoing, Cooper, such wholly-owned subsidiaries of Cooper and such affiliates of Cooper over which it has control will not be obligated so to vote if the matter being voted on by the shareholders of the Company would, if approved, result in a breach of the Investment Agreement.

     Pursuant to the Investment Agreement, so long as the Investment Agreement remains in effect, Cooper and its controlled affiliates will not, directly or indirectly, acting alone or in concert with others, unless specifically requested or approved in advance by the board of directors of the Company:

     (1) in any manner acquire or agree, attempt, seek or propose to acquire (or make any request for permission with respect thereto), by purchase, merger, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other "group" (within the meaning of Section 13(d)(3) of the Exchange Act), or otherwise, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange
Act) of any of the assets or businesses of the Company or any securities issued by the Company (the "Company Securities"), or any rights or options to acquire such ownership (including from a third party), except (i) as expressly permitted by the Investment Agreement or the Stock Purchase Agreement, or (ii) pursuant to customary business transactions in the ordinary course of the Company's and Cooper's business or (iii) in the case of Company Securities, in connection with
(A) a stock split or reverse stock split or other reclassification affecting outstanding Company Securities, or (B) a stock dividend or other pro rata distribution by the Company to holders of outstanding Company Securities;

     (2) make, or cause to be made any proposal for the acquisition of the Company or any assets or business of the Company or Company Securities or for any other extraordinary transaction involving the Company, including, without limitation, any merger, or other business combination, restructuring, recapitalization, liquidation or similar transaction, except (i) as expressly permitted by the Investment Agreement or the Stock Purchase Agreement or (ii) proposals pursuant to customary business transactions in the ordinary course of the Company's and Cooper's business;

     (3) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Company Securities;

     (4) make, or in any way cause or participate in, any "solicitation" of "proxies" to vote (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the Company, or communicate with, seek to advise, encourage or influence any person or entity, in any manner, with respect to the voting of, any Company Securities, or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange
Act) with respect to the Company, or execute any written consent with respect to the Company;

     (5) initiate, propose or otherwise solicit shareholders for the approval of one or more shareholder proposals with respect to the Company or induce or attempt to induce any other person to initiate any shareholder proposal, or (except as expressly permitted by the Investment Agreement) seek election to or seek to place a representative on the board of directors of the Company or seek the removal of any member of the board of directors of the Company;

     (6) in any manner, agree, attempt, seek or propose (or make any request for permission with respect thereto) to deposit any Company Securities, directly or indirectly, in any voting trust or similar arrangement or to subject any Company Voting Securities to any other voting or proxy agreement, arrangement or understanding;

     (7) disclose any intention, plan or arrangement, or make any public announcement (or request permission to make any such announcement), or induce any third party to take any action, inconsistent with the foregoing;

     (8) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or

     (9) advise, assist or encourage or finance (or assist or arrange financing to or for) any other person in connection with any of the foregoing.

     Pursuant to the Investment Agreement, the Company agreed that it will use its best efforts to cause two persons designated by Cooper and reasonably acceptable to the Company to be elected to the board of directors of the Company and to serve as directors of the Company until their successors are duly elected and qualified. Cooper has designated H. John Riley, Jr., its President and Chief Executive Officer, and Dewain K. Cross, its retired Senior Vice President, Finance, as its current representatives on the Company's board. In the event that any such designee will cease to serve as a director for any reason, the Company agreed in the Investment Agreement that it will use its best efforts to cause such vacancy resulting thereby to be filled by a designee of Cooper reasonably acceptable to the Company. The Investment Agreement provides that the Company will vote all shares for which the Company's management or board of directors holds proxies or is otherwise entitled to vote in favor of the election of the designees of Cooper except as may otherwise be provided by shareholders submitting such proxies.

     The Investment Agreement provides that the Company will not amend (i)
Article 6(e)(2) (the "Fair Price Provision") of its Articles (except pursuant to the Fair Price Amendment as defined below) in any manner that adversely affects Cooper or any other person to whom any of the Common Stock acquired by Cooper under the Stock Purchase Agreement has been transferred in accordance with the terms of the Investment Agreement or (ii) the provision of its By-Laws pursuant to which it has opted out of Chapter 110D of the MGL. Under the Fair Price Provision, a Business Combination (as defined in the Company's Articles) between the Company or a subsidiary of the Company and an Interested Stockholder (as defined in the Company's Articles) requires the approval of at least 85 percent of the outstanding voting stock of the Company, unless either (i) the Business Combination has been approved by at least two-thirds of the Company's Continuing Directors (as defined in the Company's Articles) or (ii) certain minimum price requirements are satisfied. The Fair Price Amendment exempts Cooper and its affiliates and associates for so long as such group beneficially owns at least 10 percent or more of the outstanding shares of Company Common Stock continuously from and after May 26, 1995, unless such group acquires beneficial ownership of additional shares of Company Common Stock in breach of the Investment Agreement. The Investment Agreement also provides that the Company will not amend its Rights Agreement (described below under "Description of the Company's Capital Stock") or adopt any other rights or similar agreement, except that following prior consultation with Cooper, the Company may amend the Rights Agreement in accordance with the terms thereof if such amendment does not adversely affect Cooper or any other person to whom any of the Common Stock acquired by Cooper under the Stock Purchase Agreement has been transferred in accordance with the terms of the Investment Agreement.

     The Investment Agreement provides that, among others, the limitations on Cooper and its affiliates described above with respect to restrictions on sales of shares by Cooper, voting, ownership and certain other matters and the limitations on the Company described above with respect to amendments to the Company's Articles and By-Laws will terminate immediately and be of no further force and effect on the date that a Trigger Event (as defined below) occurs. For these purposes, "Trigger Event" means the occurrence of one or more of the following events, without Cooper's prior written consent:

     (1) in connection with the issuance of Company Voting Securities (other than (x) issuances pursuant to the Company's current employee benefit plans or other customary employee benefit plans of the Company or (y) issuances in connection with bona fide capital raising programs pursuant to which the securities are sold for fair value, as approved by the board of directors of the Company, and the proceeds of which are invested in the businesses in which the Company or one or more of its subsidiaries are then engaged or (z) issuances for fair value, as determined by the board of directors of the

Company, in connection with acquisitions by the Company or one of its wholly-owned subsidiaries primarily involving one or more Similar Businesses (as defined below)), the failure to provide Cooper with the right to purchase, at the same price as Company Voting Securities are being issued, that number or amount of Company Voting Securities which would enable Cooper to maintain its proportionate interest in the Company following such issuance;

     (2) a Change in Control of the Company (as defined below);

     (3) a material acquisition or investment by the Company or one of its subsidiaries, other than an acquisition or investment by the Company or one of its wholly-owned subsidiaries primarily involving one or more Similar Businesses;

     (4) a decline of at least 35% in the Consolidated Net Worth of the Company (as defined in the Investment Agreement) from the Consolidated Net Worth of the Company immediately following the consummation of the Acquisition after giving effect to the Acquisition (including the issuance of 16.5 million shares of the Company's Common Stock to Cooper), but not taking into account (A) any reduction in the Company's Consolidated Net Worth attributable to or taken in connection with or as a result of the Acquisition or the combination of the business acquired from Cooper with the Company's business and recorded in the Company's financial statements for any period ending on (and including) the end of the first full fiscal year of the Company after the consummation of the Acquisition or (B) any adjustments following the date of consummation of the Acquisition as a result of any changes in generally accepted accounting principles (including the implementation of SFAS 106) or any other regulatory changes or requirements applicable to the Company or its financial statements or (C) any adjustment resulting from any liability arising from or growing out of any matter or circumstance existing as of the time of the consummation of the Acquisition and relating to the business or assets acquired by the Company from Cooper but not reflected on the balance sheet of such business and assets or (D) any change in the translation component of shareholders' equity or (E) adjustments as a result of sales of the Company's accounts receivables pursuant to a bona fide receivables securitization program pursuant to which fair value is received for receivables so sold (as determined by the Company's board of directors, taking into account, among other things, any discount or credit enhancement features required by any securities rating agency) or (F) any adjustment resulting from a SFAS 109 valuation allowance recorded or reserved by the Company with respect to deferred tax assets that were included in or excluded from the Company's final Accounting Principles Bulletin No. 16, "Business Combinations," acquisition date balance sheet;

     (5) any default or defaults by the Company or one of its subsidiaries under any indebtedness of the Company or its subsidiaries for money borrowed with a principal amount then outstanding, individually or in the aggregate, in excess of $5.0 million, which default will constitute a failure to pay any portion of the principal of each indebtedness at final maturity or will have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable without such indebtedness having been discharged, or such acceleration having been rescinded or annulled within a period of 30 days after maturity or acceleration;

     (6) an Event of Bankruptcy (as defined in the Investment Agreement); or

     (7) the failure of the board of directors of the Company to nominate at least two of Cooper's representatives for election to the Company's board of directors.

     The Investment Agreement further provides that the Company may not issue any securities having more than one vote per share (other than pursuant to the Company's Rights Agreement) without the prior written consent of Cooper.

     For purposes of the Investment Agreement, (1) a "Change in Control of the Company means (A) a merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company, in each case except for a transaction in which the Company's shareholders receive at least 50 percent of the stock of the surviving, resulting or acquiring corporation, (B) the acquisition by an individual, entity or group (excluding the Company or an employee benefit plan of the Company or a corporation controlled by the Company's shareholders) of shares of capital stock of the Company entitled to cast a majority of the votes entitled to be cast on matters submitted to the shareholders of the

Company, or (C) a change in a majority of the members of any class of the Company's board of directors in connection with an "election contest" (as used in Rule 14a-11 under the Exchange Act); and (2) "Similar Businesses" means (A) businesses in which the Company or one or more of its subsidiaries are engaged,
(B) any businesses involving products related to or complementary to the products of the Company or one or more of its subsidiaries or (C) any similar businesses providing customers of the Company or one or more of its subsidiaries with products or services similar to those provided by the Company or one or more of its subsidiaries.

     Pursuant to the Investment Agreement, Cooper and certain of its transferees have the right to require the Company to file under the Securities Act up to three demand registrations of the shares of Company Common Stock acquired by Cooper under the Stock Purchase Agreement (and any other of the Company's securities issued in respect thereof) at the Company's expense (except that the Company will not be responsible for underwriting discounts and commissions or transfer taxes). Cooper also has the right to an unlimited number of additional demand registrations under the Securities Act at Cooper's expense. Cooper also has the right, under certain circumstances, to "piggyback" registrations in the event that the Company registers securities for its own account or for the account of third parties. Cooper's demand and piggyback registration rights are subject to customary restrictions and limitations. In connection with any registration statement filed pursuant to these registrations rights, Cooper and the Company will indemnify each other against certain liabilities, including certain liabilities under the Securities Act.


     The description of the Stock Purchase Agreement and the Investment Agreement is a summary of the material terms thereof. Copies of the Stock Purchase Agreement and the Investment Agreement have been filed as exhibits to the Registration Statement of which this Prospectus is a part.



                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

GENERAL

     The Company has the authority to issue 70,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, no par value (the "Preferred Stock"). The Company's Board of Directors has authority (without action by shareholders) to issue the authorized and unissued shares of Preferred Stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preference as to dividends and in liquidation, conversion, redemption and other rights of each such series. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. There are no shares of Preferred Stock issued or outstanding and the Company has no present plans to issue any of the Preferred Stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire Board if they choose to do so and, in that event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Pursuant to the Company's By-Laws, the number of directors of the Company may be not less than seven nor more than 13, as determined from time to time by the directors. The number of directors is currently 13. The By-Laws provide that the Board of Directors is divided into three classes in respect of term of office, each class to contain as near as may be one-third of the whole number of the Board. At each annual meeting of shareholders, one class of directors is elected to serve until the annual meeting of shareholders held three years next following and until their successors are elected and qualify. In the event any vacancy occurs on the Board of

Directors, the bylaws give the remaining directors the power to fill the vacancy for the balance of the term of office, except that any vacancy occurring because of an increase in the number of directors may be filled only until the next annual meeting of shareholders, at which time the vacancy shall be filled by vote of the shareholders.

     The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor and subject to the prior dividend rights of holders of any shares of Preferred Stock which may be outstanding. Upon liquidation or dissolution of the Company, subject to prior liquidation rights of the holders of Preferred Stock, the holders of shares of Common Stock are entitled to receive on a pro rata basis the remaining assets of the Company available for distribution. Holders of shares of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

RIGHTS AGREEMENT

     On October 19, 1988, the Board of Directors of the Company declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1988 (the "Rights Record Date") pursuant to a Rights Agreement dated as of October 19, 1988 between the Company and The First National Bank of Boston (the "Original Rights Agreement"). On January 10, 1994, in connection with the Stock Purchase Agreement, the Original Rights Agreement was amended and restated. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of January 10, 1994 (the "Rights Agreement"), between the Company and State Street Bank & Trust Company, as Rights Agent ("Rights Agent"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value (the "Series A Shares"), of the Company at a price of $50 per one one-hundredth of a Series A Share (the "Exercise Price"), subject to adjustment.

     Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates representing the shares of Common Stock, with either a copy of the Summary of Rights that was sent to shareholders in connection with the original issuance of the Rights (the "Summary of Rights") attached thereto or a notation incorporating the Rights Agreement by reference. For purposes of the Rights Agreement, an "Acquiring Person" generally means a person or group of affiliated or associated persons who have acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock. For purposes of the Rights Agreement, a person shall generally (subject to certain exceptions) be deemed the "beneficial owner" of, and shall be deemed to "beneficially own," any Common Stock which such person or any of such person's affiliates or associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, rights, warrants or options or otherwise. However, Cooper and its affiliates and associates (together the "Cooper Group") will not be deemed to be an Acquiring Person for so long as (A) the Cooper Group beneficially owns at least 10% or more of the outstanding shares of Common Stock continuously from and after the Closing Date and (B) the Cooper Group does not acquire beneficial ownership of any shares in breach of the Investment Agreement (other than an inadvertent breach which is remedied as promptly as practicable by a transfer of the Shares so acquired to a person which is not a member of the Cooper Group). In addition, for purposes of applying certain provisions of the Rights Agreement, no person or entity owning more than 5% of the shares of Common Stock as of October 19, 1988 will be deemed to be the beneficial owner of, or to beneficially own, any shares of Common Stock in excess of 5% of the shares of Common Stock owned by such person or entity as of October 19, 1988.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), share certificates issued after the Rights Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Rights Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 30, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Exercise Price payable, and the number of Series A Shares or other securities or property issuable, upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Shares, (ii) upon the grant to holders of the Series A Shares of certain rights or warrants to subscribe for or purchase Series A Shares at a price, or securities convertible into Series A Shares with a conversion price, less than the then-current market price of the Series A Shares or (iii) upon the distribution to holders of the Series A Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Shares) or subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Series A Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of Common Stock or a stock dividend on the shares of Common Stock payable in shares or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any case, prior to the Distribution Date.

     Series A Shares purchasable upon exercise of the Rights will not be redeemable. Each Series A Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Series A Share will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged, each Series A Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Series A Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Series A Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.


     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Exercise Price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Series A Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional Series A Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Series A Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Shares, the Board of Directors of the company may redeem the Rights in whole, but not in part, at a price of $.02 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than the Cooper Group for so long as the Cooper Group is deemed not to be an Acquiring Person) and (ii) 10% except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

     A copy of the Rights Agreement has been filed with the SEC as an exhibit to a Registration Statement on Form 8-A/A dated January 21, 1994. A copy of the Rights Agreement is available to any holder of Common Stock free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

MASSACHUSETTS LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS;
ANTI-TAKEOVER EFFECTS

     The Company is subject to Chapter 110F of the MGL, an anti-takeover law. Under Chapter 110F, a Massachusetts corporation with more than 200 stockholders may not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, certain stock or asset sales, and certain other specified transactions resulting in a financial benefit to the interested stockholder.

     The By-Laws of the Company include a provision excluding the Company from the applicability of Chapter 110D of the MGL, which regulates the acquisition of so-called "control shares." A control share acquisition is the acquisition of shares which, when added to shares already owned, would (but for the statute) entitle the acquiring person to vote at least 20% of a corporation's stock. Shares acquired in such a transaction would, under the statute, have no voting rights unless a majority of noninterested stockholders voted to grant such voting rights. In general, the person acquiring such shares, officers of the Company and those directors of the Company who are also employees, are not permitted to vote on whether such voting rights shall be granted. The Board of Directors may amend the By-Laws at any time to subject the Company to this statute prospectively.

     MGL Chapter 156B, Section 50A requires that a publicly held Massachusetts corporation have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects not to be covered by Section 50A. The Company's By-Laws contain provisions which give effect to Section 50A.

     The By-Laws also provide that the directors and officers of the Company generally shall be indemnified by the Company to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. In addition, the Articles provide that the directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, approved certain loans to insiders or derived an improper benefit from their action as directors.

     The Company's By-Laws further provide that special meetings of stockholders may be called only by the Chief Executive Officer, by the Board of Directors or by the Clerk upon the written request of the holders of at least 10% of the Company's outstanding Common Stock.

     In addition, under the fair price provision of the Articles, a Business Combination (as defined in the Articles) between the Company or a subsidiary of the Company and an Interested Stockholder (as defined in the Articles) requires the approval of at least 85% of the outstanding voting stock of the Company, unless either (i) the Business Combination has been approved by at least two-thirds of the Company's Continuing Directors (as defined in the Articles) or
(ii) certain minimum price requirements are satisfied. See "Relationship Between the Company and Cooper -- Investment Agreement."

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is State Street Bank & Trust Company, 2 Heritage Drive, North Quincy, Massachusetts, telephone number
(617) 985-3024.

                        COMMON STOCK OWNERSHIP OF COOPER

     Cooper beneficially owns 16.5 million shares of Common Stock, representing approximately 47% of the outstanding shares of Common Stock. Immediately following the sale of the DECS pursuant to the DECS Prospectus, the ownership interest of Cooper will remain at approximately 47% of the outstanding shares of Common Stock. Pursuant to the terms of the DECS, Cooper may, at its option, consummate the mandatory exchange at maturity thereof by delivering to holders thereof shares of Common Stock. Cooper's ownership interest after maturity of the DECS could remain at 47% of the presently outstanding number of shares of Common Stock if it elects to deliver cash or could be reduced to less than one percent of the presently outstanding shares of Common Stock if (a) at maturity of the DECS the Maturity Price is less than or equal to the Initial Price (each as defined in the DECS Prospectus), (b) the Underwriters elect to exercise their over-allotment option in full and (c) Cooper elects to deliver its shares of Common Stock instead of cash and does not acquire any additional shares of Common Stock. However, Cooper is under no obligation to, and there can be no assurance that Cooper will, elect to exercise its option to deliver Common Stock pursuant to the terms of the DECS or, if it so elects, that it will use all or any portion of its current holdings of Common Stock to make such delivery.

                              PLAN OF DISTRIBUTION

     The Underwriters have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from Cooper the aggregate number of DECS set forth opposite their names below:

                                                                          NUMBER OF
                                  UNDERWRITERS                              DECS
                                  ------------                            ---------
          Salomon Brothers Inc .......................................
          Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated....................................
          Schroder Wertheim & Co. Incorporated........................
                                                                          ----------
               Total..................................................    15,000,000
                                                                          ==========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the DECS if any are purchased.

     The Company has been advised that the Underwriters propose to offer the DECS to the public initially at the offering price set forth on the cover of the Cooper Prospectus and to certain dealers at such price less a selling concession
of $          per DECS; that the Underwriters may allow, and each such dealer
may reallow, to other dealers a concession not exceeding $          per DECS;
and that, after the initial public offering, such public offering price and such concession and reallowance may be changed.

     The Company and Cooper have agreed not to offer for sale, sell or otherwise dispose of, without the prior written consent of the Underwriters, any shares of the Company's Common Stock or any securities convertible into or exchangeable for, or warrants to acquire the Company's Common Stock for a period of 90 days after the date of this Prospectus; provided, however, that such restriction shall not affect the ability of the Company or Cooper or their respective subsidiaries to take any such actions in connection with the offering of the DECS made hereby or any exchange at Maturity pursuant to the terms of the DECS.


     In connection with the DECS Offering, Cooper or an affiliate thereof, referred to herein as the "Lender", and Salomon Brothers Inc ("Salomon") intend to enter into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Salomon may from time to time borrow, return and reborrow shares of Common Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 750,000 shares in the twelve-month period beginning December , 1995; 1,000,000 shares in the twelve-month period beginning December , 1996; and

1,250,000 in the twelve-month period beginning December   , 1997, subject to
adjustment to provide antidilution protection. The Securities Loan Agreement contains limitations on the amount of Borrowed Securities that Salomon can borrow on any day and from time to time and requires Salomon to return Borrowed Securities within a specified period of time from the date of borrowing and prior to any record date. The Securities Loan Agreement is intended to facilitate market-making activity in the DECs by Salomon. Salomon may from time to time offer shares of Common Stock borrowed from the Lender under the Securities Loan Agreement directly to one or more purchasers at negotiated prices, at market prices prevailing at the time of sale or at prices related to such market prices, in connection with such market making activities. The availability of shares of Common Stock under the Securities Loan Agreement, if any, at any time is not assured and any such availability does not assure market-making activity with respect to the DECs and any market-making actually engaged in by Salomon may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as an exhibit to the Registration Statement of which the Prospectus is a part.


     Cooper has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus (or, if such 30th day shall not be a Business Day, on the next Business Day thereafter), to purchase up to an additional 1,500,000 DECS, at the per DECS price to the public less the aggregate underwriting discount set forth on the cover of the Cooper Prospectus. The Underwriters may exercise such right of purchase only for the purpose of covering overallotments, if any, incurred in connection with the sale of DECS being offered. To the extent that the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase a number of such additional DECS proportionate to such Underwriter's initial commitment.

     The Company and Cooper have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the offering of the DECS, the Underwriters and selling group members (if any) and their respective affiliates may engage in passive market making transactions in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act. The passive market making transactions will comply with applicable volume and price limits and will be identified as such.


     As of September 30, 1995, Schroder Wertheim & Co. Incorporated beneficially
owned           shares of Common Stock (representing   % of the issued and
outstanding shares of such Common Stock).


     Salomon has provided financial advisory services to the Company in the past, for which it has received customary fees. Merrill Lynch & Co. has provided financial advisory services to Cooper in the past, for which it has received customary fees.

     To the extent that the over-allotment option is not exercised by the Underwriters, Cooper may, subject to the Investment Agreement and Underwriting Agreement, sell up to 1.5 million shares of Common Stock pursuant to this Prospectus. Any such distribution hereunder of the Common Stock by Cooper may be effected from time to time in one or more of the following transactions: (a) through brokers, acting as agent in transactions (which may involve block transactions), in special offerings, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire the shares of Common Stock for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices, (d) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, or, (e) by any other legally available means. Also, offers to purchase Common Stock may be solicited by agents designated by Cooper from time to time. Underwriters or other agents participating in an offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts or commissions under the Securities Act and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

     At the time a particular offering of any share of Common Stock is made by Cooper hereunder, to the extent required by law, a Prospectus Supplement will be distributed which will set forth the amount of Common Stock being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any Common Stock purchased from Cooper, any discounts, commissions and other items constituting compensation from Cooper and any discounts, commission or concessions allowed or filed or paid to dealers.

                                 LEGAL MATTERS

     Certain legal matters have been passed upon for the Company by Wallace F. Whitney, Jr., Vice President, General Counsel and Clerk of the Company. As of October 12, 1995, Mr. Whitney was the beneficial owner of 3,000 shares of Common Stock of the Company and held options to purchase 95,000 shares of Common Stock. The Underwriters have been represented by Cravath, Swaine & Moore.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in its Annual Report (Form 10-K) for the year ended June 3, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Cameron Forged Products Division (a division of Cooper Industries, Inc.) included in the Company's Current Report (Form 8-K) dated May 26, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors.......................................................... F-1

Consolidated Statements of Operations for the years ended June 3, 1995, May 28, 1994
  (unaudited), December 31, 1993 and December 31, 1992 and the five months ended May 28,
  1994.................................................................................. F-2

Consolidated Balance Sheets at June 3, 1995 and May 28, 1994............................ F-3

Consolidated Statement of Cash Flows for the Years ended June 3, 1995, May 28, 1994
  (unaudited), December 31, 1993 and December 31, 1992 and the five months ended May 28,
  1994.................................................................................. F-4

Consolidated Statement of Stockholders' Equity for the year ended June 3, 1995, the five months ended May 28, 1994 and the two years ended December 31, 1993 and 1992.......... F-5

Notes to Consolidated Financial Statements.............................................. F-6

                              WYMAN-GORDON COMPANY

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders of Wyman-Gordon Company:

     We have audited the accompanying consolidated balance sheets of Wyman-Gordon Company and Subsidiaries as of June 3, 1995 and May 28, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 3, 1995, for the five months ended May 28, 1994, and for each of the two years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wyman-Gordon Company and Subsidiaries at June 3, 1995 and May 28, 1994, and the consolidated results of their operations and their cash flows for the year ended June 3, 1995, for the five months ended May 28, 1994, and for each of the two years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes I and J to the consolidated financial statements, in 1993 the company changed its method of accounting for postretirement benefits other than pensions and income taxes.


                                            Ernst & Young LLP


Boston, Massachusetts
June 26, 1995

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                            YEAR ENDED         FIVE MONTHS       YEAR ENDED
                                      ----------------------      ENDED         DECEMBER 31,
                                      JUNE 3,      MAY 28,       MAY 28,     -------------------
                                        1995        1994          1994         1993       1992
                                      -------     --------     -----------   --------   --------
                                                 (UNAUDITED)
                                                (000'S OMITTED, EXCEPT PER SHARE DATA)
Revenue.............................  $396,639     $224,694      $ 86,976    $239,761   $298,881
                                      --------     --------      --------    --------   --------
Cost of goods sold..................   347,251      217,816        91,907     219,088    243,291
Selling, general and administrative
  expenses..........................    36,380       35,532        18,324      26,648     28,315
Other charges (credits).............      (710)      33,003        30,550       2,453         --
Environmental charge................        --        2,000         2,000          --         --
                                      --------     --------      --------    --------   --------
                                       382,921      288,351       142,781     248,189    271,606
                                      --------     --------      --------    --------   --------
Income (loss) from operations.......    13,718      (63,657)      (55,805)     (8,428)    27,275
                                      --------     --------      --------    --------   --------
Other deductions (income):
  Interest expense..................    11,027       11,135         5,383      10,823      7,521
  Miscellaneous, net................     1,652       (2,389)          182      (2,247)    (2,041)
                                      --------     --------      --------    --------   --------
                                        12,679        8,746         5,565       8,576      5,480
                                      --------     --------      --------    --------   --------
Income (loss) before cumulative
  effect of changes in accounting
  principles........................     1,039      (72,403)      (61,370)    (17,004)    21,795
Cumulative effect of changes in
  accounting principles.............        --           --            --     (43,000)        --
                                      --------     --------      --------    --------   --------
Net income (loss)...................  $  1,039     $(72,403)     $(61,370)   $(60,004)  $ 21,795
                                      ========     ========      ========    ========   ========
INFORMATION PER SHARE
Income (loss) before cumulative
  effect of changes in accounting
  principles........................  $    .03     $  (4.02)     $  (3.32)   $   (.95)  $   1.21
Cumulative effect of changes in
  accounting principles.............        --           --            --       (2.39)        --
                                      --------     --------      --------    --------   --------
Net income (loss)...................  $    .03     $  (4.02)     $  (3.32)   $  (3.34)  $   1.21
                                      ========     ========      ========    ========   ========
Shares used to compute earnings per
  share.............................    35,148       17,992        18,490      17,965     18,078
                                      ========     ========      ========    ========   ========

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                         JUNE 3,       MAY 28,
                                                                          1995          1994
                                                                        ---------     ---------
                                                                            (000'S OMITTED)
ASSETS
  Cash and cash equivalents.........................................     $ 13,856      $ 42,179
  Accounts receivable...............................................       79,219        77,019
  Inventories.......................................................       78,813        65,737
  Prepaid expenses..................................................       15,671        15,192
                                                                         --------      --------
     Total current assets...........................................      187,559       200,127
                                                                         --------      --------
  Property, plant and equipment, net................................      141,397       139,689
  Intangible assets.................................................       25,295        27,759
  Other assets......................................................       14,813        27,172
                                                                         --------      --------
     Total assets...................................................     $369,064      $394,747
                                                                         ========      ========
LIABILITIES
  Borrowings due within one year....................................     $  3,915      $     77
  Obligation to Cooper Industries...................................           --        20,561
  Accounts payable..................................................       34,729        27,650
  Accrued liabilities and other.....................................       55,853        60,151
                                                                         --------      --------
     Total current liabilities......................................       94,497       108,439
                                                                         --------      --------
  Restructuring, integration, disposal and environmental............       19,648        26,201
  Long-term debt....................................................       90,308        90,385
  Pension liability.................................................        9,589        14,462
  Deferred income taxes and other...................................       21,699        30,929
  Postretirement benefits...........................................       52,468        51,848
                                                                         --------      --------
STOCKHOLDERS' EQUITY
  Preferred stock, no par value:
     Authorized 5,000,000 shares; none issued.......................           --            --
  Common stock, par value $1.00 per share:
     Authorized 70,000,000 shares; issued 37,052,720 and 36,902,720
      shares at June 3, 1995 and May 28, 1994.......................       37,053        36,903
  Capital in excess of par value....................................       40,118        43,884
  Retained earnings.................................................       39,700        38,661
  Equity adjustments................................................           63        (5,408)
  Treasury stock, 2,044,178 shares at June 3, 1995 and 2,354,540
     shares at May 28, 1994.........................................      (36,079)      (41,557)
                                                                         --------      --------
     Total stockholders' equity.....................................       80,855        72,483
                                                                         --------      --------
     Total liabilities and stockholders' equity.....................     $369,064      $394,747
                                                                         ========      ========

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                                              YEAR ENDED         FIVE MONTHS       YEAR ENDED
                                                        ----------------------      ENDED         DECEMBER 31,
                                                        JUNE 3,      MAY 28,       MAY 28,     -------------------
                                                          1995        1994          1994         1993       1992
                                                        --------   -----------   -----------   --------   --------
                                                                   (UNAUDITED)
                                                                             (000'S OMITTED)
OPERATING ACTIVITIES:
Net income (loss).....................................  $  1,039     $(72,403)    $(61,370)    $(60,004)  $ 21,795
Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities:
  Depreciation and amortization.......................    18,122       15,888         6,782      15,569     15,875
  Loss from disposal of production facilities.........        --        2,453            --       2,453         --
  Environmental and other charges (credits)...........    (2,100)      32,550        32,550          --         --
  Losses of equity investment.........................     1,390           --            --          --         --
  Cumulative effect of changes in accounting
    principles........................................        --           --            --      43,000         --
Changes in assets and liabilities net of purchase
  price activity:
  Accounts receivable.................................    (2,200)       9,545         3,228      15,139     14,699
  Inventories.........................................   (13,076)      16,219         4,215       8,474     16,345
  Prepaid expenses and other assets...................    11,542        5,078         2,255      (7,114)       986
  Accrued restructuring, integration, disposal and
    environmental.....................................   (14,646)      (8,224)       (1,352)     (9,653)   (25,735)
  Income and other taxes..............................       628         (623)          585        (940)     2,789
  Accounts payable and accrued liabilities............     7,073        5,515         6,429         311    (15,951)
  Deferred income taxes...............................        --        1,009         1,009         (58)        --
                                                        --------     --------      --------    --------   --------
    Net cash provided (used) by operating
      activities......................................     7,772        7,007        (5,669)      7,177     30,803
                                                        --------     --------      --------    --------   --------
INVESTING ACTIVITIES:
  Investment in acquired subsidiaries.................    (3,591)      (3,450)       (3,450)         --     (3,700)
  Capital expenditures................................   (18,714)     (11,888)       (2,404)    (13,866)   (11,156)
  Deferred program costs..............................        --       16,408        16,063         (22)    (2,086)
  Proceeds from disposal of production
    facilities........................................        --        4,345            --       4,345        451
  Proceeds from sale of fixed assets..................     1,563           62            --         393      2,282
  Other, net..........................................      (415)       4,071         2,137       1,650        742
                                                        --------     --------      --------    --------   --------
    Net cash provided (used) by investing
      activities......................................   (21,157)       9,548        12,346      (7,500)   (13,467)
                                                        --------     --------      --------    --------   --------
FINANCING ACTIVITIES:
  Cash received from Cooper Industries for factored
    accounts receivable...............................        --       20,561        20,561          --         --
  Cash paid to Cooper Industries for factored accounts
    receivable........................................   (20,561)          --            --          --         --
  Payment of debt.....................................       (77)         (77)          (77)    (70,077)   (22,077)
  Issuance of debt....................................     3,838           --            --      84,680         --
  Net proceeds from issuance of common stock..........     1,862          572           201         537        220
                                                        --------     --------      --------    --------   --------
    Net cash provided (used) by financing
      activities......................................   (14,938)      21,056        20,685      15,140    (21,857)
                                                        --------     --------      --------    --------   --------
Increase (decrease) in cash...........................   (28,323)      37,611        27,362      14,817     (4,521)
Cash, beginning of period.............................    42,179        4,568        14,817          --      4,521
                                                        --------     --------      --------    --------   --------
Cash, end of period...................................  $ 13,856     $ 42,179      $ 42,179    $ 14,817   $     --
                                                        ========     ========      ========    ========   ========

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                     COMMON STOCK      CAPITAL
                                   ----------------   IN EXCESS
                                   SHARES     PAR      OF PAR     RETAINED     EQUITY      TREASURY
                                   ISSUED    VALUE      VALUE     EARNINGS   ADJUSTMENTS    STOCK
                                   ------   -------   ---------   --------   -----------   --------
                                                           (000'S OMITTED)
Balance, December 31, 1991.......  20,403   $20,403    $16,616    $138,240     $(1,788)    $(45,383)
  Net income.....................                                   21,795
  Stock plans....................                         (567)                                 735
  Pension equity adjustment......                                                 (535)
                                   ------   -------    -------    --------     -------     --------
Balance, December 31, 1992.......  20,403    20,403     16,049     160,035      (2,323)     (44,648)
  Net loss.......................                                  (60,004)
  Stock plans....................                         (984)                               1,250
  Savings/Investment Plan
     match.......................                         (769)                               1,040
  Pension equity adjustment......                                               (1,700)
                                   ------   -------    -------    --------     -------     --------
Balance, December 31, 1993.......  20,403    20,403     14,296     100,031      (4,023)     (42,358)
  Net loss.......................                                  (61,370)
  Stock plans....................                         (429)                                 546
  Savings/Investment Plan
     match.......................                         (171)                                 255
  Pension equity adjustment......                                               (1,385)
  Issuance of common stock.......  16,500    16,500     30,188
                                   ------   -------    -------    --------     -------     --------
Balance, May 28, 1994............  36,903    36,903     43,884      38,661      (5,408)     (41,557)
  Net income.....................                                    1,039
  Stock plans....................     150       150     (2,354)                               3,355
  Savings/Investment Plan
     match.......................                       (1,412)                               2,123
  Pension equity adjustment......                                                3,952
  Currency translation...........                                                1,519
                                   ------   -------    -------    --------     -------     --------
Balance, June 3, 1995............  37,053   $37,053    $40,118    $ 39,700     $    63     $(36,079)
                                   ======   =======    =======    ========     =======     ========

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The company is engaged principally in the design, engineering, production and marketing of high-technology forged and investment cast metal and composite components used for a wide variety of aerospace and power generation applications.

     On May 24, 1994, the company's Board of Directors voted to change the company's fiscal year end from one which ended on December 31 to one which ends on the Saturday nearest to May 31.

     On May 26, 1994, the Company acquired Cameron Forged Products Company ("Cameron") from Cooper Industries. The accompanying consolidated financial statements include the accounts of Cameron from the date of the acquisition. Cameron's operating results from May 26, 1994 to May 28, 1994 are not material to the consolidated statement of operations for the five month period ended May 28, 1994. The unaudited statement of operations and cash flows for the year ended May 28, 1994 are presented for comparative purposes only.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and all subsidiaries. All intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION: Sales and income are recognized at the time products are shipped.

RECLASSIFICATIONS: Where appropriate, prior year amounts have been reclassified to permit comparison.

CASH AND CASH EQUIVALENTS: Cash equivalents include short-term investments with maturities of less than three months at the time of investment.

INVENTORIES: Inventories are valued at both the lower of first-in, first-out
(FIFO) cost or market, or for certain forgings and castings raw material and work-in-process inventories, the last-in, first-out (LIFO) method. On certain orders, usually involving lengthy raw material procurement and production cycles, progress payments are reflected as a reduction of inventories. Product repair costs are expensed as incurred.

LONG-TERM, FIXED PRICE CONTRACTS: A substantial portion of the company's revenues is derived from long-term, fixed price contracts with major engine and aircraft manufacturers. These contracts are typically "requirements" contracts under which the purchaser commits to purchase a given portion of its requirements of a particular component from the company. Actual purchase quantities are typically not determined until shortly before the year in which products are to be delivered. Losses on such contracts are provided when available information indicates that the sales price is less than a fully allocated cost projection. As part of the company's acquisition of Cameron on May 26, 1994, loss reserves on backlog and long-term pricing agreements are included on the balance sheet (see Footnote C).

DEPRECIABLE ASSETS: Property, plant and equipment, including significant renewals and betterments, are capitalized at cost and are depreciated on the straight-line method. Generally, depreciable lives range from 10 to 20 years for land improvements, 10 to 40 years for buildings and 5 to 15 years for machinery and equipment. Tooling production costs are primarily classified as machinery and equipment and are capitalized at cost less associated revenue and depreciated over 5 years.

BANK FEES: Bank fees and related costs of obtaining credit facilities are recorded as other assets and amortized over the term of the facilities.

EARNINGS (LOSS) PER SHARE: Per-share data are computed based on the weighted average number of common shares outstanding during each year. Common stock equivalents related to outstanding stock options are included in per-share computations unless their inclusion would be antidilutive.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

CONCENTRATION OF CREDIT RISK: Financial instruments that potentially subject the company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The company restricts investment of temporary cash investments to financial institutions with high credit standing.

     The company has approximately 550 active customers. However, the company's accounts receivable are concentrated with a small number of Fortune 500 companies with whom the company has long-standing relationships. Accordingly, management considers credit risk to be low. Five customers accounted for 50.0% of the company's revenues during the year ended June 3, 1995, 50.6% for the five months ended May 28, 1994, 55.6% for the year ended December 31, 1993 and 52.7% for the year ended December 31, 1992. General Electric Company ("GE") and United Technologies Corporation ("UT") each accounted for more than 10% of the company's revenues as follows:

                                                     FIVE MONTHS
                                YEAR ENDED            ENDED MAY                 YEAR ENDED DECEMBER 31,
                                 JUNE 3,                 28,               ----------------------------------
                                   1995        %        1994         %       1993       %       1992       %
                                ----------    ---    -----------    ---    --------    ---    --------    ---
                                                              ($000'S OMITTED)
GE...........................   $ 101,261      26     $  17,226      20    $ 55,585     23    $ 62,740     21
UT...........................      58,873      15        13,930      16      37,060     16      48,920     17

CURRENCY TRANSLATION: For foreign operations, the local currency is the functional currency. Assets and liabilities are translated at year-end exchange rates, and statement of operations items are translated at the average exchange rates for the year. Translation adjustments are reported in equity adjustments as a separate component of stockholders' equity which also includes exchange gains and losses on certain intercompany balances of a long-term investment nature.

RESEARCH AND DEVELOPMENT: Research and development expenses, including related depreciation, amounted to $2,213,000, $733,000, $2,778,000 and $3,013,000 for
the year ended June 3, 1995, five months ended May 28, 1994 and for the years ended December 31, 1993 and 1992, respectively.


INTANGIBLE ASSETS: Intangible assets consists primarily of costs of acquired businesses in excess of net assets acquired and are amortized on a straightline basis over periods up to 35 years. On a periodic basis, the company estimates the future undiscounted cash flows of the businesses to which the costs of acquired businesses in excess of net assets acquired relate in order to ensure that the carrying value of such intangible asset has not been impaired.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

B. ACQUISITION

     On May 26, 1994, the company acquired all of the outstanding stock of Cameron from Cooper Industries Inc. for 16,500,000 shares of the company's common stock valued at $46,687,000, direct costs of $3,050,000, a note payable to Cooper Industries, Inc. of $3,186,000 net of discount of $1,414,000, $400,000 in cash at closing and a final cash settlement of $3,591,000. Cameron and its subsidiaries operate forging facilities in Houston, Texas and Livingston, Scotland, as well as a powder metal operation in Brighton, Michigan. The integration of Cameron's operations with the company's is progressing substantially as planned. The acquisition was accounted for as a purchase transaction. The company's results of operations for fiscal 1995 include the accounts of Cameron. The final allocation of the purchase price of this transaction is reflected in the May 28, 1994 balance sheet as follows:

                                                                            (000'S OMITTED)
Cost of acquisition:
  Issuance of 16,500 shares of common stock to Cooper, direct expenses of
     $3,050 and $3,591 final price adjustment................................    $53,328
  Note payable to Cooper net of discount of $1,414 (included in other
     long-term liabilities on the balance sheet).............................      3,186
  Cash paid to Cooper at closing.............................................        400
                                                                                 -------
                                                                                  56,914
Estimated costs to integrate Cameron into the company........................      6,993
                                                                                 -------
                                                                                 $63,907
                                                                                 =======
Allocation of cost of acquisition:
  Fair value of property, plant and equipment................................    $81,183
  Less excess of fair value of net assets acquired over purchase price.......    (30,712)
                                                                                 -------
                                                                                  50,471
  Other assets acquired and liabilities assumed..............................     13,436
                                                                                 -------
                                                                                 $63,907
                                                                                 =======

     The allocation of the cost of the acquisition has been made on the basis of the fair market value of the individual assets and liabilities acquired. Direct costs of the acquisition of Cameron and liabilities assumed are $5,200,000 and $900,000, respectively, lower than originally estimated at May 28, 1994.

     The Unaudited Pro Forma Combined financial data of the company with Cameron as though Cameron had been acquired as of the beginning of each period presented are as follows:

                                                                  FIVE MONTHS
                                                                     ENDED         YEAR ENDED
                                                                    MAY 28,       DECEMBER 31,
                                                                     1994             1993
                                                                  -----------     ------------
                                                                        (000'S OMITTED,
                                                                     EXCEPT PER-SHARE DATA)
Revenue.......................................................      $151,834         $389,295
                                                                    ========         ========
Income (loss) before cumulative effect of changes in
  accounting principles.......................................      $(71,525)        $(39,271)
                                                                    ========         ========
Net income (loss).............................................      $(71,525)        $(82,271)
                                                                    ========         ========
Income (loss) per share before cumulative effect of changes in
  accounting principles.......................................      $  (2.07)        $  (1.14)
                                                                    ========         ========
Net income (loss) per share...................................      $  (2.07)        $  (2.38)
                                                                    ========         ========

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

C. BALANCE SHEET INFORMATION

     Components of selected captions in the consolidated balance sheets follow:

                                                                         JUNE 3,       MAY 28,
                                                                          1995          1994
                                                                        ---------     ---------
                                                                            (000'S OMITTED)
PROPERTY, PLANT AND EQUIPMENT:
Land, buildings and improvements....................................     $100,399      $ 92,150
Machinery and equipment.............................................      278,691       272,429
Under construction..................................................        6,282         4,722
                                                                         --------      --------
                                                                          385,372       369,301
Less accumulated depreciation.......................................      243,975       229,612
                                                                         --------      --------
                                                                         $141,397      $139,689
                                                                         ========      ========
INTANGIBLE ASSETS:
Pension intangible..................................................     $  5,568      $  6,527
Costs in excess of net assets acquired..............................       28,786        29,586
Less: Accumulated amortization......................................       (9,059)       (8,354)
                                                                         --------      --------
                                                                         $ 25,295      $ 27,759
                                                                         ========      ========
OTHER ASSETS:
Cash surrender value of company-owned life insurance policies.......     $  7,974      $ 12,341
Other...............................................................        6,839        14,831
                                                                         --------      --------
                                                                         $ 14,813      $ 27,172
                                                                         ========      ========
ACCRUED LIABILITIES AND OTHER:
Accrued payroll and benefits........................................     $ 11,511      $  9,900
Restructuring, integration, disposal and environmental reserves.....       10,219        19,082
Payroll and other taxes.............................................        3,139         2,511
Loss on long-term contracts.........................................        7,407         8,334
Other...............................................................       23,577        20,324
                                                                         --------      --------
                                                                         $ 55,853      $ 60,151
                                                                         ========      ========
DEFERRED INCOME TAXES AND OTHER:
Deferred income taxes...............................................     $  2,623     $  2,623
Loss on long-term contracts.........................................        3,413        12,000
Other long-term liabilities.........................................       15,663        16,306
                                                                         --------      --------
                                                                         $ 21,699      $ 30,929
                                                                         ========      ========

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

D. INVENTORIES

     Inventories consisted of the following:

                                                                         JUNE 3,       MAY 28,
                                                                           1995          1994
                                                                         --------      --------
                                                                            (000'S OMITTED)
Raw material........................................................     $ 26,440      $ 13,706
Work-in-process.....................................................       54,310        54,570
Other...............................................................        3,228         2,286
                                                                           83,978        70,562
Less progress payments..............................................        5,165         4,825
                                                                         $ 78,813      $ 65,737

     If all inventories valued at LIFO cost had been valued at FIFO cost or market which approximates current replacement cost, inventories would have been $21,584,000 and $27,758,000 higher than reported at June 3, 1995 and May 28, 1994, respectively.

     LIFO inventory quantities were reduced in each of the periods presented below, resulting in the liquidation of LIFO inventories carried at the lower costs prevailing in prior years compared with the cost of current purchases which has a favorable effect on income from operations. Inflation and deflation have negative and positive effects on income from operations, respectively. The effects of lower quantities, inflation or deflation were as follows:

                                                                              YEAR ENDED DECEMBER
                                              YEAR ENDED     FIVE MONTHS              31,
                                               JUNE 3,        ENDED MAY      ---------------------
                                                 1995         28, 1994         1993         1992
                                              ----------     -----------     --------     --------
                                                               (000'S OMITTED)
Lower quantities..........................     $ 7,567         $2,050          $5,469      $18,388
(Inflation) deflation.....................      (1,393)         1,085           4,450        2,448
                                               -------         ------          ------      -------
Net increase to income from operations....     $ 6,174         $3,135          $9,919      $20,836
                                               =======         ======          ======      =======

E. SHORT-TERM AND LONG-TERM DEBT

     Short-term and long-term debt consisted of the following:

                                                                         JUNE 3,       MAY 28,
                                                                           1995          1994
                                                                         --------      --------
                                                                            (000'S OMITTED)
Borrowings due within one year:
  Current portion of long-term debt.................................      $    77       $    77
  Borrowings under U.K. Credit Agreement............................        3,838            --
                                                                          -------       -------
     Total borrowings due within one year...........................      $ 3,915       $    77
                                                                          =======       =======
Long-term debt:
  Senior Notes......................................................      $90,000       $90,000
  Other.............................................................          308           385
                                                                          -------       -------
     Total long-term debt...........................................      $90,308       $90,385
                                                                          =======       =======

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

     During 1993, the company issued $90,000,000 of 10 3/4% Senior Notes due March 2003 (the "Senior Notes") under an indenture between the company and a bank as trustee. The Senior Notes pay interest semi-annually. The Senior Notes are general unsecured obligations of the company, are non-callable for a five year period, and are senior to any future subordinated indebtedness of the company. The indenture contains certain covenants including limitations on indebtedness, restrictive payments including dividends, liens, and disposition of assets.

     The estimated fair value of the Senior Notes was $86,400,000 and $88,200,000 at June 3, 1995 and May 28, 1994 based on third party valuations.

     On May 20, 1994, the company initiated, through a new subsidiary, Wyman-Gordon Receivables Corporation ("WGRC"), a revolving credit agreement with a group of five banks ("Receivables Financing Program"). WGRC is a separate corporate entity from Wyman-Gordon Company and its other subsidiaries, with its own separate creditors. WGRC's business is the purchase of accounts receivable from Wyman-Gordon Company and certain of its subsidiaries ("Sellers"), and neither WGRC on the one hand nor the Sellers (or subsidiaries or affiliates of the Sellers) on the other have agreed to pay or make their assets available to pay creditors of others. WGRC's creditors have a claim on its assets prior to those assets becoming available to any creditors of any of the Sellers. The facility provides for a total commitment by the banks of up to $65,000,000, including a letter of credit subfacility of up to $35,000,000.

     There were no borrowings outstanding at June 3, 1995 and May 28, 1994, but the company had issued $10,009,000 and $5,139,000 of letters of credit under the Receivables Financing Program, respectively. As of June 3, 1995 and May 28, 1994, total availability based on eligible receivables was $44,816,000 and $15,418,000, respectively. Cameron's accounts receivable became eligible on October 21, 1994.

     Wyman-Gordon Limited, the company's subsidiary located in Livingston, Scotland, entered into a credit agreement ("U.K. Credit Agreement") with a bank ("the Bank") effective November 28, 1994. The maximum borrowing capacity under the U.K. Credit Agreement is 3,000,000 pound sterling with a separate letter of credit or guarantee limit of 1,000,000 pound sterling. Borrowings bear interest at 1% over the Bank's base rate. In the event that borrowings by way of overdraft are allowed to exceed the agreed limit, interest on the excess borrowings will be charged at the rate of 2% over the Bank's base rate. The company is obligated to pay a commitment fee of .75% on letters of credit issued under the U.K. Credit Agreement. The U.K. Credit Agreement is secured by a debenture from Wyman-Gordon Limited and is senior to any intercompany loans. The term of the U.K. Credit Agreement is one year with an evergreen feature. There were 2,415,000 pound sterling or $3,838,000 borrowings outstanding at June 3, 1995 and the company had issued pound sterling 380,000 or $604,000 of letters of credit or guarantees under the U.K. Credit Agreement.

     For the year ended June 3, 1995, the weighted average interest rate on short-term borrowings was 7.3%.


                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Annual maturities of long-term debt in the next five years amount to $77,000 per year and $90,000,000 thereafter. The company's promissory note to Cooper Industries, Inc. in the principal amount of $4,600,000, will be payable in annual installments beginning on June 30, 1997 and each June 30 thereafter until paid in full in amounts provided under the terms of the "Stock Purchase
Agreement" with Cooper Industries, Inc.

                                                             FIVE MONTHS          YEAR ENDED
                                              YEAR ENDED        ENDED            DECEMBER 31,
                                               JUNE 3,         MAY 28,       ---------------------
                                                 1995           1994           1993         1992
                                              ----------     -----------     --------     --------
                                                                (000'S OMITTED)
Interest on debt..........................     $ 9,929         $3,973        $ 8,741        $5,171
Capitalized interest......................        (397)          (152)          (544)         (218)
Amortization of financing fees and
  other...................................       1,495          1,562          2,626         2,568
                                               -------         ------        -------        ------
Interest expense..........................     $11,027         $5,383        $10,823        $7,521
                                               =======         ======        =======        ======

     Total interest paid approximates "Interest on debt" stated in the table above.

F. RESTRUCTURING OF OPERATIONS

  1991 RESTRUCTURING:

     During 1991, the company incurred charges of $87,966,000 and $11,498,000 in connection with a restructuring program primarily at its forging operations and disposition of its automotive crankshaft forging division, respectively.

     A significant portion of this charge related to the consolidation of forging operations, including severance and other personnel costs. The company has nearly completed its 1991 restructuring plan. Some consolidation activities still remain to be completed requiring cash outlays of approximately $1,700,000 and $600,000 in fiscal 1996 and 1997, respectively. Deferred compensation of approximately $1,500,000 will be payable over the next several years under the terms of a severance agreement. The divestiture of the company's automotive crankshaft forging division is virtually complete with minor costs remaining.

  1993 DISPOSITION:

     In 1993, the company sold substantially all of the net assets and business operations of Wyman-Gordon Composites, Inc. and recorded a non-cash charge on the sale in the fourth quarter of 1993 of $2,453,000.

  1994 RESTRUCTURING:

     The company recorded a charge of $6,450,000 in May 1994, $5,200,000 for closing a castings facility, of which $1,100,000 required cash, and $1,250,000 to write-down castings fixed assets to their net realizable value. The non-cash items amounting to $5,350,000 were charged against the reserve in May 1994. A $600,000 cash charge was made against the reserve in fiscal 1995 and cash charges of $500,000 are expected to be incurred in fiscal 1996.

  1994 CAMERON INTEGRATION COSTS:

     Based on the company's plans for the integration of Cameron, in May 1994, the company recorded an integration restructuring charge totalling $24,100,000 which consisted of estimated cash costs of

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

$12,700,000 and estimated non-cash charges of $11,400,000 for asset revaluations. Cash costs include relocating machinery, equipment, tooling and dies of the company as well as relocation and severance costs related to personnel of the company. Non-cash charges included the write-down of certain assets of the company, including portions of metal production facilities and certain forging, machining and testing equipment to net realizable value as a result of consolidating certain systems and facilities, idling certain machinery and equipment, and eliminating certain processes, departments and operations as a result of the acquisition.

     In the fourth quarter of fiscal 1995, after a year of evaluating the combined forgings operations and concluding that most of its integration activities had been completed or were adequately provided for within the remaining integration restructuring reserves, the company determined that severance and other personnel costs were $1,900,000 lower and movement of machinery, equipment and tooling and dies costs were $2,500,000 lower than originally estimated. Additionally, the company had originally identified certain machinery and equipment expected to become redundant as a result of the integration of Cameron's operations with those of the company's. These redundancies were $2,300,000 higher than the company's original estimates. As a result, the company took into income from operations, an integration restructuring credit in the amount of $2,100,000. At June 3, 1995, the company estimates the remaining integration activities will require cash outlays of approximately $4,100,000 in fiscal 1996 and $1,600,000 thereafter. Most of these future expenditures represent costs associated with consolidation and reconfiguration of production facilities and relocation or severance costs.

  CAMERON PURCHASE CASH COSTS:

     Included as part of the Cameron purchase price allocation the company recorded $12,200,000 for direct cash costs related to the acquisition and integration of Cameron for relocation of Cameron machinery and dies, severance of Cameron personnel and other costs. At June 3, 1995, it was determined that the cash costs of the acquisition were $5,200,000 lower than originally estimated. The company made $4,100,000 of cash charges against these reserves in fiscal 1995, and the remaining activities will require estimated cash outlays of $2,900,000.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     A summary of charges made or estimated to be made against restructuring, integration and disposal reserves is as follows:

                                                                                              FIVE
                                                                      YEAR ENDED             MONTHS       YEAR ENDED
                                                                     DECEMBER 31,             ENDED    -----------------
                                                            ------------------------------   MAY 28,   JUNE 3,   JUNE 1,   THERE-
                                                   TOTAL      1991       1992       1993      1994      1995      1996     AFTER
                                                  -------   --------   --------   --------   -------   -------   -------   ------
                                                                               (000'S OMITTED)
1991 RESTRUCTURING:
 CASH:
 Consolidation and reconfiguration of
   facilities...................................  $32,600   $   700    $21,100     $4,800   $ 1,400    $ 2,300   $1,700   $  600
 Severance and deferred compensation............    6,400        --      2,200      2,000       300        400      200    1,300
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total cash charges...........................   39,000       700     23,300      6,800     1,700      2,700    1,900    1,900
                                                  -------   -------    -------     ------    ------    -------   ------   ------

 NON-CASH:
 Asset revaluation..............................   56,000    51,900      2,400     $1,700   $    --    $    --   $   --   $   --
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total 1991 Other Charges.....................  $95,000   $52,600    $25,700     $8,500   $ 1,700    $    --   $1,900   $1,900
                                                  =======   =======    =======     ======   =======    =======   ======   ======
1993 DISPOSITION:
 NON-CASH:
 Disposition of production facilities...........  $ 2,453   $    --    $    --     $2,453   $    --    $    --   $   --   $   --
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total 1993 Other Charges.....................  $ 2,453   $    --    $    --     $2,453   $    --    $    --   $   --   $   --
                                                  =======   =======    =======     ======   =======    =======   ======   =======
1994 RESTRUCTURING:
 CASH:
 Casting facility closure.......................  $ 1,100   $    --         --     $   --   $    --    $   600   $  500   $   --
                                                  -------   -------    -------     ------   -------    -------   ------   ------
 NON-CASH:
 Casting facility closure.......................    4,100        --         --         --     4,100         --       --       --
 Other..........................................    1,250        --         --         --     1,250         --       --       --
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total non-cash charges.......................    5,350        --         --         --     5,350         --       --       --
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total 1994 Restructuring.....................    6,450        --         --         --     5,350        600      500       --
 1994 CAMERON INTEGRATION COSTS:
 CASH:
 Movement of machinery, equipment and tooling
   and dies.....................................    4,300        --         --         --        --        800    2,100    1,400
 Severance and other personnel costs............    4,000        --         --         --        --      1,800    2,000      200
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total cash charges...........................    8,300        --         --         --        --      2,600    4,100    1,600
                                                  -------   -------    -------     ------   -------    -------   ------   ------
 NON-CASH:
 Asset revaluation..............................   13,700        --         --         --    11,400      2,300       --       --
 Credits to reserves............................    2,100        --         --         --        --      2,100       --       --
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total non-cash charges.......................   15,800        --         --         --    11,400      4,400       --       --
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total 1994 Cameron integration costs.........   24,100        --         --         --    11,400      7,000    4,100    1,600
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total 1994 Other Charges.....................  $30,550   $    --    $    --     $   --   $16,750    $ 7,600   $4,600   $1,600
                                                  =======   =======    =======     ======   =======    =======   ======   ======
CAMERON PURCHASE CASH COSTS:
 Cost of relocating Cameron's machinery and
   equipment and tooling and dies...............  $ 3,200   $    --    $    --     $   --   $    --    $ 1,700   $1,100   $  400
 Severance of Cameron personnel.................    3,800        --         --         --        --      2,400    1,300      100
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total Cameron Purchase Cash Costs............  $ 7,000   $    --    $    --     $   --   $    --    $ 4,100   $2,400   $  500
                                                  =======   =======    =======     ======   =======    =======   ======   ======
1995 OTHER CHARGES:
 NON-CASH:
 Credits to 1994 Cameron integration costs......  $(2,100)  $    --    $    --     $   --   $    --    $(2,100)  $   --   $   --
                                                  -------   -------    -------     ------   -------    -------   ------   ------
   Total 1995 Other Charges.....................  $(2,100)  $    --    $    --     $   --   $    --    $(2,100)  $   --   $   --
                                                  -------   -------    -------     ------   -------    -------   ------   ------
 Total Cash.....................................  $55,400   $   700    $23,300     $6,800   $ 1,700    $10,000   $8,900   $4,000
                                                  -------   -------    -------     ------   -------    -------   ------   ------
 Total Non-cash.................................  $77,503   $51,900    $ 2,400     $4,153   $16,750    $ 2,300   $   --   $   --
                                                  =======   =======    =======     ======   =======    =======   ======   ======

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

G. ENVIRONMENTAL MATTERS


     The company is subject to extensive, stringent and changing federal, state and local environmental laws and regulations, including those regulating the use, handling, storage, discharge and disposal of hazardous substances and the remediation of alleged environmental contamination. Nevertheless, the company believes that compliance with these laws and regulations will not have a material adverse effect on the company's operations as a whole. In 1991, the company recorded a charge of $7,000,000 with respect to environmental investigation and remediation costs at one of the company's facilities. During the five months ended May 28, 1994, the company provided an additional $2,000,000 to the current estimated cost of remediation and established a $3,500,000 purchase accounting reserve related to environmental issues at Cameron. Additionally, a charge of $5,000,000 against potential environmental remediation costs upon the eventual sale of another facility was included in the 1991 restructuring charge. As of June 3, 1995, aggregate environmental reserves amounted to $16,967,000 and have been provided for expected cleanup expenses estimated between $6,000,000 and $7,000,000 upon the planned sale of a facility, certain environmental issues at Cameron amounting to approximately $3,500,000 and the exposures noted in the following paragraphs, which include certain capitalizable amounts for environmental management and remediation projects.


     Pursuant to an agreement entered into with the U.S. Air Force upon the acquisition of a facility from the federal government in 1982, the company agreed to make additional expenditures for environmental management and remediation projects at that site during the period 1982 through 1999. Approximately $6,100,000 of future expenditures remain as of June 3, 1995. The company, together with numerous other parties, has also been alleged to be a potentially responsible party at four federal or state Superfund sites. The company does not believe that liabilities related to such sites will be material in the aggregate.

     The company's Grafton, Massachusetts plant location is included in the U.S. Nuclear Regulatory Commission's ("NRC") May 1992 Site Decommissioning Management Plan for low-level radioactive waste as a "Priority C" (lowest priority) site. The NRC conducted a long range dose assessment in 1992, and concluded that the site should be remediated. However, the company believes the NRC's draft assessment was flawed and has challenged that draft assessment. The company has provided $1,500,000 for the estimated cost of the remediation. The company believes that it may have meritorious claims for reimbursement from the U.S. Air Force in respect of any liabilities it may have for such remediation.

     The company has been named in a suit which relates to the clean-up of a privately owned site in Massachusetts formerly used as an impoundment lagoon from which hazardous material is alleged to have spilled. A proposed agreement would allocate 33% of the clean-up costs to the company. An insurance company is defending the company's interests, and the company believes that any recovery against the company would be covered by insurance. A consulting firm retained by the PRP group has recently made a preliminary remediation cost estimate of $300,000 to $9,900,000, depending on the level of toxicity found and the method of remediation ultimately used.

H. BENEFIT PLANS

     The company and its subsidiaries have pension plans covering substantially all employees. Benefits are generally based on years of service and a fixed monthly rate or average earnings during the last years of employment. Pension plan assets are invested in equity and fixed income securities, pooled funds including real estate funds and annuities. Company contributions are determined based upon the funding requirements of U.S. and other governmental laws and regulations.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

     A reconciliation between the amounts recorded on the consolidated balance sheets and the summary tables of the funding status of the pension plans are as follows:

                                                                         JUNE 3,       MAY 28,
                                                                          1995          1994
                                                                        ---------     ---------
                                                                            (000'S OMITTED)
Pension liability per balance sheet.................................     $(9,589)     $(14,462)
Prepaid pension expense included in prepaid expenses in the balance
  sheet.............................................................       1,639         2,769
UK pension liability................................................         789           750
                                                                         -------      --------
Net pension liability...............................................     $(7,161)     $(10,943)
                                                                         =======      ========

 U.S. PENSION PLANS

     Pension expense for the U.S. pension plans included the following components:

                                                                                  YEAR ENDED
                                                              FIVE MONTHS         DECEMBER 31,
                                              YEAR ENDED         ENDED       ---------------------
                                             JUNE 3, 1995    MAY 28, 1994      1993         1992
                                              ----------     ------------    --------     --------
                                                               (000'S OMITTED)
Service cost..............................     $  2,938        $   917      $  1,720     $ 1,937
Interest cost on projected benefit
  obligation..............................       10,842          4,373        10,955      11,083
Actual return on assets...................       (8,205)        (2,248)      (18,107)     (6,849)
Net amortization and deferral of actuarial
  gains (losses)..........................       (1,385)        (1,798)        8,208      (3,403)
                                               --------        -------      --------     -------
Net pension expense.......................     $  4,190        $ 1,244      $  2,776     $ 2,768
                                               ========        =======      ========     =======
Assumed long-term rate of return on plan
  assets..................................          9.0%           9.0%          9.0%        9.0%
                                               ========        =======      ========     =======

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     A summary of the funding status of the U.S. pension plans and a reconciliation to the amounts recorded in the consolidated balance sheets are as follows:

                                                                   JUNE 3, 1995
                                                     -----------------------------------------
                                                       ASSETS      ACCUMULATED
                                                      EXCEEDING     BENEFITS
                                                     ACCUMULATED    EXCEEDING
                                                      BENEFITS       ASSETS         TOTAL
                                                     -----------   -----------    ---------
                                                                  (000'S OMITTED)
Actuarial present value of benefit obligations:
  Vested.........................................     $ 82,042       $ 46,202       $128,244
  Nonvested......................................          349            324            673
                                                       -------        -------       --------
  Accumulated benefit obligation.................       82,391         46,526        128,917
  Impact of forecasted salary increases during
     future periods..............................        5,737            339          6,076
                                                       -------        -------       --------
  Projected benefit obligation for employee
     service to date.............................       88,128         46,865        134,993
Current fair market value of plan assets.........      101,933         30,967        132,900
                                                       -------        -------       --------
Excess (shortfall) of plan assets over (under)
  projected benefit obligation...................       13,805        (15,898)        (2,093)
Unrecognized net (gain) loss.....................      (10,261)         1,771         (8,490)
Unrecognized net (asset) obligation at
  transition.....................................         (455)         4,912          4,457
Unrecognized prior service cost..................        5,290          2,456          7,746
Adjustment required to recognize minimum
  liability......................................           --         (8,800)        (8,800)
Net periodic pension cost April 1, 1995 to June
  3, 1995........................................          (48)          (650)          (698)
Contributions April 1, 1995 to June 3, 1995......           --            717            717
                                                      --------       --------       --------
Net prepaid pension expense (pension
  liability).....................................     $  8,331       $(15,492)      $ (7,161)
                                                      ========       ========       ========
Estimated annual increase in future salaries.....                                        3-5%
Weighted average discount rate...................                                        9.0%
                                                                                    --------

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                   MAY 28, 1994
                                                     -----------------------------------------
                                                       ASSETS      ACCUMULATED
                                                      EXCEEDING     BENEFITS
                                                     ACCUMULATED    EXCEEDING
                                                      BENEFITS       ASSETS          TOTAL
                                                     -----------   -----------     ---------
                                                                   (000'S OMITTED)
Actuarial present value of benefit obligations:
  Vested.........................................     $ 91,533       $ 50,639      $142,172
  Nonvested......................................          341            398           739
                                                      --------       --------      --------
  Accumulated benefit obligation.................       91,874         51,037       142,911
  Impact of forecasted salary increases during
     future periods..............................        6,798            235         7,033
                                                      --------       --------      --------
  Projected benefit obligation for employee
     service to date.............................       98,672         51,272       149,944
Current fair market value of plan assets.........      103,349         31,390       134,739
                                                      --------       --------      --------
Excess (shortfall) of plan assets over (under)
  projected benefit obligation...................        4,677        (19,882)      (15,205)
Unrecognized net (gain) loss.....................       (1,274)         5,121         3,847
Unrecognized net (asset) obligation at
  transition.....................................         (522)         5,965         5,443
Unrecognized prior service cost..................        5,706          2,860         8,566
Adjustment required to recognize minimum
  liability......................................           --        (13,712)      (13,712)
Net periodic pension cost April 1, 1994 to May
  28, 1994.......................................           34           (507)         (473)
Contributions April 1, 1994 to May 28, 1994......           --            591           591
                                                      --------       --------      --------
Net prepaid pension expense (pension
  liability).....................................     $  8,621       $(19,564)     $(10,943)
                                                      ========       ========      ========
Estimated annual increase in future salaries.....                                       3-5%
Weighted average discount rate...................                                       7.5%
                                                                                   --------

     A measurement date of March 31 has been used for determining the disclosure information. Expense recognition and contributions received during the period April 1 through fiscal year-end are then recognized to bring the accrued or prepaid expense to June 3, 1995 and May 28, 1994 balances.

  U.K. PENSION PLAN

     Pension expense for the U.K. pension plan included the following:

                                                                         YEAR ENDED
                                                                        JUNE 3, 1995
                                                                       ---------------
                                                                       (000'S OMITTED)
          Service cost..............................................       $   692
          Interest cost.............................................         1,189
          Expected return on assets.................................        (1,084)
                                                                           -------
            Net pension expense.....................................       $   797
                                                                           =======

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

     The U.K. pension plan's assets and liabilities were rolled over from the former Cameron plan during fiscal 1995. The funded status of the U.K. pension plan is as follows:

                                                                        JUNE 3, 1995
                                                                       ---------------
                                                                       (000'S OMITTED)
          Fair value of plan assets.................................       $14,682
          Projected benefit obligation..............................        15,247
                                                                           -------
          Plan assets less than projected benefit obligation........          (565)
          Unrecognized net gain loss................................           498
                                                                           -------
          Accrued pension cost......................................       $   (67)
                                                                           =======
          Accumulated benefits......................................       $13,472
                                                                           =======
          Vested benefits...........................................       $13,472
                                                                           =======
          Assumed long-term rate of return on plan assets...........           9.0%
          Weighted average discount rate............................           9.0%
          Rate of salary increase...................................           6.0%

     The company also maintains a 401K plan for most full-time salaried employees. Employer contributions to the defined contribution plan are made at the company's discretion and are reviewed periodically. Such contributions amounted to $136,000 for the year ended June 3, 1995, $591,000 for the five months ended May 28, 1994, and $134,000 and $375,000 for the years ended December 31, 1993 and 1992, respectively. Additionally, for the year ended June 3, 1995, the five months ended May 28, 1994 and the years ended December 31, 1993 and 1992, the company contributed 120,261; 14,432; 58,927 and 0 shares of common stock from Treasury to its defined contribution plan, respectively, and recorded expense relating thereto of $711,000, $84,000, $271,000 and $0, respectively.

I. OTHER POSTRETIREMENT BENEFITS

     In addition to providing pension benefits, the company and its subsidiaries provide most retired employees with health care and life insurance benefits. The majority of these health care and life insurance benefits are provided through insurance companies, some of whose premiums are computed on a cost plus basis. The annual cost of these benefits on the expense-as-incurred basis amounted to $4,849,000 in 1992.

     Effective January 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires companies to accrue postretirement benefits during the years the employees are working and earning benefits for retirement, as contrasted to the expense-as-incurred basis that the company followed in 1992 and prior years. The company elected to recognize the cumulative effect of the accounting change, resulting in a non-cash reduction in earnings in 1993 of $43,000,000 or $2.39 per share.

     Most of the Forgings Division and Corporate retirees and full-time employees are or become eligible for these postretirement health care and life insurance benefits if they meet minimum age and service requirements. There are certain retirees for which company cost and liability are affected by future increases in health care cost. The liabilities have been developed assuming a medical trend rate for growth in future health care claim levels from the assumed 1994 level. The change to the accumulated postretirement benefit obligation for each 1.0% change in these assumptions is $850,000. The change in the annual SFAS 106 expense for each 1.0% change in these assumptions is $78,000. The weighted average discount rate used in determining the amortization of the accumulated postretirement benefit

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES
obligation was 9.0% and 7.5% at June 3, 1995 and May 28, 1994, respectively, and the average remaining service life was 20 years.

     Net periodic benefit expense consists of the following components:

                                                                   FIVE MONTHS
                                                    YEAR ENDED        ENDED         YEAR ENDED
                                                     JUNE 3,         MAY 28,       DECEMBER 31,
                                                       1995           1994             1993
                                                    ----------     -----------     ------------
                                                                 (000'S OMITTED)
Service cost....................................     $  350        $   85           $  170
Interest on the accumulated benefit
  obligation....................................      3,990         1,540            3,660
                                                     ------        -------          ------
  Total postretirement benefit expense..........     $4,340        $1,625           $3,830
                                                     ======        ======           ======

     The company has no plans for funding the liability and will continue to pay for retiree medical costs as they occur. The components of the accumulated postretirement benefit obligation are as follows:

                                                                          JUNE 3,      MAY 28,
                                                                            1995         1994
                                                                          --------     --------
                                                                             (000'S OMITTED)
Accumulated postretirement benefit obligation:
  Retirees............................................................    $41,323     $43,285
  Fully eligible active plan participants.............................      5,180       5,239
  Other active plan participants......................................      7,023       6,778
                                                                          -------     -------
                                                                           53,526      55,302
Plan assets at fair value.............................................         --          --
                                                                          -------     -------
Accumulated postretirement benefit obligation in excess of plan
  assets..............................................................     53,526      55,302
Unrecognized net gain (loss) from past experience different from that
  assumed and from changes in assumptions.............................        901      (3,454)
Prior service cost not yet recognized in net periodic postretirement
  benefit cost........................................................     (2,000)         --
                                                                          -------     -------
Accrued postretirement benefit cost...................................    $52,427     $51,848
                                                                          =======     =======

J. FEDERAL, FOREIGN AND STATE INCOME TAXES

     As of January 1, 1993, the company adopted financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"). As permitted under SFAS 109, the company has elected not to restate the financial statements of prior years. The impact of this change on the results of operations for the year ended December 31, 1993 was immaterial.

     The company has not recognized an income tax benefit (provision) during the year ended June 3, 1995, the five months ended May 28, 1994, or the years ended December 31, 1993 and 1992, respectively.

     The company received income tax refunds of $0, $138,000, $282,000 and $3,725,000 during the years ended June 3, 1995, the five months ended May 28, 1994, and the years ended December 31, 1993 and 1992, respectively.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

     The benefit (provision) for income taxes is at a rate other than the federal statutory tax rate for the following reasons:

                                                                              YEAR ENDED DECEMBER
                                              YEAR ENDED     FIVE MONTHS              31,
                                               JUNE 3,        ENDED MAY      ---------------------
                                                 1995         28, 1994         1993        1992
                                              ----------     -----------     --------    --------
                                                                (000'S OMITTED)
U.S. federal statutory tax rate...........     $  (363)       $ 21,480        $ 5,781     $(7,410)
Recognition of previously unrecognized
  deferred tax assets.....................       1,749              --            --        7,410
Tax carryforwards without current tax
  benefits (foreign in 1995 and U.S.
  federal in 1994 and 1993)...............      (1,386)        (21,480)        (5,781)         --
                                               --------       --------        -------     -------
Income tax benefit (provision)............     $    --        $     --        $    --     $    --
                                               ========       ========        =======     =======

     Tax net operating loss carryforwards of $67,000,000 begin expiring in the year 2006. The company has experienced significant operating losses and there is no assurance that the net operating loss carryforwards will be utilized, therefore, a valuation allowance of $67,731,000 and $69,716,000 at June 3, 1995 and May 28, 1994 has been recognized, respectively.

     The principal components of deferred tax assets and liabilities were as follows:

                                                                    JUNE 3, 1995     MAY 28, 1994
                                                                    ------------     ------------
                                                                           (000'S OMITTED)
DEFERRED TAX ASSETS
  Provision for postretirement benefits.........................      $ 21,512        $ 21,228
  Net operating loss carryforwards..............................        23,585          19,230
  Restructuring provisions......................................        26,602          35,804
  Other.........................................................         6,496           5,768
                                                                      --------        --------
                                                                        78,195          82,030
  Valuation allowance...........................................       (67,731)        (69,716)
                                                                      --------        --------
                                                                        10,464          12,314
                                                                      --------        --------
DEFERRED TAX LIABILITIES
  Accelerated depreciation......................................         9,393          10,069
  Other.........................................................         3,694           4,868
                                                                      --------        --------
                                                                        13,087          14,937
                                                                      --------        --------
Net deferred tax liability......................................      $  2,623        $  2,623
                                                                      ========        ========

     The net deferred tax liability is included in "Deferred income taxes and other" on the accompanying consolidated balance sheets.

     The company is seeking refunds of prior year's federal taxes paid, which, if fully realized, could have a material favorable impact on the company's financial position. A reasonable estimation of the potential recovery cannot be made at this time and, accordingly, no adjustment has been made in the financial statements with respect to the claim.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

K. STOCK OPTION PLANS

     The company's Long-Term Incentive Plan (the "Plan") is administered by the Management Resources and Compensation Committee of the Board (the "Committee"), which has plenary authority to interpret the Plan and to adopt rules relating thereto. The Committee may also determine the number, frequency and timing of awards, as well as the type of award and its exercise price, if any, prescribe any performance criteria to be met and any restrictions on exercise and determine any other terms or conditions, including schedules for vesting and exercisability and the conditions under which vesting and exercisability may be accelerated, such as in the event of a change in control of the company.

     The Committee may grant awards in the form of non-qualified stock options or incentive stock options to those key employees of the company and its subsidiaries, including executive officers, it selects to purchase in the aggregate up to 1,750,000 shares of newly issued or treasury common stock. The exercise price of non-qualified stock options may not be less than 50% of the fair market value of such shares on the date of grant or, in the case of incentive stock options, 100% of the fair market value on the date of grant. Awards of stock appreciation rights ("SAR's") may also be granted, either in tandem with grants of stock options (and exercisable as an alternative to the exercise of stock options) or separately.

     In addition, the Committee may grant other awards that consist of or are denominated in or payable in shares or that are valued by reference to shares, including, for example, restricted shares, phantom shares, performance units, performance bonus awards or other awards payable in cash, shares or a combination thereof at the Committee's discretion. During fiscal 1995, awards of 150,000 shares of the company's common stock were made subject to restrictions based upon continued employment for a period of five years and the performance of the company. Compensation expense totalling $330,000 relating to the awards was recorded during the year ended June 3, 1995.

     The 1975 Executive Long-Term Incentive Program (the "Program"), as amended, provided for the granting of stock options, alternative common stock appreciation rights and performance bonus award units to key employees of the company and its subsidiaries. The 1975 program expired on December 31, 1992, except as to outstanding grants.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

     Option activity under the 1975 Program and the 1991 Plan in the year ended
June 3, 1995, the five months ended May 28, 1994 and the years ended December
31, 1993 and 1992 was as follows:

                                                                       OPTION
                                                                     PRICE RANGE      SHARES
                                                                     -----------     ---------
Outstanding at December 31, 1991.................................    3.75-29.00      1,839,246
  Granted........................................................          5.00        321,502
  Terminated.....................................................          3.75       (185,001)
  Exercised......................................................          3.75        (16,666)
  Cancelled......................................................    3.75-29.00        (65,895)
                                                                                     ---------
Outstanding at December 31, 1992.................................    3.75-29.00      1,893,186
  Granted........................................................    5.00- 6.00        285,500
  Terminated.....................................................    3.75-29.00       (372,480)
  Exercised......................................................          3.75        (70,831)
                                                                                     ---------
Outstanding at December 31, 1993.................................                    1,735,375
  Granted........................................................    5.13- 5.63         88,008
  Terminated.....................................................    3.75-19.00        (28,185)
  Exercised......................................................    3.75- 5.00        (30,943)
                                                                                     ---------
Outstanding at May 28, 1994......................................                    1,764,255
  Granted........................................................    5.63-10.63        365,000
  Terminated.....................................................    3.75-21.50       (103,922)
  Exercised......................................................    3.75- 6.25       (190,098)
                                                                                     ---------
Outstanding at June 3, 1995......................................                    1,835,235
                                                                                     =========

     Options for 1,203,000; 930,000; 867,000 and 677,000 shares, were exercisable at June 3, 1995, May 28, 1994 and December 31, 1993 and 1992, respectively. At June 3, 1995, 105,000 shares were available for future grants.

L. STOCK PURCHASE RIGHTS

     In August 1988, the company adopted a Rights Agreement (the "Rights Agreement"), and in October 1988, the company declared a dividend distribution of one common stock purchase Right on each outstanding share of common stock. The Rights will become exercisable at a purchase price of $50 each on the distribution date which occurs if a person or group acquires or makes an offer to acquire 20% or more of the company's common stock.

     In the event that at any time following the distribution date, (i) a person or group becomes the beneficial owner of 20% or more of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the continuing Directors determine to be fair to and otherwise in the best interests of the company and its stockholders), (ii) the company is not the surviving corporation in a merger and its common stock is not changed or exchanged, (iii) an acquiring person engages in one or more self-dealing transactions as set forth in the Rights Agreement, or (iv) during such time as there is an acquiring person, an event occurs which results in such person's ownership interest being increased by more than 1%, each holder of a Right will thereafter have the right to receive, upon exercise of the Right and payment of the purchase price, common stock or a

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES
combination of common stock, cash, preferred stock or debt having a value equal to two times the purchase price of the Right. Alternatively, in such event and with the approval of the continuing Directors, each holder of a Right will have the right, or may be permitted only, to receive shares of common stock having a value equal to the purchase price upon surrender of the Right to the company and without payment of the purchase price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are beneficially owned by the acquiring person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the company.

     In the event that, at any time following the date on which a person or group acquires 20% or more of the company's outstanding shares (i) the company is acquired in a merger or other business combination transaction in which the company is not the surviving corporation (other than certain exceptions mentioned in the Rights agreement) or (ii) 50% or more of the company's assets or earning power is sold or transferred, each holder of a Right which has not been previously voided shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right. The Rights may generally be redeemed by the company at a price of $.02 per Right and they expire in November 1998.

M. COMMITMENTS AND CONTINGENCIES

     At June 3, 1995, certain lawsuits arising in the normal course of business were pending. The company denies all material allegations of these complaints. In the opinion of management, the outcome of legal matters will not have a material adverse effect on the company's financial position, results of operations or liquidity.

     As of June 3, 1995, the company had invested $4,100,000 in cash towards its share of the capital requirements of its Australian joint venture for the production of nickel-based superalloy. The company is committed to an additional investment of $3,400,000 to the joint venture. The joint venture has entered into a credit agreement with an Australian bank. The company has guaranteed 25% of the joint venture's obligations under the credit agreement totalling $17,300,000. This guarantee expires at such time as the joint venture demonstrates its ability to produce commercially acceptable products.


     The company enters into various foreign exchange contracts to manage its foreign exchange risks. Through its foreign currency hedging activities, the company seeks to minimize the risk that the eventual cash flows resulting from purchase and sale transactions denominated in other than the functional currency of the operating unit will be affected by changes in exchange rates. Foreign currency transaction exposures generally are the responsibility of the company's individual operating units to manage as an integral part of their business. The company hedges its foreign currency transaction exposures based on judgment, generally through the use of forward exchange contracts. Gains and losses on the company's foreign currency transaction hedges are recognized as an adjustment to the underlying hedged transactions. Deferred gains and losses on foreign exchange contracts were not significant at June 3, 1995. The company had foreign exchange contracts totalling $11,600,000 at June 3, 1995. Such contracts include forward contracts of $9,100,000 for the sale of U.K. pounds and $2,500,000 for the purchase of U.K. pounds. These contracts hedge certain normal operating purchase and sales transactions. The exchange contracts generally mature within six months and require the company to exchange U.K. pounds for non-U.K. currencies or non-U.K. currencies for U.K. pounds. Translation and transaction gains and losses included in fiscal 1995's Consolidated Statements of Operations were not significant.

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

N. GEOGRAPHIC AND OTHER INFORMATION

     Prior to May 28, 1994 the company operated solely in the United States. Transfers between U.S. and international operations, principally inventory transfers, are charged to the receiving organization at prices sufficient to recover manufacturing costs and provide a reasonable return.

     Certain information on a geographic basis follows:

                                                                    YEAR ENDED     FIVE MONTHS
                                                                     JUNE 3,        ENDED MAY
                                                                       1995         28, 1994
                                                                    ----------     -----------
                                                                         (000'S OMITTED)
REVENUES FROM UNAFFILIATED CUSTOMERS:
United States (including direct export sales)...................     $365,666        $ 86,976
United Kingdom..................................................       30,973              --
                                                                     --------        --------
                                                                     $396,639        $ 86,976
                                                                     ========        ========
INTER AREA TRANSFERS:
United States...................................................     $    373        $     --
United Kingdom..................................................        2,528              --
                                                                     --------        --------
                                                                     $  2,901        $     --
                                                                     ========        ========
EXPORT SALES:
United States direct export sales...............................     $ 81,208        $ 13,254
                                                                     ========        ========
INCOME (LOSS) FROM OPERATIONS:
United States...................................................     $ 14,931        $(55,805)
United Kingdom..................................................       (1,213)             --
                                                                     --------        --------
                                                                     $ 13,718        $(55,805)
                                                                     ========        ========
IDENTIFIABLE ASSETS (EXCLUDING INTERCOMPANY):
United States...................................................     $289,649        $312,462
United Kingdom..................................................       47,547          39,457
General corporate...............................................       31,868          42,828
                                                                     --------        --------
                                                                     $369,064        $394,747
                                                                     ========        ========

                     WYMAN-GORDON COMPANY AND SUBSIDIARIES

O. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data for fiscal 1995 and fiscal 1994 were as follows:


QUARTER                                            FIRST        SECOND         THIRD        FOURTH
-------                                          ---------     ---------     ---------     ---------
                                                       (000'S OMITTED, EXCEPT PER-SHARE DATA)
YEAR ENDED JUNE 3, 1995
Revenue......................................      $95,725       $94,974       $96,238      $109,702
Cost of goods sold...........................       86,150        85,105        83,623        92,373
Other charges (credits) and environmental
  charges....................................           --            --            --          (710)
Income (loss) from operations................            3           768         3,620         9,327
Net income (loss)............................       (3,321)       (2,021)          556         5,825
Net income (loss) per share..................         (.10)         (.06)          .02           .17
YEAR ENDED MAY 28, 1994
Revenue......................................      $58,452       $56,233       $50,896       $59,113
Cost of goods sold...........................       50,433        53,014        50,375        63,994
Other charges (credits) and environmental
  charges....................................           --         2,366            87        32,550
Income (loss) from operations................        1,886        (6,298)       (8,447)      (50,798)
Net income (loss)............................         (816)       (5,642)      (11,282)      (54,663)
Net income (loss) per share..................         (.05)         (.31)         (.63)        (3.02)

---------------

(a) Income (loss) from operations during the third quarter of the year ended May 28, 1994 reflects charges of $2,400 resulting from a change in estimated cash surrender values provided by the company's insurance actuaries on company-owned life insurance policies.

(b) Income (loss) from operations during the fourth quarter of the year ended May 28, 1994 reflects significant charges amounting to $17,450,000.


NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                       ------
Available Information................       2
Incorporation of Certain Documents by
  Reference..........................       2
Prospectus Summary...................       3
Risk Factors.........................       7
Price Range of Common Stock and
  Dividend Policy....................      10
Capitalization.......................      12
Selected Consolidated Financial
  Data...............................      13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      15
Business.............................      22
Management...........................      34
Relationship between the Company and
  Cooper.............................      36
Description of the Company's Capital
  Stock..............................      43
Common Stock Ownership of Cooper.....      48
Plan of Distribution.................      48
Legal Matters........................      50
Experts..............................      50
Index to Consolidated Financial
  Statements.........................      51


15,000,000 SHARES

WYMAN-GORDON COMPANY

COMMON STOCK
(PAR VALUE $1.00 PER SHARE)

[LOGO]

PROSPECTUS

DATED           , 1995

NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY COOPER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF COOPER SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                           PAGE
                                           ----
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     3
Risk Factors...........................     4
Cooper Industries, Inc.................     6
Wyman-Gordon Company...................     7
Relationship between Cooper and
  Wyman-Gordon.........................     7
Price Range of Wyman-Gordon Common
  Stock and Dividend Policy............     9
Use of Proceeds........................     9
Selected Financial Data................    10
Description of the DECS................    11
Certain United States Federal Income
  Tax Considerations...................    21
Plan of Distribution...................    24
ERISA Matters..........................    25
Legal Matters..........................    26
Experts................................    26
Prospectus Relating to Common Stock of
  Wyman-Gordon Company............Appendix A


15,000,000 DECSSM
(DEBT EXCHANGEABLE FOR
COMMON STOCKSM)


COOPER INDUSTRIES, INC.


        % EXCHANGEABLE NOTES
DUE                         , 1998

                         [COOPER LOGO]

SALOMON BROTHERS INC

MERRILL LYNCH & CO.

SCHRODER WERTHEIM & CO.

PROSPECTUS

DATED                     1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses other than underwriting discounts and commissions, incurred in connection with the sale of the DECS being registered (all amounts are estimated except the Commission registration fee and the National Association of Securities Dealers, Inc. Fee).


        Commission Registration Fee......................................  $ 71,121
        National Association of Securities Dealers, Inc. Fee.............  $  9,375
        Printing and Engraving...........................................  $105,000
        Legal Fees and Expenses..........................................  $  *
        Accounting Fees and Expenses.....................................  $ 17,500
        Trustee Fees.....................................................  $  6,500
        Rating Agency Fees...............................................  $210,000
        Blue Sky Fees and Expenses.......................................  $  2,000
        Miscellaneous....................................................  $  *
                                                                           --------
                  Total..................................................  $
                                                                           ========



---------------



* To be provided by amendment.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1701.13 of the Ohio General Corporation Law contains detailed provisions for indemnification of directors and officers of Ohio corporations against expenses, judgments, fines and settlements in connection with litigation. Cooper's Articles of Incorporation and its Directors' and Officers' Liability Insurance Policy provide for indemnification and insurance, respectively, of the directors and officers of Cooper against certain liabilities.

     In addition, on February 17, 1987 the Board of Directors of Cooper authorized Cooper to enter into indemnification agreements with the directors and certain officers that may be designated from time to time by the Board of Directors. The Board's action was approved by the shareholders at their Annual Meeting on April 28, 1987. The indemnification agreements contain provisions for indemnification against expenses, judgments, fines and settlements in connection with threatened or pending litigation, inquiries or investigations that arise out of the director's or officer's acts or omissions in his or her capacity as a director or officer of Cooper.

     Reference is made to the form of the Underwriting Agreement filed as
Exhibit 1.1 hereto, which contains provisions for indemnification of Cooper, its directors, officers and any controlling persons by the Underwriters against certain liabilities for information furnished by the Underwriters.

ITEM 16.  EXHIBITS.


       EXHIBIT
       NUMBER        EXHIBIT
       ------        -------
          1.1         --  Form of Underwriting Agreement.*
          4.1         --  Form of Indenture, between Cooper Industries, Inc. and Texas Commerce
                          Bank National Association, as Trustee.**
          4.2         --  Form of First Supplemental Indenture between Cooper Industries, Inc.
                          and Texas Commerce Bank National Association, as Trustee.**
          4.3         --  Form of DECS (included as Exhibit A to Exhibit 4.2).**

       EXHIBIT
       NUMBER        EXHIBIT
       ------        -------
         5.1          --  Opinion of Skadden, Arps, Slate, Meagher & Flom.*
        12.1          --  Calculation of Ratios of Earnings to Fixed Charges (incorporated by reference to Cooper's Form 10-Q for the quarter ended September 30,
                          1995).
        23.1          --  Consent of Ernst & Young LLP.
        23.2          --  Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit
                          5.1).*
        24.1          --  Powers of Attorney.**
        25.1          --  Statement of Eligibility and Qualification on Form T-1 of Texas
                          Commerce Bank National Association.**
        99.1          --  Stock Purchase Agreement, dated as of January 10, 1994, between Cooper
                          Industries, Inc. and Wyman-Gordon Company.
        99.2          --  Investment Agreement, dated as of January 10, 1994, between Cooper
                          Industries, Inc. and Wyman-Gordon Company (incorporated by reference to Schedule 13D of Cooper Industries, Inc. with respect to its ownership of Wyman-Gordon Company Common Stock, dated June 1, 1994).
        99.3          --  Amendment, dated May 26, 1994, to Investment Agreement dated as of
                          January 10, 1994, between Cooper Industries, Inc. and Wyman-Gordon
                          Company.
        99.4          --  Form of PSA Master Securities Loan Agreement.


---------------


 * To be filed by amendment.



** Previously filed.


ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any existing provision or arrangement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 22, 1995.


                                          COOPER INDUSTRIES, INC.

                                          By    /s/  H. JOHN RILEY, JR.
                                          --------------------------------------
                                                     H. John Riley, Jr.
                                          President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



           /s/  ROBERT CIZIK                   Director and Chairman         November 22, 1995
---------------------------------------------  of the Board
                Robert Cizik

        /s/  H. JOHN RILEY, Jr.                Director, President and       November 22, 1995
---------------------------------------------  Chief Executive Officer
             H. John Riley, Jr.

       /s/  D. BRADLEY MCWILLIAMS              Senior Vice President,        November 22, 1995
---------------------------------------------  Finance (Chief Financial
            D. Bradley McWilliams              Officer)

          /s/  TERRY A. KLEBE                  Vice President and            November 22, 1995
---------------------------------------------  Controller (Chief
               Terry A. Klebe                  Accounting Officer)
                                               Director                      November 22, 1995

---------------------------------------------
               Warren L. Batts

                      *                        Director                      November 22, 1995
---------------------------------------------
              Clifford J. Grum

                      *                        Director                      November 22, 1995
---------------------------------------------
                Linda A. Hill

                                               Director                      November 22, 1995
---------------------------------------------
               Harold S. Hook

                                               Director                      November 22, 1995
---------------------------------------------
          Constantine S. Nicandros

                      *                        Director                      November 22, 1995
---------------------------------------------
               Frank A. Olson

                      *                        Director                      November 22, 1995
---------------------------------------------
                 John D. Ong

                      *                        Director                      November 22, 1995
---------------------------------------------
             Sir Ralph H. Robins

                                               Director                      November 22, 1995
---------------------------------------------
               A. Thomas Young

Diane K. Schumacher by signing her name
hereto, does hereby execute the Registration
Statement on behalf of the directors and officers of the Registrant indicated above by asterisks, pursuant to powers of attorney duly executed by such directors and officers and filed as exhibits to the Registration
Statement.

*By     /s/  DIANE K. SCHUMACHER                                             November 22, 1995
---------------------------------------------
             Diane K. Schumacher
              Attorney-in-Fact

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER         DESCRIPTION OF EXHIBITS
       -------        -----------------------
         1.1          --  Form of Underwriting Agreement.*

         4.1          --  Form of Indenture, between Cooper Industries, Inc. and Texas Commerce
                          Bank National Association, as Trustee.**

         4.2          --  Form of First Supplemental Indenture between Cooper Industries, Inc.
                          and Texas Commerce Bank National Association, as Trustee.**

         4.3          --  Form of DECS (included as Exhibit A to Exhibit 4.2).**

         5.1          --  Opinion of Skadden, Arps, Slate, Meagher & Flom.*

        12.1          --  Calculation of Ratios of Earnings to Fixed Charges (incorporated by reference to Cooper's Form 10-Q for the quarter ended September 30,
                          1995).

        23.1          --  Consent of Ernst & Young LLP.

        23.2          --  Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit
                          5.1).*

        24.1          --  Powers of Attorney.**

        25.1          --  Statement of Eligibility and Qualification on Form T-1 of Texas
                          Commerce Bank National Association.**

        99.1          --  Stock Purchase Agreement, dated as of January 10, 1994, between Cooper
                          Industries, Inc. and Wyman-Gordon Company.

        99.2          --  Investment Agreement, dated as of January 10, 1994, between Cooper
                          Industries, Inc. and Wyman-Gordon Company (incorporated by reference to Schedule 13D of Cooper Industries, Inc. with respect to its ownership of Wyman-Gordon Company Common Stock, dated June 1, 1994).

        99.3          --  Amendment, dated May 26, 1994, to Investment Agreement dated as of
                          January 10, 1994, between Cooper Industries, Inc. and Wyman-Gordon
                          Company.

        99.4          --  Form of PSA Master Securities Loan Agreement.

---------------

 * To be filed by amendment.

** Previously filed.